THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other independent professional financial adviser (being, in the case of shareholders in Ireland, an organisation or firm authorised or exempted pursuant to the Investment Intermediaries Act 1995 or the Stock Exchange Act 1995 or, in the case of shareholders in the United Kingdom, an adviser authorised pursuant to the Financial Services and Markets Act 2000 of the United Kingdom) immediately.

If you sell or have sold or otherwise transferred all of your ARCON Shares (other than pursuant to the Merger Offer), please forward this document together with the accompanying documents, as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through or by whom the sale or transfer was effected, for delivery to the purchaser or transferee. However, such documents should not be forwarded, transmitted or distributed in or into Australia, Japan, South Africa, the United States or any other jurisdiction where to do so would violate the laws in that jurisdiction.

This document should be read in conjunction with the accompanying Form of Acceptance. Appendix IX contains definitions of certain terms used in this document and Appendix X contains a glossary of certain technical terms used in this document. If you are a CREST sponsored member, you should refer to your CREST sponsor before completing the accompanying Form of Acceptance as only your CREST sponsor will be able to send the necessary TTE Instructions to CRESTCo.

The Merger Offer is not being made directly or indirectly in, into or from Australia, Japan, South Africa, the United States or any other jurisdiction where it would be unlawful to do so, or by the use of the mails, or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce, or by any facility of a national securities exchange of Australia, Japan, South Africa, the United States or any other jurisdiction where it would be unlawful to do so, and the Merger Offer will not be capable of acceptance by any such means, instrumentality or facility from within Australia, Japan, South Africa, the United States or any jurisdiction where it would be unlawful to do so. Accordingly, copies of this document, the Form of Acceptance and any related documents are not being, and must not be, mailed or otherwise distributed or sent in, into or from Australia, Japan, South Africa, the United States or any other jurisdiction where it would be unlawful to do so and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from Australia, Japan, South Africa, the United States or any other jurisdiction where it would be unlawful to do so, as doing so may invalidate any purported acceptance of the Merger Offer. Notwithstanding the foregoing restrictions, Lundin Mining reserves the right to permit the Merger Offer to be accepted if, in its sole discretion, it is satisfied that the transaction in question is exempt from or not subject to the legislation or regulation giving rise to the restrictions in question.

All ARCON Shareholders (including custodians, nominees and trustees) who would, or otherwise intend to, or may have a legal or contractual obligation to forward this document, the accompanying Form of Acceptance and/or any other accompanying documents to any jurisdiction outside Ireland or the United Kingdom, should seek appropriate advice before taking any action. Further details in this regard are contained in paragraph 9 of Part B of Appendix I to this document.

A copy of this document, together with copies of the material contracts and the consents specified in paragraphs 7 and 11, respectively of Appendix VI, have been delivered for registration to the Registrar of Companies in Dublin.

Recommended Merger Offer

by

Lundin Mining Corporation

for

ARCON International Resources P.l.c.

Your attention is drawn to the letter of recommendation from the Independent Directors of ARCON recommending that ARCON Shareholders accept the Merger Offer, which appears on pages 5 to 11 of this document.

To accept the Merger Offer, the Form of Acceptance must be completed and returned (whether or not your ARCON Shares are held in CREST) as soon as possible by post to Capita Corporate Registrars Plc, PO Box 7117, Dublin 2, Ireland or, if by hand (during normal business hours only), to Capita Corporate Registrars Plc, Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland, so as to arrive no later than 3.00 p.m. (Dublin time) on 11 April 2005. The procedures for acceptance are set out in paragraph 21 of the letter from Lundin Mining in Part 2 of this document and in the accompanying Form of Acceptance. A reply-paid envelope is enclosed for your convenience.

This document contains certain statements that are or may be forward-looking. These statements typically contain words such as ''intends'', ''expects'', ''estimates'' and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements.

Macquarie Bank Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Lundin Mining and no one else in connection with the Merger Offer for ARCON and will not be responsible to anyone other than Lundin Mining for providing the protections afforded to clients of Macquarie Bank Limited or for giving advice in relation to the Merger Offer, the contents of this document or any transaction or arrangement referred to herein.

Davy Corporate Finance Limited which is regulated in Ireland by the Irish Financial Services Regulatory Authority, is acting exclusively for the Independent Directors and no one else in connection with the Merger Offer for ARCON and will not be responsible to anyone other than the Independent Directors for providing the protections afforded to clients of Davy Corporate Finance Limited or for giving advice in relation to the Merger Offer, the contents of this document or any transaction or arrangement referred to herein.

This document has been approved, solely for the purposes of section 21 of the Financial Services and Markets Act 2000 of the UK, by Macquarie Bank Limited of Levels 29 & 30, CityPoint, One Ropemaker Street, London EC2Y 9HD, which is authorised and regulated in the United Kingdom by the Financial Services Authority.

Risk Factors

Important Notice

The attention of ARCON Shareholders is directed towards the statement of risk factors set out on pages 30 to 34 of this document.

[This page intentionally left blank]

Page
APPENDIX II
FINANCIAL INFORMATION RELATING TO LUNDIN MINING GROUP	55

APPENDIX III
FINANCIAL INFORMATION RELATING TO ARCON GROUP	89

APPENDIX IV
ILLUSTRATIVE FINANCIAL EFFECTS OF ACCEPTANCE OF THE OFFER	109

APPENDIX V
SUMMARY OF THE GENERAL TERMS AND CONDITIONS OF LUNDIN MINING SDRS AND
THE RIGHTS AND RESTRICTIONS ATTACHING TO LUNDIN MINING SHARES	110

APPENDIX VI
ADDITIONAL INFORMATION	118

APPENDIX VII
BASES AND SOURCES	138

APPENDIX VIII
TERMS AND CONDITIONS OF THE LUNDIN MINING SDR ACCOUNT	139

APPENDIX IX
DEFINITIONS	144

APPENDIX X
GLOSSARY OF TECHNICAL TERMS	149

PART 1

LETTER OF RECOMMENDATION FROM MR. PATRICK HAYES, THE SENIOR NONEXECUTIVE DIRECTOR, ON BEHALF OF THE INDEPENDENT DIRECTORS OF ARCON

21 March 2005

To ARCON Shareholders and, for information only, to participants in the ARCON Share Option Schemes

RECOMMENDED MERGER OF ARCON INTERNATIONAL RESOURCES P.L.C.
AND LUNDIN MINING CORPORATION

Dear Shareholder,

1. Introduction

On 3 March 2005 the Boards of ARCON and Lundin Mining announced that they had reached agreement in principle on the terms of a recommended merger of the two companies. On 18 March 2005 the Independent Directors and the Board of Lundin Mining announced that a formal offer would be made by Lundin Mining which the Independent Directors intended to recommend. The terms of the Merger Offer provide ARCON Shareholders with an opportunity to realise cash value in respect of some of their shareholding in ARCON while also retaining an investment in the Enlarged Group by way of a shareholding in Lundin Mining. The Merger Offer will create a substantial independent group with significant zinc and lead mining operations in Europe (aggregate annual zinc production of approximately 152,000 metric tonnes of metal in concentrate and annual lead production of approximately 46,000 metric tonnes of metal in concentrate, each based on the year ended 31 December 2004), as well as copper and silver production and a substantial exploration portfolio.

I am writing to you on behalf of the Independent Directors to explain why the Independent Directors believe that the Merger Offer represents the best way forward for ARCON. I draw your attention to the letter from Lundin Mining set out in Part 2 of this document, which gives details of the Merger Offer and explains the actions you should take to accept the Merger Offer, and to the Appendices which set out certain additional information, including at Appendix II financial information on Lundin Mining and at Appendix III financial information on ARCON.

2. Membership of Independent Committee

The Initial Announcement advised that Mr. Tony O'Reilly Jnr, non-executive Chairman of ARCON, is expected to be appointed to the Board of Lundin Mining following completion of the Merger Offer. This will be a non-executive position. For this reason, while Mr. Tony O'Reilly Jnr participated in the initial assessment of the Merger Offer, he exempted himself from consideration of the initial determination by the Board of ARCON as to whether they would be able to recommend an offer, if made, on the terms detailed in the Initial Announcement.

The Board of ARCON also advised in the Initial Announcement that an independent committee of the Board of ARCON would be established for the purpose of considering the offer if and when it was made. This Independent Committee has, following consultation with the Panel, been duly formed and comprises Mr. Patrick Hayes, Mr. Kevin Ross, Mr. James S. McCarthy, Mr. William A. Mulligan, and Mr. Peter Kidney.

Mr. Tony O'Reilly Jnr is not a member of the Independent Committee, for the reasons set out above.

Registered in Ireland No. 74748 Registered Office: 60 Merrion Road, Ballsbridge, Dublin 4, Ireland

Directors: Anthony O'Reilly, Jnr (Chairman); W. Peter Kidney (Chief Executive Officer);
J. Patrick Hayes* (Chairman of Independent Committee); James S. McCarthy*; James S. D. McCarthy*; William A. Mulligan*;
Kevin Ross*; David Roxburgh*; W. James Tilson*;

* non-executive

Mr. James S. D. McCarthy is a director of Corporate Finance Ireland Limited, which acts as an adviser to Fairfield, a provider of financing facilities to ARCON, as referred to in paragraph 11 below. Mr. David Roxburgh is a director of Fitzwilton Limited (a company ultimately controlled by Sir Anthony O'Reilly and Mr. Peter John Gouldandris), which is a shareholder in ARCON. Because of the potential benefit receivable under the Merger Offer by each of these companies, in their respective capacities as a creditor and a shareholder of ARCON, the Panel requested (on the basis of the information provided to it) that Messrs. McCarthy and Roxburgh consider exempting themselves from membership of the Independent Committee. Both Mr. McCarthy and Mr. Roxburgh have so exempted themselves. Therefore, while they participated in the initial assessment of the Merger Offer, they did not participate in the deliberations of the Independent Committee with respect to the decision to recommend the Merger Offer.

Due to ill health, Mr. W. James Tilson has not participated in the deliberations of either the Board of ARCON or of the Independent Directors with respect to the Merger Offer and he has also been exempted by the Panel from the requirement to take responsibility for the information in this document for which the Board of ARCON and/or the Independent Directors have taken respective responsibility.

The Independent Committee appointed Davy Corporate Finance to advise it with respect to the Merger Offer.

3. Terms of the Merger Offer

The formal Merger Offer is contained in the letter from Lundin Mining, which is set out in Part 2 of this document.

The Merger Offer is being made, on the terms and subject to the conditions and terms set out or referred to in this document and the accompanying Form of Acceptance, on the following basis:
for every 100 ARCON Shares	US$36.2198 in cash (the ''Cash Component'')

and

3.2196 Lundin Mining SDRs (the ''Securities Component'')

and so on in proportion for any greater or lesser number of ARCON Shares held, such that 32 ARCON Shares will entitle the holder to approximately US$11.59 in cash and 1 Lundin Mining SDR. Fractions of Lundin Mining SDRs will not be distributed or created but will be aggregated and sold in the market for the benefit of the relevant ARCON Shareholders. Therefore ARCON Shareholders holding less than 32 ARCON Shares will receive US$0.362198 in cash per ARCON Share as the consideration under the Cash Component of the Merger Offer plus the pro rata net proceeds of the sale of aggregated Lundin Mining SDRs in respect of the Securities Component of the Merger Offer.

The terms of the Merger Offer also contain a limited cash alternative (the ''Cash Alternative'') whereby all ARCON Shareholders may elect to receive an amount of cash equivalent to the full value of the Merger Offer per ARCON Share in respect of the first 1,000 ARCON Shares registered in each ARCON Shareholder's name. ARCON Shareholders owning 1,000 or less ARCON Shares will be entitled to elect to receive this Cash Alternative in respect of their entire holding of ARCON Shares. No partial elections for this Cash Alternative are available to ARCON Shareholders. ARCON Shareholders who hold more than 1,000 ARCON Shares and who elect for the Cash Alternative will be deemed to have agreed to the acquisition of the balance of their ARCON Shares on the same terms as the Merger Offer. The value of this Cash Alternative per ARCON Share will represent the Cash Component of the Merger Offer for an ARCON Share plus an amount of cash equivalent to value of the Securities Component of the Merger Offer for an ARCON Share, which shall be determined on the basis of the Closing Price of Lundin Mining SDRs on the date the Merger Offer becomes or is declared unconditional in all respects. Where any ARCON Shareholder splits their holding of ARCON Shares after 18 March 2005 by transferring ARCON Shares to persons connected with them (as defined by section 10 of the Taxes Consolidation Act 1997), then the ARCON Shares held by such connected persons shall be treated as a single holding of ARCON Shares for the purposes of any election under the Cash Alternative received from those connected persons. The provisions relating to the settlement currency shall apply to the Cash Alternative.

Based on the Closing Price of SEK71 per Lundin Mining SDR on the O-list of the Stockholm Stock Exchange on 16 March 2005, the last practicable date prior to the publication of this document, and based on the prevailing US$/€ and SEK/€ exchange rates on 16 March 2005, the Merger Offer values each ARCON Share at €0.522 (the ''Current Merger Value per ARCON Share'') and the entire issued share capital of ARCON (assuming the exercise of all outstanding options under the ARCON Share Option Schemes) at approximately €93.4 million as at that date (approximately €48.4 million (US$64.8 million) of which will be satisfied in cash, with the balance being satisfied by the issue of Lundin Mining SDRs). This represents a premium of 14% over the Closing Price of €0.46 per ARCON Share on 16 March 2005 (the last practicable date prior to the publication of this document).

The expressed value of the Merger Offer will fluctuate in accordance with movements in the price per Lundin Mining SDR and with movements in the US$/€ exchange rate (which affects the Cash Component of the Merger Offer) and the SEK/€ exchange rate (which affects the Securities Component of the Merger Offer).

While the value per ARCON Share under the Merger Offer at the date of the Initial Announcement of €0.538 (based on the prevailing exchange rates and the Closing Price of Lundin Mining Shares on the Toronto Stock Exchange on 2 March 2005 (the ''2 March 2005 Value per ARCON Share''), represented a small discount to the Closing Price per ARCON Share of €0.57 on 2 March 2005, both the 2 March 2005 Value per ARCON Share and the Current Merger Value per ARCON Share represent premia of approximately 32% and 28% over the average Closing Prices per ARCON Share in the 12 month period prior to the commencement of the Offer Period, approximately 35% and 31% over the average Closing Price per ARCON Share in the 6 month period prior to the commencement of the Offer Period, and approximately 30% and 26% over the average Closing Price per ARCON Share in the 3 month period prior to the commencement of the Offer Period.

Following the compulsory acquisition of the remaining shares in NAN not owned by Lundin Mining, Lundin Mining will have issued approximately 1,313,396 Lundin Mining SDRs to shareholders in NAN. Allowing for this dilution and assuming full acceptance of the Merger Offer, and ignoring the effect of the issue, if any, of ARCON Shares pursuant to the ARCON Share Option Schemes, and ignoring the effect of the elections, if any, pursuant to the Cash Alternative, ARCON Shareholders will own approximately 14% of the entire issued share capital of Lundin Mining (on an undiluted basis) immediately following completion of the Merger Offer.

Settlement Currency

ARCON Shareholders resident in a Participating State or the United Kingdom will have the ability under the Merger Offer and the Cash Alternative to elect to receive cash consideration (that is, the Cash Component in respect of their ARCON Shares and any amount they are entitled to pursuant to an election for the Cash Alternative) in euro, pounds sterling or US dollars. In default of election, the cash consideration will be paid in euro to ARCON Shareholders resident in a Participating State and in pounds sterling to ARCON Shareholders resident in the United Kingdom. ARCON Shareholders resident elsewhere will receive cash consideration in US dollars. The amount of euro or pounds sterling payable will be determined by reference to the US$/€, SEK/€, SEK/Stg£ and US$/Stg£ exchange rates obtained by Capita Corporate Registrars Plc from its bankers on receipt of funds for the relevant payment date. Further details in relation to this election are contained in paragraph 12 of this Part 1 and paragraph 23(c) of Part 2 of this document.

Swedish Depository Receipts

The Securities Component of the consideration under the Merger Offer will be satisfied by the creation of Lundin Mining SDRs, which will be quoted on the O-list of the Stockholm Stock Exchange and which will rank pari passu in all respects with existing Lundin Mining SDRs. A summary of the rights and restrictions attaching to the Lundin Mining SDRs is set out in Appendix V of this document.

4. Background to and reasons for the recommendation of the Merger Offer

The Board of ARCON has considered a strategy of diversifying both production and exploration risk as a means of optimising shareholder value, and the Independent Directors believe that the Merger Offer delivers these objectives.

The Merger Offer presents ARCON Shareholders with the opportunity to participate in an enlarged group with three significant operating assets instead of just one at Galmoy and a targeted expansion of the Galmoy mine life through a substantially enhanced exploration programme as well as other exploration opportunities in Sweden.

Furthermore, the Merger Offer allows ARCON Shareholders to realise a cash value for part of their investment in ARCON that reflects the current favourable sentiment towards base metals equities.

In considering the Merger Offer, the Independent Directors have had regard to the risks facing ARCON as a standalone company with a single and maturing producing asset, notwithstanding the significant exploration and production progress made by ARCON over recent years. The following factors have been of relevance in the deliberations of the Independent Committee with respect to the Merger Offer:
   The combination of ARCON and Lundin Mining mine interests delivers risk diversification by exposing ARCON Shareholders to a broader asset portfolio comprising zinc, lead, copper and silver mineralisation and provides ARCON Shareholders with the ability to capitalise on the currently prevailing high commodity price environment.

  The production life of the Enlarged Group will be significantly extended relative to that of Galmoy alone. While the Galmoy mine now has, following the discovery of the R-zone orebody, a commercial life of approximately 5 years (assuming no further discoveries), the Zinkgruvan mine has a significantly longer remaining commercial life, currently having an estimated 11-year reserve life with additional resources that could support mining for a further 8 years, and the Storliden mine now has an estimated remaining commercial life of approximately 3 years, with exploration also in progress which, if successful, would extend its mine life further.

  The greater financial scale and resources of the Enlarged Group can facilitate accelerated further development of the Galmoy mine. This would be achieved by investing in operations and exploration with a view to optimising the use of the mine facilities and potentially extending the mine life through successful exploration. While increases in concentrate production volumes from approximately 100,000 metric tonnes in 2002 to approximately 160,000 metric tonnes in 2004 at the Galmoy mine have been achieved, further investment is expected to result in enhanced production volumes.

  The Enlarged Group will also have increased and diversified exploration potential, with areas of initial focus likely to be around Galmoy and on acreage held by Lundin Mining in Skellefte, Bergslagen and Norrbotten districts (three major Swedish mining districts) offering prospects for zinc, lead and silver plus prospects for gold, copper and nickel.

  The technical expertise and experience of both companies and their respective management teams would be available to the Enlarged Group.

  Share price liquidity in the equity of the Enlarged Group is expected to be greater relative to that of ARCON since the Enlarged Group would immediately after the Merger Offer have a more diverse institutional and retail shareholder base.

The Merger Offer terms were negotiated with the objective of achieving terms that reflect the progress made by ARCON in developing Galmoy since the 2002 refinancing, and capturing and delivering value for ARCON Shareholders in the prevailing high zinc price environment. The Independent Directors believe that this has been successfully achieved and that implementation of the Merger Offer will create a group with a combination of improved cash flows, experienced management and a greater diversity of mines and growth opportunities over a wider geographic area.

5. Irrevocable Undertakings and Letters of Intent

Lundin Mining has received an irrevocable undertaking from ARCON's largest shareholder, Sir Anthony O'Reilly, to accept, or procure the acceptance of the Merger Offer in respect of 111,513,439 ARCON Shares representing 64.11% of the existing issued share capital of ARCON. This irrevocable undertaking will cease to have any effect (its other conditions which related to the making of the Merger Offer and the timing thereof now having been satisfied) if the Merger Offer has not become or been declared unconditional by 10 June 2005 or if the Merger Offer lapses or is withdrawn.

Lundin Mining has also received an irrevocable undertaking from Mr. Tony O'Reilly Jnr to accept, or procure the acceptance of the Merger Offer, in respect of 679,539 ARCON Shares representing 0.39% of the existing issued share capital of ARCON. This irrevocable undertaking will cease to have any effect (its other conditions which related to the making of the Merger Offer and the timing thereof now having been satisfied) if the Merger Offer has not become or been declared unconditional by 10 June 2005 or if the Merger Offer lapses or is withdrawn.

The other Directors of ARCON other than Mr. W. James Tilson who hold ARCON Shares have signed nonbinding letters of intent to accept the Merger Offer in respect of all of the ARCON Shares owned or controlled by them, representing approximately 0.18% of the existing issued share capital of ARCON.

6. Directors, management and employees

Lundin Mining has given assurances that the existing employment rights, including pension rights, of the employees of the ARCON Group will be fully safeguarded.

Mr. Tony O'Reilly Jnr, non-executive Chairman of ARCON, will join the board of Lundin Mining as a nonexecutive director following completion of the Merger.

All of the other Directors of ARCON, other than Mr. Peter Kidney who will remain on the Board of ARCON, have agreed that following the Merger Offer becoming or being declared unconditional in all respects, they will resign from the Board of ARCON.

7. Update on ARCON current trading

As announced in the unaudited Preliminary Results, which were released on 18 March 2005, for the year ended 31 December 2004, the ARCON Group reported a 31% increase in concentrate sold from 120,421 dmt in 2003 to 157,862 dmt in 2004, comprising 133,148 dmt zinc concentrate and 24,714 dmt lead concentrate, benefiting from the upgrading of the lead circuit in May 2004. The average LME zinc price during the year was $1,044/mt (compared to US$828/mt in 2003) a rise of 26.5%, the impact of which was reduced by a further weakening of the US$/€ exchange rate from €1:US$1.13 to €1:US$1.24 with a consequential change in the average euro equivalent LME zinc price €842/mt (2004) compared to €732/mt (2003).

Strong demand for zinc began to impact zinc prices in 2005 with a rise in the LME zinc price to an excess of US$1,400/mt recently. A shortage of zinc concentrate on world markets is expected to result in a further reduction in zinc treatment charges in 2005 and 2006.

Reported turnover for the year ended 31 December 2004 was €37.3 million (relative to €22.4 million in the prior year) and profit before tax of €1.4 million was recorded (relative to a loss of €9.7 million in the prior year).

8. Support Agreement

ARCON has entered into a Support Agreement with Lundin Mining dated 17 March 2005, the terms of which have been approved by the Panel. Under this agreement, ARCON has agreed, inter alia, to pay all of Lundin Mining's quantifiable third party costs and expenses (inclusive of non recoverable VAT) up to a maximum of 1% of the value of the Merger Offer. The expenses shall be payable if, having given their recommendation of the Merger Offer, any of the Independent Directors subsequently withdraws or adversely modifies their recommendation of the Merger Offer in the event of a competing offer for ARCON and in such event the Merger Offer lapses or is withdrawn. Other than in these circumstances, in the event that the Independent Directors of ARCON withdraw their recommendation, which they are entitled to do, no financial penalty arises from such withdrawal under the terms of the expense reimbursement arrangement. The terms of the expense reimbursement arrangement have been approved by the Panel.

Davy Corporate Finance, the independent financial adviser to the Independent Directors of ARCON, and the Independent Directors, have confirmed in writing to the Panel, in accordance with Note 1 of Rule 21.2 of the Irish Takeover Rules, that in the respective opinions of the Independent Directors of ARCON and Davy Corporate Finance, in the context of the Merger Offer, the expense reimbursement arrangement is in the best interests of ARCON Shareholders.

The Support Agreement contains a non-solicitation undertaking from ARCON whereby ARCON has accepted certain restrictions on its ability to solicit, encourage or otherwise seek to procure an approach from any other potential offerors until the day on which the Merger Offer closes, lapses or is withdrawn.

9. ARCON Share Option Schemes

The Merger Offer extends to any ARCON Shares unconditionally allotted or issued pursuant to the exercise of options under the ARCON Share Option Schemes while the Merger Offer remains open for acceptance. Appropriate proposals will be made in due course to holders of options over ARCON Shares.

10. Release of Guarantees/Security

Lundin Mining has entered into an agreement with Sir Anthony O'Reilly and Indexia Holdings Limited (''Indexia'') dated 17 March 2005, whereby Lundin Mining has agreed to fund the mine closure fund deposit account and the mine licence fund deposit account maintained by ARCON with Bank of Scotland (formerly ICC Bank) in connection with the issue by Bank of Scotland of the mine closure bond and the mine licence bond or otherwise procure the release of certain guarantees and security provided by Sir Anthony O'Reilly and Indexia to Bank of Scotland in connection with the aforesaid bonds each for the benefit of ARCON. This agreement is conditional upon the Merger Offer being declared or becoming unconditional in all respects.

These arrangements have been considered by the Panel.

11. Refinancing of Debt from Fairfield/Indexia

A loan facility is in existence between Fairfield and ARCON (the ''Fairfield Facility''). An amount of US$15,017,685 was outstanding as at 31 December 2004 under the Fairfield Facility. Fairfield and Lundin Mining have entered into an agreement dated 17 March 2005, conditional on the Merger Offer being declared or becoming unconditional in all respects, whereby the benefit of the Fairfield Facility shall be assigned to Lundin Mining for an amount equivalent to the amount outstanding under the Fairfield Facility at the time of the assignment.

A loan facility is also in existence between Indexia, a company also controlled by Sir Anthony O'Reilly and ARCON (''Indexia Facility''). An amount of US$2,510,606 was outstanding as at 31 December 2004 under the Indexia Facility. Lundin Mining and Indexia have entered into an agreement dated 17 March 2005, conditional on the Merger Offer being declared or becoming unconditional in all respects, whereby the benefit of the Indexia Facility shall be assigned to Lundin Mining for an amount equivalent to the amount outstanding to Indexia under the Indexia Facility at the time of the assignment.

These arrangements have been considered by the Panel.

12. Consideration

The Cash Component of the consideration will, in relation to ARCON Shareholders who validly accept the Merger Offer up to the time the Merger Offer becomes or is declared unconditional in all respects, be despatched not later than 14 days after the Merger Offer becomes or is declared unconditional in all respects, or thereafter, so long as the Merger Offer remains capable of acceptance, within 14 days of receipt of acceptance of the Merger Offer.

Entitlements to Lundin Mining SDRs in respect of the Securities Component of the consideration will, in relation to ARCON Shareholders who validly accept the Merger Offer up to the time the Merger Offer becomes or is declared unconditional in all respects, be credited not later than 14 days after the Merger Offer becomes or is declared unconditional in all respects, or thereafter, so long as the Merger Offer remains capable of acceptance, within 14 days of receipt of acceptance of the Merger Offer.

ARCON Shareholders resident in a Participating State or the United Kingdom will have the ability under the Merger Offer to elect to receive cash consideration (that is, the Cash Component in respect of their ARCON Shares and any amount they are entitled to pursuant to an election for the Cash Alternative) in euro or, pounds sterling or US dollars. In default of election, the cash consideration will be paid in euro to ARCON Shareholders resident in a Participating State and in pounds sterling to ARCON Shareholders resident in the United Kingdom. ARCON Shareholders resident elsewhere will receive cash consideration in US dollars. The amounts of euro or pounds sterling payable will be determined by reference to the US$/€, SEK/€, SEK/Stg£ and US$/Stg£ exchange rates obtained by Capita Corporate Registrars Plc from its bankers on receipt of funds for the relevant payment date. Further details in relation to this facility are contained in paragraph 23(c) of Part 2 of this document.

13. Summary of the General Terms and Conditions of Lundin Mining SDRs and the Rights and Restrictions Attaching to the Lundin Mining Shares

The Lundin Mining SDRs to be issued in connection with the Merger Offer will be issued credited as fully paid and non-assessable and will rank pari passu in all respects with the existing Lundin Mining SDRs, together with the right to receive all dividends and other distributions declared, made or paid after the date of issue of the Lundin Mining SDRs.

A summary of the general terms and conditions of the Lundin Mining SDRs and the rights and restrictions attaching to Lundin Mining Shares is set out in Appendix V of this document.

14. Taxation

Your attention is drawn to paragraph 19 of Part 2 of this document, headed ''Irish, United Kingdom and Canadian Taxation''. If you are in any doubt as to your own tax position or are liable to tax in any other jurisdiction, you should consult an appropriate professional adviser immediately.

15. Action to be taken to accept the Merger Offer

The procedure for acceptance is set out in paragraph 21 of the letter from Lundin Mining contained in Part 2 of this document, in Part C of Appendix I of this document and in the accompanying Form of Acceptance.

If you wish to accept the Merger Offer you should complete your Form of Acceptance in accordance with the instructions printed thereon and return it, by post to Capita Corporate Registrars Plc, PO Box 7117, Dublin 2, Ireland or, if by hand (during normal business hours only), to Capita Corporate Registrars Plc, Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland as soon as possible, but in any event so as to arrive no later than 3.00 p.m. (Dublin time) on 11 April 2005. If you have any questions about this procedure, you should telephone Capita Corporate Registrars Plc on (01) 810 2453 or if you are calling from outside Ireland +353 1 810 2453.

16. Further information

Your attention is drawn to the information set out in the rest of this document including the appendices.

17. Recommendation

The Independent Directors of ARCON, who have been so advised by Davy Corporate Finance, consider the terms of the Merger Offer to be fair and reasonable. In providing its advice, Davy Corporate Finance has taken into account the commercial assessments of the Independent Directors of ARCON. The Independent Directors of ARCON unanimously recommend that ARCON Shareholders accept the Merger Offer.

The Independent Directors of ARCON intend to accept the Merger Offer in respect of all of their own beneficial shareholdings of 308,717 ARCON Shares, representing approximately 0.18% of the existing issued share capital of ARCON.

Yours faithfully,

J. Patrick Hayes
on behalf of the
Independent Directors

PART 2

LETTER FROM LUNDIN MINING

Lundin Mining Corporation
Suite 1100 888
Dunsmuir Street
Vancouver
British Columbia
V6C 3K4
Canada

21 March 2005

To ARCON Shareholders and, for information only, to participants in the ARCON Share Option Schemes

Dear Sir or Madam,

RECOMMENDED OFFER FOR ARCON

1. Introduction

On 3 March 2005 the Boards of ARCON and Lundin Mining announced that they had reached agreement in principle on the terms of a recommended merger of the two companies. On 18 March 2005 the Independent Committee of the Board of ARCON and the Board of Lundin Mining announced that a formal offer would be made by Lundin Mining which the Independent Committee intended to recommend.

This letter, Appendix I and the accompanying Form of Acceptance contain the formal terms and conditions of the Merger Offer for your ARCON Shares.

Your attention is drawn to the letter of recommendation from the Independent Directors of ARCON set out in Part 1 of this document, which explains the reasons why the Independent Directors of ARCON, having been so advised by Davy Corporate Finance, consider the terms of the Merger Offer to be fair and reasonable. The Independent Directors of ARCON have unanimously recommended that all ARCON Shareholders accept the Merger Offer. The Independent Directors of ARCON intend to accept the Merger Offer in respect of their own beneficial shareholdings amounting to, in aggregate, 308,717 ARCON Shares, representing approximately 0.18% of the existing issued share capital of ARCON. In providing its advice to the Independent Directors of ARCON, Davy Corporate Finance has taken into account the commercial assessments of the Independent Directors of ARCON.

To accept the Merger Offer, ARCON Shareholders must complete and return the Form of Acceptance as soon as possible but, in any event, so as to be received by no later than 3.00 p.m. (Dublin time) on 11 April 2005. Further details are set out in paragraph 21 of this letter.

2. The Merger Offer

Lundin Mining offers to acquire, on the terms and subject to the conditions and terms set out or referred to in this document and in the accompanying Form of Acceptance, all of the issued and to be issued ARCON Shares, on the following basis:
for every 100 ARCON Shares	US$36.2198 in cash (the ''Cash Component'')

and

3.2196 Lundin Mining SDRs (the ''Securities Component'')

and so on in proportion for any greater or lesser number of ARCON Shares held, such that 32 ARCON Shares will entitle the holder to approximately US$11.59 in cash and 1 Lundin Mining SDR. Fractions of Lundin Mining SDRs will not be distributed or created but will be aggregated and sold in the market for the benefit of the relevant ARCON Shareholders. Therefore ARCON Shareholders holding less than 32 ARCON Shares will receive US$0.362198 in cash per ARCON Share as the consideration under the Cash Component of the Merger Offer plus the pro rata net proceeds of the sale of aggregated Lundin Mining SDRs in respect of the Securities Component of the Merger Offer.

The terms of the Merger Offer also contain a limited cash alternative (the ''Cash Alternative'') whereby all ARCON Shareholders may elect to receive an amount of cash equivalent to the full value of the Merger Offer per

ARCON Share in respect of the first 1,000 ARCON Shares registered in each ARCON Shareholder's name. ARCON Shareholders owning 1,000 or less ARCON Shares will be entitled to elect to receive this Cash Alternative in respect of their entire holding of ARCON Shares. No partial elections for this Cash Alternative are available to ARCON Shareholders. ARCON Shareholders who hold more than 1,000 ARCON Shares and who elect for the Cash Alternative will be deemed to have agreed to the acquisition of the balance of their ARCON Shares on the same terms as the Merger Offer. The value of this Cash Alternative per ARCON Share will represent the Cash Component of the Merger Offer for an ARCON Share plus an amount of cash equivalent to the value of the Securities Component of the Merger Offer for an ARCON Share, which shall be determined on the basis of the Closing Price of Lundin Mining SDRs on the date the Merger Offer becomes or is declared unconditional in all respects. Where any ARCON Shareholder splits their holding of ARCON Shares after 18 March 2005 by transferring ARCON Shares to persons connected with them (as defined by section 10 of the Taxes Consolidation Act, 1997), then the ARCON Shares held by such connected persons shall be treated as a single holding of ARCON Shares for the purposes of any election under the Cash Alternative received from those connected persons. The provisions relating to the settlement currency shall apply to the Cash Alternative.

The Merger Offer is subject, inter alia, to the following conditions:

  valid acceptances being received by no later than 3.00 p.m. (Dublin time) on 11 April 2005 (or such later date as may be permitted by the Irish Takeover Rules), in respect of not less than 80 per cent (or such lesser percentage as Lundin Mining may, subject to the Irish Takeover Rules, decide) of ARCON Shares in respect of the Merger Offer; and
  Admission.

3. Benefits of the Merger Offer to ARCON Shareholders

Based on the Closing Price of SEK71 per Lundin Mining SDR on the O-list of the Stockholm Stock Exchange on 16 March 2005, the last practicable date prior to the publication of this document, and based on the prevailing US$/€ and SEK/€ exchange rates on 16 March 2005, the Merger Offer values each ARCON Share at €0.522 (the ''Current Merger Value per ARCON Share'') and the entire issued share capital of ARCON (assuming the exercise of all outstanding options under the ARCON Share Option Schemes) at approximately €93.4 million as at that date (approximately €48.4 million (US$64.8 million) of which will be satisfied in cash, with the balance being satisfied by the creation of Lundin Mining SDRs). This represents a premium of approximately 14% over the Closing Price of €0.46 per ARCON Share on 16 March 2005 (the last practicable date prior to the publication of this document).

The expressed value of the Merger Offer will fluctuate in accordance with movements in the price per Lundin Mining SDR and with movements in the US$/€ exchange rate (which affects the Cash Component of the Merger Offer) and the SEK/€ exchange rate (which affects the Securities Component of the Merger Offer).

While the value per ARCON Share under the Merger Offer at the date of the Initial Announcement of €0.538 (based on the prevailing exchange rates and the Closing Price of Lundin Mining Shares on the Toronto Stock Exchange on 2 March 2005 (the ''2 March 2005 Value per ARCON Share''), represented a small discount to the Closing Price per ARCON Share of €0.57 on 2 March 2005, the 2 March 2005 Value per ARCON Share and the Current Merger Value per ARCON Share represent premia of approximately 32% and 28% over the average Closing Prices per ARCON Share in the 12 month period prior to the commencement of the Offer Period, approximately 35% and 31% over the average Closing Price per ARCON Share in the 6 month period prior to the commencement of the Offer Period, and approximately 30% and 26% over the average Closing Price per ARCON Share in the 3 month period prior to the commencement of the Offer Period.

Further details of the Merger Offer

The Merger Offer extends to all ARCON Shares unconditionally allotted or issued, together with any further such ARCON Shares which are unconditionally allotted or issued (including pursuant to the exercise of options under the ARCON Share Option Schemes) while the Merger Offer remains open for acceptance or, subject to the Irish Takeover Rules, such earlier date as Lundin Mining may decide.

ARCON Shares will be acquired by Lundin Mining or its nominees, pursuant to the Merger Offer, fully paid and free from all liens, charges, equitable interests, encumbrances, rights of pre-emption and any other third party rights of any nature whatsoever and together with all rights now and hereafter attaching to such shares including, without limitation, the right to receive in full all dividends and other distributions (if any) declared, paid or made after 18 March 2005, the date on which the Merger Offer was announced.

The Lundin Mining SDRs will be issued free from all liens, charges, equitable interests, encumbrances and any other third party rights of any nature whatsoever and together with equivalent rights to those attaching to existing Lundin Mining SDRs. The Lundin Mining SDRs will rank pari passu in all respects with the existing Lundin Mining SDRs, including with respect to rights to receive all dividends and other distributions declared, made or paid after the creation of the Lundin Mining SDRs. All of the existing Lundin Mining SDRs are, and the Lundin Mining SDRs created in connection with the Merger Offer will be, in dematerialised form.

The Merger Offer will initially remain open for acceptance until 3.00 p.m. (Dublin time) on 11 April 2005. The Merger Offer may be extended to a later date but is not capable of being kept open after 5.00 p.m. (Dublin time) on 20 May 2005 unless the Merger Offer previously becomes or has been declared unconditional as to acceptances, provided that Lundin Mining reserves the right, with the permission of the Irish Takeover Panel (to the extent required), to extend the Offer to a later time(s) and/or date(s).

The Merger Offer is subject to the conditions and certain further terms of the Merger Offer contained in Appendix I to this document and in the accompanying Form of Acceptance.

The attention of overseas shareholders is drawn to paragraph 20 of this letter and paragraph 9 of Part B of Appendix I to this document and to the relevant provisions of the Form of Acceptance.

4. Reasons for making the Merger Offer

Lundin Mining's strategy

Lundin Mining's mission is to explore for and extract minerals in a cost-efficient and environmentally responsible way, through wholly-owned subsidiaries and affiliated companies. A balance between exploration and producing assets will be achieved and maintained through internally developed and acquired assets.

Lundin Mining's vision is to maximise shareholder value through building a significant mineral exploration and mining company primarily focused on the Nordic region and Europe.

In order to realise Lundin Mining's vision, the Board of Directors of Lundin has decided to pursue the following strategy:
  Evaluate existing exploration projects as efficiently as possible.
  Acquire exploration rights for land areas known to contain mineral deposits.
  Become a joint venture partner in exploration and producing projects deemed commercially viable.

  Lundin Mining's ability to increase annual production of base metals is mainly dependent on its capacity to commence new production based on successful exploration, increase production from existing mines as well as to improve current mining and production methods. Lundin Mining's objective is growth through development of exploration deposits into commercial operations and acquisition of profitable production assets that meet Lundin Mining's focus. Lundin Mining's operations are carried out with the ambition that all exploration and production are managed in order to minimise the effect on the environment.

  Lundin Mining's positive cash flows combined with the fact that it does not hold any significant long term debt supports its objective to expand operations through acquisitions as well as development of existing assets.

  Lundin Mining is aiming for an equity ratio of 65 percent and intends to, as far as possible, finance future investments through internally generated funds once this equity ratio has been reached.

Commercial logic of the Merger

The Board of Lundin Mining considers that there is strong commercial logic in combining the businesses of Lundin Mining and ARCON, and that the Enlarged Group will enjoy the following particular benefits:
  Enhanced position in base metals mining and increased exposure to base metals prices going forward.
  Increased position and purchasing power.
  Further diversification of mining operations.
  Increased and diversified exploration potential.
  Achieving efficiencies through sharing of technical expertise and expertise across the Enlarged Group, plus reducing the costs of some overheads.

   The ability to provide employees with the benefits of being part of an enlarged organisation with increased operational and financial resources.

5. Information on the ARCON Group

ARCON is an Irish mining and exploration company that is listed on the Official Lists and admitted to trading on the Stock Exchanges. The main asset of the company is the Galmoy mine located in County Kilkenny, Ireland. The Galmoy mine, for the year ended 31 December 2004, produced approximately 69,000 metric tonnes of zinc in concentrate and approximately 15,000 metric tonnes of lead in concentrate.

As announced in the unaudited Preliminary Results, which were released on 18 March 2005, as at 31 December 2004, the ARCON Group reported a cash balance of approximately €4 million and total debt of approximately €12.8 million. ARCON reported turnover of approximately €37.3 million and profit before tax of approximately €1.4 million for the year ended 31 December 2004.

Further financial information on the ARCON Group is contained in Appendix III of this document.

6. Lundin Mining Shares and Lundin Mining SDRs

The share capital of Lundin Mining comprises an unlimited number of Common Shares and one special share without nominal or par value. The special share is a redeemable, non-voting share, which entitles its holder to receive a fixed non-cumulative dividend in priority to the Common Shares at an amount equal to 8 per cent per annum of the consideration paid for the special share. The special share has not been issued. The articles of incorporation of Lundin Mining set out the voting rights of holders of Common Shares at shareholders' meetings of Lundin Mining, whereby on a poll the holders are entitled to one vote for each Common Share held. The Common Shares are entitled to participate rateably in any dividends that may be declared by the Board of Lundin Mining and in a distribution of the assets of Lundin Mining in the event of a liquidation.

Each Lundin Mining SDR represents one Common Share in Lundin Mining. Issued shares in Lundin Mining are deposited with a custodian and represented by depository receipts. The issuance of depository receipts is a method of making it possible to trade foreign shares in Sweden. E. Öhman J:or Fondkommission AB (''Öhman''), serving as custodian, holds the shares in Lundin Mining represented by depository receipts. The depository receipts are registered by an authorised account operating institute in the Swedish CSD register maintained by VPC AB (the ''VPC Register'' and ''VPC'', respectively) in accordance with the Financial Instruments Registrations Act (1998:1479) and other applicable rules governing the Swedish CDS rules. The information in the VPC Register pertaining to Lundin Mining SDRs is not public. A Lundin Mining SDR carries rights to receive dividends paid in respect of the underlying share, and a holder of Lundin Mining SDRs has the right to vote by proxy at meetings of shareholders of Lundin Mining. A holder of depository receipts must however follow procedures received from the custodian in order to vote by proxy at the meeting. A summary of the general terms and conditions of Lundin SDRs is included in Part 1 of Appendix V of this document and details as regards settlement procedures are set out in paragraph 23(d) of this letter. The Depository Receipts are subject to Swedish law, and any disputes shall be referred to the Stockholm District Court for settlement.

Öhman serves as the custodian for Lundin Mining Shares that are represented by Depository Receipts. The custodian will provide the holders of Lundin Mining SDRs with information on the following items, among others: (a) general and special meetings of shareholders of Lundin Mining; (b) procedures for exercising voting rights by proxy; (c) terms and conditions governing dividends and their payment; and (d) terms and conditions and instructions pertaining to the conversion of depository receipts into shares.

The Lundin Mining SDRs to be issued in connection with the Merger Offer will rank pari passu in all respects with the existing Lundin Mining SDRs, together with the right to receive all dividends and other distributions declared, made or paid after the date of issue of the Lundin Mining SDRs. All of the existing Lundin Mining SDRs are, and the Lundin Mining SDRs to be created in connection with the Merger Offer will be, in dematerialised form.

A summary of the general terms and conditions of Lundin Mining SDRs and the rights and restrictions attaching to Lundin Mining Shares is set out in Appendix V of this document.

7. Information on the Lundin Mining Group

Lundin Mining is a Canadian mining and exploration company with a primary focus in Europe. Lundin Mining was incorporated by registration of Articles of Incorporation pursuant to the Canada Business Corporations Act under the name ''South Atlantic Diamonds Corp.'' on 9 September 1994. Lundin Mining changed its name to ''South Atlantic Resources Ltd.'' on 30 July 1996. In connection with a one-for-six share consolidation that took effect on 2 April 2002, Lundin Mining changed its name to ''South Atlantic Ventures Ltd.'' on 25 March 2002, and then to Lundin Mining Corporation on 12 August 2004.

Lundin Mining became active in Sweden in 1996 with the support of its major shareholder Adolf H. Lundin. With the acquisition of two small exploration companies, Lundin Mining acquired exploration permits in the three major mining districts of Sweden — the Bergslagen district in the south, the Skellefte district in Västerbotten and the Norrbotten district in Norrbotten. Prior to becoming active in Sweden, Lundin Mining was active in South America and Africa searching for new mineral deposits with the support of the Lundin Mining Group.

The activity of Lundin Mining in Sweden led to the formation of a new company, North Atlantic Natural Resources AB (''NAN''), jointly held with Boliden, in January 1997. NAN was listed on the Stockholm Stock Exchange in June 1997. NAN found a new copper and zinc mine, Storliden, in the Skellefte district of northern Sweden in 1998, confirming the potential for new mines in Sweden. The Storliden copper and zinc mine has been in production since 2002 and is NAN's primary asset. Lundin Mining and Boliden were major shareholders in NAN up until 30 December 2004, when Lundin Mining acquired all of Boliden's 11,537,000 shares in NAN. Following the acquisition, Lundin Mining's total shareholding in NAN amounted to 23,117,000 shares, corresponding to 74 per cent of share capital and votes and, as a result, this acquisition resulted in Lundin Mining being obliged to make a mandatory offer for the remaining shares in NAN in accordance with the Swedish Industry and Commerce Stock Exchange Committee's mandatory bid rules. The offer document, which was issued by Lundin Mining on 7 February 2005, is one of the documents available for inspection pursuant to section 11 of Appendix VI of this document. This offer will, upon settlement, increase Lundin Mining's shareholding in NAN from 74% to 96.4%. Lundin Mining intends to compulsorily acquire the outstanding shares in NAN.

As a consequence of Lundin Mining's intention to further intensify its efforts in Sweden, Lundin Mining, in December 2003, made the decision to strengthen Lundin Mining's shareholder base and to provide an opportunity to the Swedish public to participate in Lundin Mining by the commencement of trading of Lundin Mining SDRs on Nya Marknaden at the Stockholm Stock Exchange.

In June 2004, Lundin Mining raised a total of CAD$160 million (with net proceeds of CAD$152 million), primarily in Sweden and Canada, in order to complete the acquisition of Zinkgruvan. The acquisition of Zinkgruvan established Lundin Mining as a mid-tier mining company in Europe. In connection with the acquisition of Zinkgruvan, Lundin Mining established a Swedish office in Stockholm employing an Executive VP Operations as well as a Finance Manager.

The principal asset of Lundin Mining is the Zinkgruvan mine in Sweden. The Zinkgruvan mine has been producing zinc, lead and silver on a continuous basis since 1857, and currently has an estimated 11-year reserve life with additional resources that could support mining for a further 8 years. For the year ended 31 December 2004, the Zinkgruvan mine produced approximately 61,547 metric tonnes of zinc in concentrate at cash costs of approximately US$0.23/lb of zinc, while Storliden produced 22,348 metric tonnes of zinc in concentrate at cash costs of approximately US$0.11/lb zinc (both net of by-product credits). Lundin Mining also holds a large copper/gold exploration project in the Norrbotten Mining District in northern Sweden.

With the aspiration to make the shares more liquid, Lundin Mining was transferred from the TSX Venture Exchange to the Toronto Stock Exchange in August 2004, and the Lundin Mining SDRs were listed on the O-list of the Stockholm Stock Exchange in December 2004.

There are no restrictions preventing Lundin Mining from paying dividends. However, Lundin Mining has not paid dividends on its Common Shares in the last five years and it has no present intentions of paying any dividends on its Common Shares, as it anticipates that all available funds will be invested to finance the growth of its business. The directors of Lundin Mining will determine if and when dividends should be declared and paid in the future, based on Lundin Mining's financial position at the relevant time.

In December 2004, Lundin Mining entered into an agreement with Silver Wheaton Corporation (''Silver Wheaton''), whereby Lundin Mining agreed to sell all of its silver production from the Zinkgruvan mine to Silver Wheaton for an upfront cash payment of US$50 million, in addition to 6 million (post-consolidation) Silver Wheaton shares (ticker symbol: SLW on the Toronto Stock Exchange), and 30 million Silver Wheaton warrants (ticker symbol: SLW-W on the Toronto Stock Exchange), plus a per ounce payment at a price equal to the lesser of (a) US$3.90 (subject to a consumer price adjustment after three years) and (b) the prevailing market price per ounce of silver. Each 5 warrants plus a payment of CAD$4.00 entitles the holder to purchase one Silver Wheaton common share up to and including 5 August 2009. As part of this arrangement Lundin Mining has committed to a minimum of 40 million ounces of silver to be delivered to Silver Wheaton over a 25-year period.

If at the end of the 25-year period, Lundin Mining has not delivered the agreed 40 million ounces, then it has agreed to pay to Silver Wheaton US$1.00 per ounce of silver not delivered.

Lundin Mining Group reported turnover of approximately CAD$51.9 million and gross margin of approximately CAD$14.6 million for the year ended 31 December 2004. Restating these results on the assumption that the Zinkgruvan and Storliden mines were acquired on 1 January 2004, the Lundin Mining Group reported turnover of approximately CAD$134.7 million and gross margin of approximately CAD$27.6 million for the year ended 31 December 2004.

8. Lundin Mining Group current trading and prospects

Europe is a net importer of copper, zinc and lead concentrates. Hence, the majority of these concentrates are supplied from countries outside of Europe. Among Lundin Mining's most important European competitors are KGHM, Anglo American plc, Inmet Mining Corporation, Boliden, ARCON and EuroZinc Mining Corporation.

Lundin Mining competes with other mining companies, including major international mining companies, for exploration acreage and producing assets that may come up for sale.

Companies that are competitors in the stage where exploration acreage is acquired can become partners in the stage when possible joint venture agreements are made. Hence the separation between competitors and partners varies over time.

Base metal prices improved strongly during 2004, while at the same time a substantial weakening of the US$ occurred. Lundin Mining's management believes that this positive development will continue forward, in particular for zinc, due to decreasing inventory levels and further growing global demand. Moreover, investments in mining during the last six to eight years have been very slow, both in exploration and production. It is expected that it will take several years before any noticeable difference in the market balance will occur. Lundin Mining's management considers its considerable exploration prospects to make an excellent basis for a positive long-term development. Yet one more factor that favours Lundin Mining is its main base in the Nordic region of Europe, which constitute one of the most attractive regions for mineral exploration in the world. Mineral legislation, taxes and other conditions affecting mining are also more favourable in the Nordic countries, especially in Finland and Sweden, than most competing countries and the chances of exploration success are generally perceived to be very good. Lundin Mining expects this year's quantity of processed ore at Zinkgruvan to be slightly more than 800,000 metric tonnes with grades averaging 9.2% zinc, 4.7% lead and 115 grams per tonne silver.

Further financial information on the Lundin Mining Group is contained in Appendix II to this document.

9. Financing the Merger Offer

The financing of the Merger Offer is being made from Lundin Mining's own cash resources. As at 31 December 2004, Lundin Mining had cash of approximately CAD$105 million and investments with a market value approaching US$30 million.

Lundin Mining does not intend that the payment of interest on or repayment of or security for, any liability of the Lundin Mining Group will depend to any significant extent on the business of the ARCON Group or the arrangements contemplated or described in this document.

Macquarie is satisfied that sufficient resources are available to Lundin Mining Group to enable it to satisfy full acceptance of the Merger Offer.

10. Directors, management and employees

Lundin Mining has given assurances to the board of ARCON that following completion of the Merger Offer, the existing employment rights, including pension rights, of employees of ARCON Group will be fully safeguarded. Mr. Tony O'Reilly Jnr, the non-executive Chairman of ARCON, will be appointed to the Board of Lundin Mining following completion of the Merger.

All of the other Directors of ARCON, other than Mr. Peter Kidney who will remain on the Board of ARCON, have agreed that they will, following the Merger Offer becoming or being declared unconditional in all respects, resign from the Board of ARCON.

11. ARCON Share Option Schemes

The Merger Offer will extend to any ARCON Shares allotted or issued pursuant to the exercise of options under the ARCON Share Option Schemes while the Merger Offer remains open for acceptance. Appropriate proposals will be made in due course to holders of options over ARCON Shares.

12. Irrevocable Undertakings and Letters of Intent

Lundin Mining has received an irrevocable undertaking from ARCON's largest shareholder, Sir Anthony O'Reilly, to accept, or procure the acceptance of the Merger Offer in respect of 111,513,439 ARCON Shares representing 64.11% of the existing issued share capital of ARCON. This irrevocable undertaking will cease to have any effect (its other conditions which related to the making of the Merger Offer and the timing thereof now having been satisfied) if the Merger Offer has not become or been declared unconditional by 10 June 2005 or if the Merger Offer lapses or is withdrawn.

Lundin Mining has also received an irrevocable undertaking from Mr. Tony O'Reilly Jnr to accept or procure the acceptance of the Merger Offer, in respect of 679,539 ARCON Shares representing 0.39% of the existing issued share capital of ARCON. This irrevocable undertaking will cease to have any effect (its other conditions which related to the making of the Merger Offer and the timing thereof now having been satisfied) if the Merger Offer has not become or been declared unconditional by 10 June 2005 or if the Merger Offer lapses or is withdrawn.

The Independent Directors of ARCON who hold ARCON Shares have signed non-binding letters of intent to accept the Merger Offer in respect of all of the 308,717 ARCON Shares owned or controlled by them, representing approximately 0.18% of the existing issued share capital of ARCON.

Further details of these irrevocable undertakings and letters of intent are set out in paragraph 4 of Appendix VI to this document.

13. Support Agreement

ARCON has entered into a Support Agreement with Lundin Mining dated 17 March 2005, the terms of which have been approved by the Panel. Under this agreement, ARCON has agreed inter alia to pay all of Lundin Mining's quantifiable third party costs and expenses (inclusive of VAT) up to a maximum of 1% of the value of the Merger Offer. The expenses shall be payable if, having given their recommendation of the Merger Offer, any of the Independent Directors subsequently withdraws or adversely modifies their recommendation of the Merger Offer in the event of a competing offer for ARCON and in such event the Merger Offer lapses or is withdrawn. Other than in these circumstances, in the event that the Independent Directors of ARCON withdraw their recommendation, which they are entitled to do, no financial penalty arises from such withdrawal under the terms of the expenses reimbursement arrangement. The terms of the expenses reimbursement arrangement have been approved by the Panel.

Davy Corporate Finance, the independent financial adviser to the Independent Directors of ARCON, and the Independent Directors, have confirmed in writing to the Panel, in accordance with Note 1 of Rule 21.2 of the Irish Takeover Rules, that in the respective opinions of the Independent Directors of ARCON and Davy Corporate Finance, in the context of the Merger Offer, the expense reimbursement arrangement is in the best interests of ARCON Shareholders.

The Support Agreement contains a non-solicitation undertaking from ARCON whereby ARCON has accepted certain restrictions on its ability to solicit, encourage or otherwise seek to procure an approach from any other potential offerors until the day on which the Merger Offer closes, lapses or is withdrawn.

14. Release of Guarantees/Security

Lundin Mining has entered into an agreement with Sir Anthony O'Reilly and Indexia Holdings Limited (''Indexia'') dated 17 March 2005, whereby Lundin Mining has agreed to fund the mine closure fund deposit account and the mine licence fund deposit account maintained by ARCON with the Bank of Scotland (formerly ICC Bank) in connection with the issue by Bank of Scotland of the mine closure bond and the mine licence bond or otherwise procure the release of certain guarantees and security provided by Sir Anthony O'Reilly and Indexia to Bank of Scotland in connection with the aforesaid bonds each for the benefit of ARCON. This agreement is conditional upon the Merger Offer being declared or becoming unconditional in all respects.

These arrangements have been considered by the Panel.

15. Refinancing of Debt from Fairfield/Indexia

A loan facility is in existence between Fairfield and ARCON (the ''Fairfield Facility''). An amount of US$15,017,685 was outstanding as of 31 December 2004 under the Fairfield Facility. Fairfield and Lundin Mining have entered into an agreement dated 17 March 2005 conditional on the Merger Offer being declared or becoming unconditional in all respects, whereby the benefit of the Fairfield Facility shall be assigned to Lundin Mining for an amount equivalent to the amount outstanding under the Fairfield Facility at the time of the assignment.

A loan facility is also in existence between Indexia, a company also controlled by Sir Anthony O'Reilly and ARCON (''Indexia Facility''). An amount of US$2,510,606 was outstanding as of 31 December 2004 under the Indexia Facility.

Lundin Mining and Indexia have entered into an agreement dated 17 March 2005, conditional on the Merger Offer being declared or becoming unconditional in all respects, whereby the benefit of the Indexia Facility shall be assigned to Lundin Mining for an amount equivalent to the amount outstanding to Indexia under the Indexia Facility at the time of the assignment.

These arrangements have been considered by the Panel.

16. Financial effects of acceptance of the Merger Offer

The attention of ARCON Shareholders is drawn to the table in Appendix IV to this document, which (on the bases and assumptions set out therein) shows the financial effects of acceptance on capital value and illustrates the potential financial effects on income (based on certain illustrative assumptions) for an accepting ARCON Shareholder, if the Merger Offer becomes or is declared unconditional in all respects.

17. Compulsory acquisition, de-listing and cancellation of trading

If the Merger Offer becomes or is declared unconditional in all respects and sufficient acceptances have been received, Lundin Mining intends to apply the provisions of section 204 of the Companies Act, 1963 to acquire compulsorily any outstanding ARCON Shares not acquired or agreed to be acquired pursuant to the Merger Offer or otherwise on the same terms as the Merger Offer.

It is intended that, subject to and following the Merger Offer being declared unconditional in all respects, and subject to any applicable requirements of the Stock Exchanges, or the UK Listing Authority, Lundin Mining will procure that ARCON applies for cancellation of the listing of the ARCON Shares on the Official Lists and for cancellation of trading of ARCON Shares on the markets of the Stock Exchanges. It is expected that such cancellations will take effect no earlier than 20 Business Days after the Merger Offer becomes or is declared unconditional in all respects.

De-listing would significantly reduce the liquidity and marketability of any ARCON Shares in respect of which acceptances of the Merger Offer are not submitted.

18. Settlement currency

ARCON Shareholders will have the ability under the Merger Offer to elect to receive cash consideration (that is, the Cash Component in respect of their ARCON Shares and any amount they are entitled to pursuant to an election for the Cash Alternative) in euro or sterling (if resident in a Participating State or the United Kingdom respectively). In default of election, the cash consideration will be paid in euro to ARCON Shareholders resident in a Participating State and in sterling to ARCON Shareholders resident in the United Kingdom. ARCON Shareholders resident elsewhere will receive cash consideration in US dollars. The amount payable will be calculated by reference to the relevant prevailing US$/€, SEK/€, SEK/Stg£ and US$/Stg£ exchange rates obtained by the Receiving Agent from its bankers on receipt of funds for the relevant settlement date. Further details in relation to this facility are contained in paragraph 23(c) of Part 2 of this document.

19. Irish, United Kingdom and Canadian taxation

19.1 Irish Taxation

(i) General

The following summary outlines certain limited aspects of Irish tax law and practice regarding the acceptance of the Merger Offer. This summary deals only with ARCON Shares held beneficially as an investment and does not address special classes of shareholders such as dealers in securities. It only refers to ARCON Shareholders who are individuals resident and ordinarily resident in Ireland for tax purposes or which are corporates resident in Ireland for tax purposes. ARCON Shareholders are advised to consult their own tax advisers regarding the taxation implications of acquiring, owning and disposing of shares as this summary is not exhaustive.

The following statements are of a general nature and are intended to apply only as a general guide to current Irish tax law and to the current published practice of the Irish Revenue Commissioners in this area. ARCON Shareholders should be aware that future legislative, administrative and/or judicial changes could affect the taxation consequences described below.

(ii) Dividend Withholding Tax

As Lundin Mining is not resident in Ireland for tax purposes, no Irish dividend withholding tax will apply to dividends paid by it.

In certain circumstances, where a dividend paid by Lundin Mining is collected or realised by a bank or encashment agent in Ireland on behalf of any holder of a Lundin Mining Share or Lundin Mining SDR, Irish tax will be required to be withheld at the standard rate. Such encashment tax does not apply where such holder is not resident in Ireland and has made a declaration in the prescribed form to the encashment agent or bank.

(iii) Taxation of dividends

An Irish resident or ordinarily resident individual and an Irish resident corporate is liable to Irish income tax on the gross amount (i.e. before withholding tax) of dividends paid by Lundin Mining. The shareholder should be able to credit the withholding tax levied in accordance with the Irish/Swedish tax treaty against the final liability to Irish taxation on that dividend.

Individuals who are resident or ordinarily resident in Ireland for tax purposes are subject to income tax at rates of 20% and 42% (the tax bands, allowances and credits available are dependant on the individual's personal circumstances).

A liability to Irish social insurance and levies can also arise for certain Irish resident or ordinarily resident individuals (and certain non-resident individuals who exercise a trade or profession in Ireland or hold certain Irish employments) on the amount of any dividend received from Lundin Mining.

(iv) Irish taxation on chargeable gains — ARCON Shareholders

Liability to Irish taxation on chargeable gains (''CGT'') will depend on the particular circumstances of ARCON Shareholders.

ARCON Shareholders who are individuals that are resident or ordinarily resident in Ireland for tax purposes should note that they are required to file a tax return in Ireland in respect of income and capital gains tax under the self-assessment system. There are also specific tax rules for Irish resident individuals who cease to be resident in Ireland for a period of less than five years of assessment before returning to Ireland and who dispose of shares during that period. Any chargeable gain should be treated as arising for CGT purposes in the case of ARCON Shares when the Offer becomes wholly unconditional.

ARCON Shareholders that are companies for Irish tax purposes that are resident in Ireland for tax purposes should note that they are required to file a tax return in Ireland in respect of corporation tax under the corporation tax self-assessment system.

Any gain resulting after all other reliefs, allowances and exemptions will be subject to Irish tax on chargeable gains. The current rate of such tax is 20 per cent. Individuals should note that the annual exempt gains amount is an annual exemption available in respect of the total chargeable gains of an individual for the relevant tax year. This exemption may not be transferred between spouses. The annual exempt amount for individuals is currently €1,270.

ARCON Shareholders may be in a position to increase the base cost of the shares for CGT purposes (when calculating a gain but not a loss) by indexation relief. This relief is available only for ARCON Shares purchased prior to 1 January 2002 and then only for the period up to 1 January 2003.

a.     Disposal of ARCON Shares

To the extent that ARCON Shareholders receive Lundin Mining SDRs under the Merger Offer, they should be treated as not making a disposal of their ARCON Shares for CGT purposes, provided that the Lundin Mining SDRs issued under the Merger Offer are treated for such tax purposes as if they were the Lundin Mining Shares created in connection with the Merger Offer to which they relate. It is expected that written confirmation that this is the case will be forthcoming from the Irish Revenue Commissioners.

To the extent that ARCON Shareholders receive cash under the Merger Offer in respect of their ARCON Shares, they will be treated as making a part disposal for CGT purposes. The gain or loss arising on the part disposal of ARCON Shares for cash will be calculated by reference to the difference between the cash sum received and the proportion of the base cost of the ARCON Shares that is attributable to the cash received.

b.     Subsequent disposal of Lundin Mining SDRs

Subject to the foregoing ARCON Shareholders should be regarded as having acquired the Lundin Mining SDRs received pursuant to the Merger Offer at the same time(s) as the ARCON Shares were acquired originally and for a proportion of their original base cost and the benefit of any subsequent indexation. A liability to CGT may arise on a subsequent disposal of a Lundin Mining SDR or a Lundin Mining Share.

(v) Other direct tax matters

Different tax consequences may arise to ARCON Shareholders who have acquired or will acquire their ARCON Shares by exercising options under a share option scheme, including provisions imposing a charge to income tax when such an option is exercised.

(vi) Stamp duty

A disposal of the ARCON Shares pursuant to the terms of the Merger Offer will not result in an Irish stamp duty liability for an ARCON Shareholder.

(vii) Capital duty

A disposal of the ARCON Shares pursuant to the terms of the Merger Offer will not result in an Irish capital duty liability for an ARCON Shareholder.

19.2 UK Taxation

(i) General

The following summary outlines certain limited aspects of current UK tax law and Ireland Revenue published practice regarding the acceptance of the Merger Offer. It is intended to apply only to shareholders that are domiciled and resident in the United Kingdom for UK tax purposes.

This summary deals only with ARCON Shares held beneficially as an investment. The statements may not apply to certain classes of shareholders such as dealers in securities, and assume that the shareholder concerned is not a company that either directly or indirectly controls 10 per cent of the voting power of Lundin Mining.

ARCON Shareholders are advised to consult their own tax advisers regarding the taxation implications of acquiring, owning and disposing of shares as this summary is not exhaustive. The summary hereunder is based on UK taxation legislation currently in force and also on the current Double Taxation Treaty between Ireland or Canada (as appropriate) and the United Kingdom. UK resident shareholders should seek their own tax advice as to whether they are able to rely on the terms of the above treaty. ARCON Shareholders should be aware that future legislative, administrative and judicial changes could affect the taxation consequences described below.

This paragraph 19.2 deals only with UK taxation. As Lundin Mining is a Canadian incorporated company that is resident in Canada, certain parts of paragraph 19.3 below (''Canadian Taxation'') are potentially relevant to all ARCON Shareholders regardless of the jurisdiction in which the ARCON Shareholder is resident for tax purposes.

(ii) Dividends paid by Lundin Mining on Common Shares

A shareholder will generally, depending upon the shareholder's particular circumstances, be subject to UK income tax or corporation tax, as the case may be, on the gross amount of any dividends paid by Lundin Mining before the deduction of any Canadian dividend withholding tax.

Paragraph 19.3 below contains information on Canadian withholding tax that will be deducted from dividends paid by Lundin Mining. A credit for Canadian withholding tax would generally be available against any UK tax liability in respect of the dividends. Credit may however be denied or restricted to the extent that relief from Canadian withholding tax may be allowed under Canadian tax law or the double taxation agreement between the UK and the Canada.

(iii) UK taxation on chargeable gains

ARCON Shareholders who are resident or ordinarily resident in the United Kingdom for tax purposes should note that they are required to file a tax return in the United Kingdom in respect of, for individuals, income and capital gains tax under the self-assessment system or, for companies, corporation tax, under the corporation tax self-assessment system.

ARCON Shareholders' base cost for UK capital gains tax or corporation tax on chargeable gains (''UK CGT'') may be increased (when calculating a gain but not a loss) by any indexation allowance due. In the case of a non-corporate shareholder, indexation allowance will be given on his holding for periods up to 5 April 1998, but not thereafter. For individuals, trustees and personal representatives, taper relief may also be available to reduce any capital gain, the calculation of which is outside the scope of this document and specific advice should be sought.

Any gain resulting from a disposal of ARCON Shares after all other reliefs, allowances and exemptions, including the annual capital gains exemption for individuals, will be subject to UK CGT. The rate of UK CGT is, for individuals, the individual's marginal income tax rate and, for most companies, 30 per cent. Individuals should note that the capital gains tax annual exempt amount is an annual exemption available in respect of the total chargeable gains of an individual for the relevant tax year. This exemption may not be transferred between spouses. The capital gains tax exempt amount for individuals is, currently, £8,200.

To the extent that an ARCON Shareholder receives cash under the Offer, this will constitute a disposal of his ARCON Shares for the purposes of UK CGT. Such a disposal may give rise to a liability to UK CGT depending on the ARCON Shareholder's circumstances (including the availability of exemptions or allowable losses).

To the extent that ARCON Shareholders receive Lundin Mining SDRs under the Offer, they may not be treated as having made a disposal of their ARCON Shares for the purposes of UK CGT. Instead, any gain or loss which would otherwise have arisen on a disposal of their ARCON Shares may be ''rolled-over'' into the Lundin Mining SDRs so that the Lundin Mining SDRs may be treated as the same asset as the ARCON Shares, acquired at the same time as the ARCON Shares and for the same acquisition cost. A subsequent disposal of Lundin Mining SDRs or Lundin Mining Shares may give rise to a liability to UK CGT.

In certain circumstances the above rules regarding the ''roll-over'' of any gain or loss will not apply to a shareholder who, together with persons connected with him, holds more than 5% of any class of shares or debentures of a company. Such persons are advised that an application for clearance has not been made to the Inland Revenue under Section 138 of the Taxation of Chargeable Gains Act 1992 in respect of the Offer.

(iv) Other direct tax matters

Different tax consequences may arise to ARCON Shareholders who have acquired or will acquire their ARCON Shares by exercising options under a share option scheme or otherwise in connection with an employment, including provisions imposing a charge to income tax or national insurance contributions when such an option is exercised or an ARCON Share is sold.

(v) Stamp duty and stamp duty reserve tax (''SDRT'')

UK Stamp Duty arises on documents executed in the UK or relating to property in the UK or anything done or to be done in the UK such as registration of a transfer of ownership by a company registrar.

SDRT applies to shares in UK companies and to shares in foreign companies if they are held on an UK register or if they are ''paired'' with UK shares. It applies whether the deal is done in the UK or overseas, and whether the people involved are UK resident or not.

No stamp duty or SDRT will be payable by ARCON Shareholders as a result of accepting the Merger Offer. This will not necessarily be the case for persons such as market makers, brokers, dealers, intermediaries and persons connected with the depository arrangements or clearance services, to which special rules apply.

19.3 Canadian Taxation

Dividends from Lundin Mining to holders of Lundin Mining SDRs who are resident in Ireland will generally be subject to reduced Canadian withholding tax at the rate of 15% pursuant to the tax treaty between Ireland and Canada.

Dividends from Lundin Mining to holders of Lundin Mining SDRs who are resident in the United Kingdom will generally be subject to reduced Canadian withholding tax at the rate of 15% pursuant to the tax treaty between the United Kingdom and Canada.

20. Overseas shareholders

If you are an overseas shareholder (that is, a shareholder outside Ireland and the United Kingdom) and you are in any doubt about your position, you should consult your professional adviser in the relevant jurisdiction. The attention of ARCON Shareholders who are citizens or nationals of, or resident in, a jurisdiction outside of Ireland or the United Kingdom (and of persons, including, without limitation, custodians, nominees or trustees for citizens or nationals or residents in any such jurisdiction, who may have a legal or a contractual obligation to forward any document in connection with the Merger Offer outside Ireland or the United Kingdom) is drawn to paragraph 9 of Part B of Appendix I to this document, and to the relevant provisions of the Form of Acceptance. The laws of the relevant jurisdictions may affect the availability of the Merger Offer to such persons. Any persons who are subject to the laws of any jurisdiction other than Ireland or the United Kingdom should inform themselves about and observe any applicable requirements. It is the responsibility of any such person wishing to accept the Merger Offer to satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection therewith, including any requirements to obtain any governmental, exchange control or other consents or to comply with other necessary formalities. Any such overseas shareholder will be responsible for the payment of any issue, transfer or other taxes or duties or other requisite payment due in that jurisdiction to whomsoever payable, and Lundin Mining or any person acting on their behalf shall be fully indemnified and held harmless by such overseas shareholder for any such issue, transfer or other taxes as such person may be required to pay.

In particular, the Merger Offer is not being made, directly or indirectly in, into or from Australia, Japan, South Africa, the United States or any other jurisdiction where it would be unlawful to do so, or by the use of the mails, or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce, or by any facility of a national securities exchange of Australia, Japan, South Africa, the United States or any other jurisdiction where it would be unlawful to do so, and the Merger Offer will not be capable of acceptance by any such means, instrumentality or facility from within Australia, Japan, South Africa, the United States or any jurisdiction where it would be unlawful to do so. Notwithstanding the foregoing restrictions, Lundin Mining reserves the right to permit the Merger Offer to be accepted, if in its sole discretion, it is satisfied that the transaction in question is exempt from or not subject to the legislation or regulation giving rise to the restrictions in question.

Neither the existing Lundin Mining Shares, existing Lundin Mining SDRs nor the Lundin Mining SDRs to be created in connection with the Merger Offer have been, or will be, registered under the US Securities Act or under the securities laws of any state of the United States, or any state, province or territory of Australia, Japan or South Africa and they may not, subject to certain limited exceptions, be offered or sold directly or indirectly within Australia, Japan or South Africa or to any US Persons. This document does not constitute an offer to sell or issue or the solicitation of an offer to buy or subscribe for Lundin Mining Shares or Lundin Mining SDRs in any jurisdiction in which such offer or solicitation would be unlawful.

21. Procedure for acceptance of the Merger Offer

This paragraph should be read together with the notes on the accompanying Form of Acceptance and Parts A, B and C of Appendix I to this document. The instructions on the accompanying Form of Acceptance are deemed to form part of the terms of the Offer.

To accept the Merger Offer you must complete and return the Form of Acceptance in accordance with these instructions and the instructions printed on the Form of Acceptance.

(a) Completion of the Form of Acceptance

You should note that if you hold ARCON Shares in both certificated and uncertificated form (that is to say, in CREST), you should complete a separate Form of Acceptance for each form of holding. In addition, you should complete separate Forms of Acceptance for ARCON Shares held in uncertificated form but under different Member Account IDs and for ARCON Shares held in certificated form but under different account designations. Additional Forms of Acceptance are available from Capita Corporate Registrars Plc, PO Box 7117, Dublin 2, Ireland or by telephoning (01) 810 2453, or if you are calling from outside Ireland +353 1 810 2453, or by facsimile request to +353 1 810 2422.

(i)    To accept the Merger Offer

To accept the Offer you must complete Box 1 and 4 and if your ARCON shares are held in CREST, Box 3 on the Form of Acceptance. In all cases, you must sign Box 4 of the accompanying Form of Acceptance in the presence of an independent witness, who should also sign in accordance with the instructions printed thereon.

(ii)   To elect for the Cash Alternative

If you wish to elect for the Cash Alternative you must complete the Form of Acceptance as explained above and in addition you must complete Box 2 in accordance with the instructions printed therein.

(iii)  To elect for euro, pounds sterling or US dollars if you are resident in a Participating State or the United Kingdom.

If you are resident in a Participating State or the United Kingdom, you may elect to receive the cash due to you in euro, pounds sterling or US dollars by writing ''YES'' in the appropriate box in Box 7 of the Form of Acceptance. If you do not write ''YES'' in any of the boxes in Box 7 of the Form of Acceptance, or write ''YES'' in more than one of the boxes in Box 7, the cash due to you will be paid in euro if you are resident in a Participating State, pounds sterling if you are resident in the United Kingdom, and US dollars if you are resident anywhere else. The amount of euro or pounds sterling paid to you will be determined by the US$/€, SEK/€, SEK/Stg£ and US$/Stg£ exchange rates obtained by Capita Corporate Registrars Plc from its bankers on receipt of funds for the relevant payment date.

If you have any questions as to how to complete the Form of Acceptance, please telephone Capita Corporate Registrars Plc on (01) 810 2453 or, if you are calling from outside Ireland +353 1 810 2453. You are reminded that, if you are a CREST sponsored member, you should contact your CREST sponsor before taking any action.

(b) Return of the Form of Acceptance

The completed Form of Acceptance should be returned (whether or not your acceptance is in respect of the Merger Offer and your ARCON Shares are held in CREST), signed and witnessed, by post to Capita Corporate Registrars Plc, PO Box 7117, Dublin 2, Ireland or, if by hand (during normal business hours only), to Capita Corporate Registrars Plc, Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland together with, if your ARCON Shares are held in certificated form, the relevant share certificate(s) and/or other document(s) of title, as soon as possible, but in any event so as to arrive no later than 3.00 p.m. (Dublin time) on 11 April 2005. A reply-paid envelope is enclosed for your convenience. No acknowledgement of receipt of documents will be given by or on behalf of Lundin Mining. All communications, notices, certificates, documents of title and remittances to be delivered by or sent to or from any ARCON Shareholders will be delivered by or sent to or from him (or his designated agents) at his own risk.

Any Form of Acceptance received in an envelope post-marked Australia, Japan, South Africa or the United States may be rejected as an invalid acceptance of the Merger Offer. For further information on overseas shareholders, see paragraph 21 of this letter and paragraph 8 of Part B of Appendix I to this document.

(c) Share certificates not readily available or lost

If your ARCON Shares are held in certificated form, completed, signed and witnessed Form of Acceptance for the Merger Offer accepted by you should be accompanied by the relevant share certificate(s) and/or other document(s) of title. If, for any reason, the relevant share certificate(s) and/or other document(s) of title is/are lost or not readily available, you should nevertheless complete, sign and return the Form of Acceptance, as stated above, so as to be received by Capita Corporate Registrars Plc no later than 3.00 p.m. (Dublin time) on 11 April 2005. You should send with the Form of Acceptance any share certificate(s) and/or other document(s) of title which you may have available and a letter stating that the remaining documents will follow as soon as possible or that you have lost one or more of your share certificate(s) and/or other document(s) of title. You should then arrange for the relevant share certificate(s) and/or other document(s) of title to be forwarded as soon as possible thereafter. No acknowledgement or receipt of documents will be given. If you have lost your share certificate(s) and/or other document(s) of title, you should contact ARCON's registrars, Capita Corporate Registrars Plc, PO Box 7117, Dublin 2, Ireland to request a letter of indemnity for the lost share certificate(s) and/or other documents(s) of title which, when completed in accordance with the instructions given, should be returned by post to Capita Corporate Registrars Plc, PO Box 7117, Dublin 2, Ireland or, if by hand (during normal business hours only), to Capita Corporate Registrars Plc, Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland in the manner set out above. If your share certificate(s) are not in your own name, you should send by post or by hand (during normal business hours only) to Capita Corporate Registrars Plc such other documents as establish your right to become the registered holder of the relevant ARCON Shares.

(d) Additional procedures for ARCON Shares in uncertificated form (that is to say, in CREST)

If your ARCON Shares are in uncertificated form, you should insert in Box 3 of the Form of Acceptance, the Participant ID and the Member Account ID under which such ARCON Shares are held by you in CREST and otherwise complete and return the Form of Acceptance in the manner set out in paragraphs 21 (a) and 21 (b) above.

In addition, you should take (or procure to be taken) the action set out below to transfer the ARCON Shares, in respect of which you wish to accept the Merger Offer, to an escrow balance (that is, send a TTE Instruction) specifying Capita Corporate Registrars Plc (in its capacity as a CREST participant under its Participant ID referred to below) as the Escrow Agent, as soon as possible and in any event so that the transfer to escrow (TTE Instruction) settles no later than 3.00 p.m. (Dublin time) on 11 April 2005.

If you are a CREST sponsored member, you should refer to your CREST sponsor before taking any action. Your CREST sponsor will be able to confirm details of your participant ID and the member account ID under which your ARCON Shares are held. In addition, only your CREST sponsor will be able to send the required TTE instruction to CRESTCo in relation to your ARCON Shares.

You should send (or, if you are a CREST sponsored member, procure that your CREST sponsor sends) a TTE Instruction to CRESTCo which must be properly authenticated in accordance with CRESTCo's specifications and which must contain, in addition to the other information that is required for a TTE instruction to settle in CREST, the following details:

(i)    the number of ARCON Shares to be transferred to an escrow balance;

(ii)    your Member Account ID. This must be the same Member Account ID as that inserted in Box 3 of the Form of Acceptance;

(iii)    your Participant ID. This must be the same Participant ID as that inserted in Box 3 of the Form of Acceptance;

(iv)    the Member Account ID of the Escrow Agent, Capita Corporate Registrars Plc. This is ARCON;

(v)    the Participant ID of the Escrow Agent, Capita Corporate Registrars Plc, in its capacity as CREST receiving agent. This is 7RA08;

(vi)   the Form of Acceptance reference number. This is the reference number that appears next to Box 3 on page 3 of the Form of Acceptance. This reference number should be inserted as the first eight characters of the shared note field on the TTE instruction. Such insertion will enable Capita Corporate Registrars Plc to match the TTE Instruction to your Form of Acceptance. You should keep a separate record of this reference number for future reference;

(vii)    the intended settlement date. This should be as soon as possible and in any event no later than 3:00 p.m. (Dublin time) on 11 April 2005;

(viii)  the standard CREST delivery instruction priority of 80;

(ix)    the corporate action number of the Merger Offer. This is allocated by CRESTCo and can be found by viewing the relevant corporate actions details in CREST; and

(x)    the corporate ISIN number. This is IE00B01H3229.

After settlement of the TTE Instruction, you will not be able to access the ARCON Shares concerned in CREST for any transaction or charging purpose (subject to the provisions of paragraph 1(f) of Part C of Appendix I to this document) unless the Merger Offer lapses. If the Merger Offer becomes, or is declared, unconditional in all respects, the Escrow Agent will transfer your ARCON Shares concerned to itself.

You are recommended to refer to the CREST Manual published by CRESTCo for further information on the CREST procedures outlined above. For ease of processing, you are requested, wherever possible, to ensure that a Form of Acceptance relates to only one transfer to escrow.

If no Form of Acceptance reference number or an incorrect reference number is included in the TTE Instruction, Lundin Mining may treat any ARCON Shares transferred to an escrow balance in favour of the Escrow Agent specified above from the Participant ID and Member Account ID identified in the TTE Instruction as relating to any Form of Acceptance which relate(s) to the same Member Account ID and Participant ID (up to the number of ARCON Shares inserted or deemed to be inserted on the Form of Acceptance concerned).

(e) Deposits of ARCON Shares into, and withdrawals of ARCON Shares from, CREST

Normal CREST procedures (including timings) apply in relation to any ARCON Shares that are, or are to be, converted from uncertificated to certificated form, or from certificated to uncertificated form, during the course of the Merger Offer (whether any such conversion arises as a result of a transfer of ARCON Shares or otherwise). ARCON Shareholders who are proposing to so convert any ARCON Shares are recommended to ensure that conversion procedures are implemented in sufficient time to enable the person holding or acquiring the ARCON

Shares as a result of the conversion to take all necessary steps in connection with an acceptance of the Merger Offer (in particular as regards delivery of share certificate(s) and/or other document(s) of title and/or transfer to an escrow balance as described above) prior to 3.00 p.m. (Dublin time) on 11 April 2005.

(f) Validity of acceptances

Without prejudice to the provisions of this letter and Parts B and C of Appendix I to this document, Lundin Mining reserve the right (subject to the provisions of the Irish Takeover Rules to the extent applicable and the terms of the Merger Offer) to treat as valid in whole or in part any acceptance of the Merger Offer which is not entirely in order or which is not accompanied by the relevant TTE Instruction or (as applicable) the relevant share certificate(s) and/or other document(s) of title. In that event, the consideration under the Merger Offer will not be paid until after the relevant acceptance has been perfected or the relevant TTE Instruction has settled or (as applicable) the relevant share certificate(s) and/or other document(s) of title or indemnities satisfactory to Lundin Mining have been received.

If you are in any doubt as to the procedure for acceptance, please telephone Capita Corporate Registrars Plc on (01) 810 2453 or, if you are calling from outside Ireland +353 1 810 2453. You are reminded that, if you are a CREST sponsored member, you should contact your CREST sponsor before taking any action.

22. Listing of Lundin Mining SDRs and Lundin Mining Shares

Lundin Mining SDRs are listed on the O-list of the Stockholm Stock Exchange and the underlying Lundin Mining Shares are listed on the Toronto Stock Exchange. Applications have been made to the Stockholm Stock Exchange for the Lundin Mining SDRs (and to the Toronto Stock Exchange in the case of the underlying Lundin Mining Shares) to be created in connection with the Merger Offer to be listed and admitted to trading on their markets for listed securities. Subject to the consent of the Panel, it is expected that Admission of the Lundin Mining SDRs and the underlying Lundin Mining Shares will become effective, and dealings for normal settlement will commence on the O-list of the Stockholm Stock Exchange and the Toronto Stock Exchange on the appropriate Business Day following the date on which the Merger Offer becomes or is declared unconditional in all respects. The Lundin Mining SDRs will not be available to the public in conjunction with these applications, except by way of valid acceptances under the Merger Offer.

The Lundin Mining SDRs to be issued in connection with the Merger Offer will rank pari passu in all respects with the existing Lundin Mining SDRs, together with the right to receive all dividends and other distributions declared, made or paid after the date of issue of the Lundin Mining SDRs.

Fractions of Lundin Mining SDRs will not be allotted. Entitlements to Lundin Mining SDRs will be rounded down to the nearest whole number of Lundin Mining SDRs and the fractional entitlement aggregated and sold as described in paragraph 23(e) below.

Full acceptance under the Merger Offer (assuming no exercise of options under the ARCON Share Option Schemes after 16 March 2005 (the last practicable date prior to the publication of this document) and before the date on which the Merger Offer closes and ignoring the effect of elections, if any, pursuant to the Cash Alternative) would result in the issue of 5,600,117 Lundin Mining SDRs. On this basis, following the Merger Offer, the share capital of Lundin Mining as enlarged by the Lundin Mining SDRs issued pursuant to the Merger Offer, would comprise 40,332,784 Lundin Mining Shares, of which ARCON Shareholders would hold approximately 14%. Following the compulsory acquisition of the remaining shares in NAN not owned by Lundin Mining, Lundin Mining will have issued approximately 1,313,396 Lundin Mining Shares to shareholders in NAN and, allowing for this dilution but ignoring the effect of the issue, if any, of ARCON Shares pursuant to the ARCON Share Option Schemes and ignoring the effect of elections, if any, pursuant to the Cash Alternative, ARCON Shareholders will own approximately 14% of the enlarged issued share capital of Lundin Mining immediately following completion of the Merger Offer. This excludes any ARCON Shares issued after 16 March 2005 (the last practicable date prior to the publication of this document) and before the date on which the Merger Offer closes.

23. Settlement

Subject to the Merger Offer becoming or being declared unconditional in all respects, settlement of the consideration to which any ARCON Shareholder is entitled under the Merger Offer (except with the consent of the Panel and except as provided in paragraph 8 of Part B of Appendix I to this document in the case of certain overseas shareholders) will be effected in the following manner:

(i)    in the case of acceptances of the Merger Offer received, valid and complete in all respects, by the date on which the Merger Offer becomes or is declared unconditional in all respects, within 14 days of such date; or

(ii)    in the case of acceptances of the Merger Offer received, valid and complete in all respects, after the date on which the Merger Offer becomes or is declared unconditional in all respects but while it remains open for acceptance, within 14 days of such receipt.

Different settlement procedures shall apply to the ARCON Shares in uncertificated form (that is to say, in CREST) and to the ARCON Shares in certificated form.

(a)    ARCON Shares in uncertificated form (that is to say, in CREST)

Where an acceptance relates to ARCON Shares in uncertificated form (that is to say, in CREST), Lundin Mining SDRs to which the accepting ARCON Shareholder is entitled will be issued in uncertificated form. In such event, Lundin Mining will procure that any cash consideration to which the accepting ARCON Shareholder is entitled, subject to paragraph (c) below, will be paid in US dollars by means of CREST by Lundin Mining procuring the creation of an assured payment obligation in favour of the accepting ARCON shareholder's payment bank in respect of the cash consideration due, in accordance with the CREST assured payment arrangements. The Lundin Mining SDRs to which accepting ARCON Shareholders are entitled will be settled as described in (d) below.

Lundin Mining reserves the right to settle all or any part of the consideration referred to in this paragraph (a), for all or any accepting ARCON Shareholder(s) in the manner referred to in paragraph (b) below, if, for any reason, it wishes to do so.

(b)    ARCON Shares in certificated form

Where an acceptance relates to ARCON Shares in certificated form, the Lundin Mining SDRs to which the accepting ARCON Shareholder is entitled will be settled as described in (d) below. Settlement of any cash due to ARCON Shareholders who hold ARCON Shares in certificated form will be despatched by post (or by such other method as the Panel may approve).

(c)    Currency Election Option

The cash element of the Merger Offer is being made in US dollars. ARCON Shareholders resident in a Participating State or the United Kingdom will have the ability under the Merger Offer to elect to receive cash consideration (that is, the Cash Component on respect of their ARCON Shares and any amount they are entitled to pursuant to an election for the Cash Alternative) in euro, sterling or US dollars. In default of election, the cash consideration will be paid in euro to ARCON Shareholders if they are resident in a Participating State and in pounds sterling to ARCON Shareholders if they are resident in the United Kingdom. ARCON Shareholders resident elsewhere will receive cash consideration in US dollars. The amounts of euro or pounds sterling payable will be determined by reference to the US$/€, SEK/€, SEK/Stg£ and US$/Stg£ exchange rates as obtained by Capita Corporate Registrars Plc from its bankers on receipt of funds for the relevant payment date.

All euro payments will be made by cheque drawn on a branch of an Irish clearing bank.

All Sterling payments will be made by cheque drawn on a branch of a UK clearing bank. All US dollar payments will be made by cheque drawn on the international department of an Irish bank. All cheques will be sent at the accepting ARCON Shareholder's own risk.

(d)    Settlement of Lundin Mining SDRs

Lundin Mining SDRs to which accepting ARCON Shareholders are entitled will be settled as follows:

(i)    The newly issued shares in Lundin Mining represented by Lundin Mining SDRs to which accepting ARCON Shareholders are entitled will be delivered to VP Accounts in respect of those accepting ARCON Shareholders who have opened a VP Account and have furnished details of same to Capita Corporate Registrars Plc. VPC will send out a VP notice to such ARCON Shareholders confirming the number of Lundin Mining Shares deposited in the VP Account; or

(ii)   Those accepting ARCON Shareholders who have opened a securities account with an authorised accounts operating institute (generally, a bank based in Sweden) and have furnished details of same to Capita Corporate Registrars Plc, will have their Lundin Mining SDRs credited to such authorised accounts operating institute and they will be registered as the holder of the relevant number of Lundin Mining SDRs in the VPC Register; or

(iii)  Those accepting ARCON Shareholders who have opened a deposit account with an authorised non-Swedish account operating institute (generally, a bank based outside Sweden which in turn has a deposit account with an authorised account operating institute in Sweden) and have furnished details of same to Capita Corporate Registrars Plc, will have their Lundin Mining SDRs registered in the VPC Register in the name of their authorised non-Swedish account operating institute; or

(iv)  Those accepting ARCON Shareholders who do not furnish Capita Corporate Registrars Plc with details in respect of any one of (i) to (iii) above will have their Lundin Mining SDRs credited to an account opened by Lundin Mining Nominee with an authorised accounts operating institute in Sweden. Lundin Mining Nominee will therefore be registered in the VPC Register as the holder of these Lundin Mining SDRs but will be holding them as trustee for the relevant accepting ARCON Shareholders. The terms of such trust arrangement are set out in Appendix VIII to this Offer Document. Confirmation of these trust arrangements will be furnished in writing to the relevant accepting ARCON Shareholders at the same time as their cash entitlements are distributed to them.

Capita Corporate Registrars Plc will send written notifications to accepting ARCON Shareholders for the purpose of explaining the alternative methods whereby they may be registered as holders of their Lundin Mining SDRs. It is intended to include in such notification will be details of custodial arrangements operated by Capita IRG Trustees Limited under which such accepting ARCON Shareholders may hold their Lundin Mining SDRs.

Settlement in connection with the distribution of proceeds from sale of fractional shares will be made as described below.

(e)    Fractional Shares

The Offer may be accepted for the whole of an ARCON Shareholder's shareholding even if the ARCON Shareholder is not entitled to a whole number of Lundin Mining SDRs. Fractional Lundin Mining SDRs will not be distributed as payment under the Offer. To the extent that ARCON Shareholders are entitled to fractions of Lundin Mining SDRs, these fractions will be combined and Lundin Mining will procure their sale in the form of Lundin Mining SDRs on Stockholm Stock Exchange on behalf of the relevant ARCON Shareholders and the proceeds will be distributed to the ARCON Shareholders as soon as possible thereafter in proportion to the fractions of Lundin Mining SDRs to which they were entitled. By accepting the Merger Offer, the relevant ARCON Shareholder appoints the nominee of Lundin Mining to execute the sale of their fractional entitlements. Settlement notes will not be sent out in relation to the selling of fractional shares.

(f)    General

If the Merger Offer does not become or is not declared unconditional in all respects and lapses or it is withdrawn:

(i)    in the case of ARCON Shares held in certificated form, the Form of Acceptance, share certificates and/or other documents of title will be returned by post (or such other method as may be approved by the Panel) within 14 days of the Merger Offer lapsing, to the person or agent whose name or address (outside Australia, Japan, South Africa or the United States) is set out at the top of page 3 or in Box 4 of the Form of Acceptance or, if none is set out, to the first-named holder at his or her registered address (outside Australia, Japan, South Africa or the United States); and

(ii)    in the case of ARCON Shares held in uncertificated form, the Escrow Agent will, immediately after lapsing of the Merger Offer (or within such longer period not exceeding 14 days after the Merger Offer lapses, as the Panel may approve), give TFE instructions to CREST to transfer all relevant ARCON Shares held in escrow balances and in relation to the Escrow Agent for the purposes of the Merger Offer, to the original available balances of the ARCON Shareholders concerned and the Form of Acceptance will be returned by post (or such other method as may be approved by the Panel) within 14 days of the Merger Offer lapsing, to the person or agent whose name or address (outside Australia, Japan, South Africa or the United States) is set out at the top of page 3 or in Box 4 of the Form of Acceptance or, if none is set out, to the first-named holder at his or her registered address (outside Australia, Japan, South Africa or the United States).

24. Further information

Your attention is drawn to the further information relating to the Merger Offer contained in the appendices and the accompanying Form of Acceptance which forms part of this document.

25. Action to be taken

To accept the Merger Offer, you must complete and sign the Form of Acceptance in accordance with the instructions printed thereon and return it, by post to Capita Corporate Registrars Plc, PO Box 7117, Dublin 2, Ireland or, if by hand (during normal business hours only), to Capita Corporate Registrars Plc, Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland as soon as possible, but in any event so as to arrive no later than 3.00 p.m. (Dublin time) on 11 April 2005.

If you are in any doubt as to the procedure for acceptance of the Merger Offer or require assistance with completion of the Form of Acceptance, please telephone Capita Corporate Registrars Plc on (01) 810 2453 or, if you are calling from outside Ireland, +353 1 810 2453.

Yours faithfully

Edward F. Posey
President and Director
for and on behalf of Lundin Mining

PART 3:

RISK FACTORS

In addition to the other information contained in this document, the Enlarged Group faces a number of risks and uncertainties, which may adversely impact on its ability to successfully pursue its exploration and development plans as well as on its extraction of ore. The risk factors set out below should be taken into account when evaluating the Enlarged Group and its operations. Any one or more of these risks could have a material adverse effect of the value of any holding in the Enlarged Group. The below mentioned risk factors should not be considered exhaustive and are not set forth in any order of priority.

Exploration risks

The exploration and mining industry is highly speculative in nature and incurs greater risks than many other businesses. The Enlarged Group's business may be affected by the general risks associated with all companies in the mineral industry. The availability of a ready market for minerals to be sold by the Enlarged Group depends upon numerous factors beyond its control, the exact effects of which cannot be accurately predicted. These factors include: general economic activity, the world mineral prices, the marketability of the minerals produced, action taken by other producing nations, the availability of transportation capacity, the availability and pricing and the extent of governmental regulation and taxation. There can be no assurance that any mineralisation discovered will result in an increase in the proven and probable reserves of the Enlarged Group. If reserves are developed, it can take a number of years from the initial phases of drilling and identification of mineralisation until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish ore reserves through drilling, to determine metallurgical processes to extract metals from ore and, in the cases of new properties, to construct mining and processing facilities. As a result of these uncertainties, no assurance can be given that the exploration programmes undertaken by the Enlarged Group will result in any new commercial mining operations being brought into operation.

Mining and Processing

The Enlarged Group's business operations are subject to risks and hazards inherent in the mining industry, including but not limited to unanticipated variations in grade and other geological problems, water conditions, surface or underground conditions, metallurgical and other processing problems, mechanical equipment performance problems, the unavailability of materials and equipment, accidents, labour force disruptions, force majeure factors, unanticipated transportation costs, and weather conditions, any of which can materially and adversely affect, among other things, the development of properties, production quantities and rates, costs and expenditures and production commencement dates.

The Enlarged Group's processing facilities are dependent on continuous mine feed to remain in operation. Insofar as the Enlarged Group's mines may not maintain material stockpiles of ore or material in process, any significant disruption in either mine feed or processing throughput, whether due to equipment failures, adverse weather conditions, supply interruptions, labour force disruptions or other causes, may have an immediate adverse effect on results of operations of the Enlarged Group.

The Enlarged Group will periodically review mining schedules, production levels and asset lives in its life-of-mine planning for all of its operating and development properties. Significant changes in the life-of-mine plans can occur as a result of mining experience, new ore discoveries, changes in mining methods and rates, process changes, investments in new equipment and technology, precious metals price assumptions, and other factors. Based on this analysis, the Enlarged Group reviews its accounting estimates and in the event of impairment, may be required to write-down the carrying value of a mine or mines. This complex process continues for the life of every mine.

As a result of the foregoing risks, among other things, expenditures on any and all projects, actual production quantities and rates, and cash costs may be materially and adversely affected and may differ materially from anticipated expenditures, production quantities and rates, and costs, just as estimated production dates may be delayed materially, in each case especially to the extent development projects are involved. Any such events can materially and adversely affect the Enlarged Group's business, financial condition, results of operations and cash flows.

Mine Development Risks

The Enlarged Group's ability to maintain, or increase, its annual production of zinc, lead, copper, silver, gold and other precious and base metals will be dependent in significant part on its ability to expand existing mines and to bring new mines into production. Although Lundin Mining Group utilises the operating history of its existing mines to derive estimates of future operating costs and capital requirements, such estimates may differ materially from actual operating results at new mines or at expansions of existing mines.

The economic feasibility analysis with respect to any individual project is based upon, among other things, the interpretation of geological data obtained from drill holes and other sampling techniques, feasibility studies (which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed), precious and base metals price assumptions, the configuration of the ore body, expected recovery rates of metals from the ore, comparable facility and equipment costs, anticipated climatic conditions, estimates of labour, productivity, royalty or other ownership burdens and other factors.

The Lundin Mining Group's development projects are also subject to the successful completion of final feasibility studies, issuance of necessary permits and other governmental approvals and receipt of adequate financing. Although the Lundin Mining Group's feasibility studies are completed with the Lundin Mining Group's knowledge of the operating history of similar ore bodies in the region, the actual operating results of its development projects may differ materially from those anticipated, and uncertainties related to operations are even greater in the case of development projects. Some permits are limited in time and no assurance can be made as regards the likelihood of obtaining new permits.

Operating Hazards and Risks

The development and operation of a mine or mineral property involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include, among other things, ground fall, flooding, environmental hazards and the discharge of toxic materials, explosions and other accidents. Such occurrences may result in work stoppages, delays in production, increased production costs, damage to or destruction of mines and other producing facilities, injury or loss of life, damage to property, environmental damage and possible legal liability for such damages.

As well, although the Lundin Mining Group maintains liability coverage in an amount that it considers adequate for its operations, such occurrences, against which the Lundin Mining Group may not be able, or may elect not, to insure may result in a material adverse change in the Lundin Mining Group's and/or the Enlarged Group's financial position. The nature of these risks is such that liabilities may exceed policy limits, in which event the Enlarged Group would incur substantial uninsured losses.

Ore Reserve and Resource Estimates

The Lundin Mining Group's and the ARCON Group's reported mineral reserves and resources are only estimates. No assurance can be given that the estimated mineral reserves and resources will be recovered or that they will be recovered at the rates estimated.

Mineral reserve and resource estimates are based on limited sampling, and, consequently, are uncertain because the samples may not be representative. Mineral reserve and resource estimates may require revision (either up or down) based on actual production experience.

Market fluctuations in the price of metals, as well as increased production costs or reduced recovery rates, may render certain mineral reserves and resources uneconomic and may ultimately result in a restatement of reserves and/or resources. Moreover, short-term operating factors relating to the mineral reserves and resources, such as the need for sequential development of ore bodies and the processing of new or different ore grades, may adversely affect the Enlarged Group's profitability in any particular accounting period.

Estimation of Asset Carrying Values

The Lundin Mining Group annually undertakes a detailed review of the life-of-mine plans for its operating properties and an evaluation of the Lundin Mining Group's portfolio of development projects, exploration projects and other assets. The recoverability of the Enlarged Group's carrying values of its operating and development properties are assessed by comparing carrying values to estimated future net cash flows from each property. Factors which may affect carrying values include, but are not limited to zinc, lead, copper, silver, gold and other precious and base metals prices, capital cost estimates, mining, processing and other operating costs, grade and metallurgical characteristics of ore, mine design and timing of production. In the event of a prolonged period of depressed prices, the Lundin Mining Group may be required to take additional material write-downs of its operating and development properties.

Environmental and other Regulatory Requirements

All phases of mining and exploration operations are subject to governmental and supranational regulation including environmental regulation. Environmental legislation is becoming stricter, with increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened responsibility for companies and their officers, directors and employees. There can be no assurance that possible future changes in environmental regulation will not adversely affect the Enlarged Group's operations.

As well, environmental hazards may exist on a property in which the Lundin Mining Group holds or the Enlarged Group will hold an interest which was caused by previous or existing owners or operators of the properties and of which the Enlarged Group is not aware at present or on a property in which the Enlarged Group formerly held an interest, but for which the Enlarged Group may still be liable. Operations at all mines are subject to strict environmental and other regulatory requirements, including requirements relating to the production, handling and disposal of hazardous materials, pollution controls, health and safety and the protection of wildlife. The Enlarged Group may be required to incur substantial capital expenditures in order to comply with these requirements. Any failure to comply with the requirements could result in substantial fines, delays in production or the withdrawal of some or all of the Enlarged Group's mining licenses.

Government approvals and permits are required to be maintained in connection with the Enlarged Group's mining and exploration activities. Although the Lundin Mining Group currently has all required permits for its operations as currently conducted, apart from certain outstanding permit applications for the Norrbotten property, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations or additional permits for any possible future changes to the Lundin Mining Group or the Enlarged Group's operations. There can be no assurance that the outstanding applications in relation to the Norrbotten property will be granted. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.

Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permitting requirements, or more stringent application of existing laws, may have a material adverse impact on the Enlarged Group resulting in increased capital expenditures or production costs, reduced levels of production at producing properties or abandonment or delays in development of properties.

Mining activities result in remediation and closure costs, for which government and regulatory authorities may require security. No assurances can be given that current and future provisions and reserves accrued by the Enlarged Group in relation to such costs will be adequate.

Exploration and Development

The Norrbotten gold/copper project and the NP project are in the exploration stages only and are without known bodies of commercial ore. Development of these properties will follow only upon obtaining satisfactory exploration results. The long-term profitability of the Enlarged Group's operations will be in part directly related to the cost and success of its exploration and development programs. Mineral exploration and development are highly speculative businesses, involving a high degree of risk. Few properties, which are explored, are ultimately developed into producing mines. There is no assurance that the Enlarged Group's mineral exploration and development activities will result in any discoveries of commercial quantities of ore.

There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production. Discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, many of which are beyond the Enlarged Group's control, such as the particular attributes of the deposit (such as size, grade and proximity to infrastructure), metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection.

Uninsurable Risks

In the course of exploration, development, and mining of mineral properties, certain unanticipated conditions may arise or unexpected or unusual events may occur, including but not limited to rock bursts, cave-ins, fires, floods, or earthquakes. It is not always possible to fully insure against such risks and the Enlarged Group may decide not to take out insurance against such risks as a result of high premiums or for other reasons. Should such liabilities arise, they may reduce or eliminate any future profitability and may result in a decline in the value of the securities of the Enlarged Group.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges and power and water supplies are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the activities and profitability of the Enlarged Group.

Requirement for Further Capital

The Enlarged Group's exploration efforts may depend upon the Enlarged Group's ability to obtain financing through internally generated funds, joint ventures, debt financing, equity financing or other means. There can be no assurance that the Enlarged Group will be able to raise the financing required or that such financing can be obtained without substantial dilution to shareholders. Failure to obtain additional financing on a timely basis could cause the Enlarged Group to delay, reduce or terminate its operations. In addition, a lack of funds could cause the Enlarged Group to default on option payments or cash calls, which in turn could cause the dilution or termination of the property interests held by the Enlarged Group.

Dilution

There are a number of outstanding securities and agreements pursuant to which Common Shares of the Enlarged Group may be issued in the future which will result in further dilution to the Enlarged Group's shareholders. Please refer to paragraph 5 of Appendix VI and paragraph 11 of Part 2 of Appendix V for further details.

Market Prices and Exchange Rate Fluctuations

The profitability of the Storliden, Zinkgruvan and Galmoy mines and other mining projects is dependent upon the market price of copper, zinc, lead, and silver and changes in currency exchange rates, in particular relating to SEK, euro and US$. The prices of precious and base metals and currency exchange rates have fluctuated significantly and are affected by numerous factors beyond the Enlarged Group's control, including but not limited to, international economic and political conditions, global and regional consumption patterns, speculative trading activities, levels of supply and demand, availability and costs of metal substitutes, metal stock levels maintained by producers and others, inventory carrying costs and inflation and interest rates.

As well, the mining projects of the Enlarged Group and its competitors may increase production due to new mining developments and improved mining and production methods. These factors affect the price of precious and base metals, and therefore the economic viability of the Enlarged Group's mining interests, and they cannot accurately be predicted.

Counterparties

The Lundin Mining Group is and the Enlarged Group will be exposed to various counterparty risks. When the Enlarged Group sells concentrates to third parties there is a risk for non-payment by the purchasers of the Enlarged Group's products. Furthermore, there is a risk for non-payment by joint venture partners of their share of joint venture expenditures. Consequently, non-payment by either purchasers or joint venture partners may adversely affect the Enlarged Group's financial position and financial results.

Financial Statements prepared on a Going Concern Basis

The Lundin Mining Group's financial statements have been prepared on a going concern basis under which an entity is considered to be able to realise its assets and satisfy its liabilities in the ordinary course of business. The Lundin Mining Group's operations to date have been primarily financed by equity financing and in respect of Storliden, by a credit granted by Boliden which is now fully repaid. The Enlarged Group's future operations are dependent upon the identification and successful completion of additional equity or debt financing or continued profitable operations. There can be no assurances that the Enlarged Group will be successful in completing additional financing or achieving profitability. The consolidated financial statements do not give effect to any adjustments relating to the carrying values and classification of assets and liabilities that would be necessary should the Enlarged Group be unable to continue as a going concern.

Tax

The Lundin Mining Group runs its business in different countries and strives to run its business in as tax efficient a manner as possible. The tax systems in certain of these countries are complicated and subject to changes. By this reason, future negative effects on the operating results of the Enlarged Group due to changes in tax regulations cannot be excluded.

Competition

The mining industry is highly competitive. The Lundin Mining Group competes with other companies, including major mining companies. Some of these companies have greater financial resources than the Enlarged Group and, as a result, may be in a better position to compete for future business opportunities.

Dependence on Key Personnel

The Enlarged Group's business is dependent upon continued support of existing management. The loss of any key member of the Enlarged Group's existing management could adversely affect the Enlarged Group's prospects.

Lundin Mining Shares and Lundin Mining SDRs

Lundin Mining Shares are quoted in CAD$ on the Toronto Stock Exchange and Lundin Mining SDRs are quoted in Swedish kronor on the O-list of the Stockholm Stock Exchange. The euro value of Lundin Mining Shares and/or Lundin Mining SDRs can therefore be affected by exchange rate fluctuations.

As Lundin Mining Shares are not admitted to the Official Lists of the UK Listing Authority and the Irish Stock Exchange, or to trading on the Stock Exchanges, trading in Lundin Mining Shares may be subject to trading costs which differ from those payable in respect of shares traded on the Stock Exchanges.

Lundin Mining currently has no plans to seek a listing for its shares or SDRs in London or Dublin, nor to offer any broking facilities in those jurisdictions. Therefore it may be administratively more difficult for a holder of Lundin Mining SDRs resident in Ireland/United Kingdom to dispose of those shares.

Lundin Mining is not subject to the disclosure, corporate governance and shareholder protection requirements of the Irish Stock Exchange or the UK Listing Authority or the London Stock Exchange. In particular, while Lundin Mining's Articles of Association do facilitate an offering of equity on a pre-emptive basis, such types of offering are less common for Canadian companies than would be the case for Irish companies. In addition, the costs for Lundin Mining of a pre-emptive offering into jurisdictions such as Ireland and the UK may, because of regulatory requirements in those jurisdictions, be prohibitive.

Lundin Mining Shares and Lundin Mining SDRs may fall as well as rise in value.

Lundin Mining has not paid dividends on its Common Shares in the last five years and it has no present intentions of paying any dividends on its Common Shares, as it anticipates that all available funds will be invested to finance the growth of its business. The directors of Lundin Mining will determine if and when dividends should be declared and paid in the future, based on Lundin Mining's financial position at the relevant time.

APPENDIX I

CONDITIONS AND CERTAIN FURTHER TERMS OF THE OFFER

PART A: CONDITIONS OF THE OFFER

The Merger Offer which is being made by Lundin Mining complies with the Irish Takeover Rules and, where relevant, the respective rules and regulations of the Irish Stock Exchange and the UK Listing Authority and is subject to the terms and conditions set out below and in the accompanying Form of Acceptance. The Merger Offer and any acceptances thereunder are governed by Irish law and subject to the exclusive jurisdiction of the courts of Ireland which exclusivity shall not limit the right to seek provisional or protective relief in the courts of another State, during or after any substantive proceedings have been instituted in Ireland, nor shall it limit the right to bring enforcement proceedings in another State on foot of an Irish judgment.

1. Conditions of the Merger Offer

The Merger Offer will be subject to the following conditions:

(a)    valid acceptances being received (and not, where permitted, withdrawn) by not later than 3.00 p.m. (Dublin time) on the initial closing date (or such later time(s) and/or date(s) as Lundin Mining may, subject to the Irish Takeover Rules, decide) in respect of not less than 80 per cent (or such lower percentage as Lundin Mining may decide) in nominal value of the ARCON Shares Affected, provided that this condition shall not be satisfied unless Lundin Mining shall have acquired or agreed to acquire (whether pursuant to the Merger Offer or otherwise) ARCON Shares carrying in aggregate more than 50 per cent of the voting rights then exercisable at a general meeting of ARCON.

For the purposes of this condition:

(i)     any ARCON Shares which have been unconditionally allotted shall be deemed to carry the voting rights they will carry upon their being entered in the register of members of ARCON; and

(ii)    the expression ''ARCON Shares Affected'' shall mean:

A.   ARCON Shares which have been issued or unconditionally allotted on or before the date the Merger Offer is made, excluding any ARCON Shares which have been cancelled after the date on which the Merger Offer is made; and

B.    ARCON Shares which have been issued or unconditionally allotted after the date the Merger Offer is made but before the time at which the Merger Offer closes, or such earlier date as Lundin Mining may, subject to the Irish Takeover Rules, decide (not being earlier than the date on which the Merger Offer becomes unconditional as to acceptances or, if later, the initial closing date), excluding any ARCON Shares which have been cancelled after the date on which the Merger Offer is made;

but excluding any ARCON Shares which, on the date the Merger Offer is made, are already in the beneficial ownership of Lundin Mining within the meaning of section 204 of the Companies Act, 1963;

(b)   unless or to the extent otherwise agreed with the Panel, Admission becoming effective or (if determined by Lundin Mining and subject to the consent of the Panel) becoming effective subject only to (i) the creation of such Lundin Mining SDRs and/or (ii) the Merger Offer becoming or being declared unconditional in all respects;

(c)   all of the ARCON Mining Licences, Access Rights or ARCON Planning Permissions remaining in full force and effect, or, if applicable, being obtained and there being no notice in writing of an intention to revoke or adversely modify or not to renew the same at the time at which the Merger Offer becomes otherwise unconditional or any adverse action being taken thereunder by any ministerial or local authority (other than adverse action which would not be material (in value terms or otherwise) in the context of the Wider ARCON Group taken as a whole) and none of the ARCON Mining Licences or ARCON Planning Permissions being terminated or adversely modified and there being no material breach of the terms or conditions of any of the ARCON Mining Licences or ARCON Planning Permissions at the date on which the Merger Offer becomes otherwise unconditional (except where the consequence of the material breach of any such ARCON Mining Licence or ARCON Planning Permission would not be material (in value terms or otherwise) in the context of the Wider ARCON Group taken as a whole) provided that where any ARCON Planning Permission is not in full force and effect, or there has been a notice in writing of an intention to revoke or adversely modify or not to renew the same at the time at which the Merger Offer becomes otherwise unconditional (a ''Default Event'') then this condition will be treated as satisfied unless the Default Event is material (in value terms or otherwise) in the context of the Wider ARCON Group taken as a whole;

(d)   no central bank, government or governmental, quasi-governmental, supranational, statutory, regulatory or investigative body, including any national anti-trust or merger control authorities, court, tribunal, trade agency, professional association, environmental body, any analogous body whatsoever or tribunal in any jurisdiction (each a ''Third Party'') having decided to take, institute or implement any action, proceeding, suit, investigation, enquiry or reference or having made, proposed or enacted any statute, regulation or order or having withheld any consent or having done or decided to do anything which would or might reasonably be expected to:

(i)    make the Merger Offer or its implementation, or the acquisition or the proposed acquisition by Lundin Mining of any shares in, or control of, ARCON, or any of the material assets of ARCON void, illegal or unenforceable under the laws of any jurisdiction, or otherwise, directly or indirectly, restrain, revoke, prohibit, materially restrict or materially delay the same or impose additional or different conditions or obligations with respect thereto (except for conditions or obligations that would not be material (in value terms or otherwise) in the context of the Wider ARCON Group taken as a whole) or otherwise challenge or interfere therewith (except where the result of such challenge or interference would not have, or would not reasonably be expected to have, a material adverse effect on the Wider ARCON Group taken as a whole);

(ii)    result in a material delay in the ability of Lundin Mining, or render Lundin Mining unable, to acquire some or all of the ARCON Shares or require a divestiture by any member of the Wider Lundin Mining Group of any shares in ARCON;

(iii)   (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider ARCON Group taken as a whole) require, prevent or delay the divestiture by any member of the Wider Lundin Mining Group or by any member of the Wider ARCON Group of all or any portion of their respective businesses, assets (including, without limitation, the shares or securities of any other member of the ARCON Group) or property or (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider ARCON Group taken as a whole) impose any limitation on the ability of any of them to conduct their respective businesses (or any of them) or own their respective assets or properties or any part thereof;

(iv)   impose any material limitation on or result in a material delay in the ability of Lundin Mining to acquire, or to hold or to exercise effectively, directly or indirectly, all or any rights of ownership of shares (or the equivalent) in, or to exercise voting or management control over, ARCON or (to the extent ARCON has such rights) any member of the Wider ARCON Group which is material in the context of the Wider ARCON Group taken as a whole or (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider ARCON Group taken as a whole) on the ability of any member of the Wider ARCON Group to hold or exercise effectively, directly or indirectly, rights of ownership of shares (or the equivalent) in, or to exercise rights of voting or management control over, any member of the Wider ARCON Group which is material in the context of the Wider ARCON Group taken as a whole;

(v)   (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider ARCON Group, taken as a whole) require any member of the Wider Lundin Mining Group or any member of the Wider ARCON Group to acquire or offer to acquire any shares or other securities (or the equivalent) in, or any interest in any asset owned by, any member of the Wider ARCON Group owned by any third party;

(vi)   impose any limitation on the ability of any member of the ARCON Group to integrate or coordinate its business, or any part of it, with the businesses of any member of the Wider ARCON Group (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider ARCON Group taken as a whole);

(vii)  result in any member of the Wider ARCON Group ceasing to be able to carry on business in any jurisdiction in which it presently does so (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider ARCON Group taken as a whole);

(viii) cause any member of the Wider ARCON Group to cease to be entitled to any Authorisation (as defined in paragraph (e) below) used by it in the carrying on of its business (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider ARCON Group, taken as a whole); or

(ix)  otherwise materially adversely affect the business, profits, assets, liabilities, financial or trading position of any member of the Wider ARCON Group (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider ARCON Group taken as a whole);

(e)   all necessary notifications and filings having been made, all necessary waiting and other time periods (including any extensions thereof) under any applicable legislation or regulation of any jurisdiction in which ARCON or any subsidiary or subsidiary undertaking of ARCON which is material in the context of the ARCON Group taken as a whole (a ''Material Subsidiary'') is incorporated or carries on business which is material in the context of the Wider ARCON Group taken as a whole having expired, lapsed or having been terminated (as appropriate) (save to an extent which would not be material (in value terms or otherwise) in the context of the Wider ARCON Group taken as a whole) and all statutory or regulatory obligations in any jurisdiction in which ARCON or a Material Subsidiary shall be incorporated or carry on business which is material in the context of the Wider ARCON Group taken as a whole having been complied with (save to an extent which would not be material (in value terms or otherwise) in the context of the Wider ARCON Group taken as a whole), in each case, in connection with the Merger Offer or its implementation and all authorisations, orders, recognitions, grants, consents, clearances, confirmations, licences, permissions and approvals in any jurisdiction (''Authorisations'' and each an ''Authorisation'') reasonably deemed necessary by Lundin Mining for or in respect of the Merger Offer having been obtained on terms and in a form reasonably satisfactory to Lundin Mining from all appropriate Third Parties, (except where the consequence of the absence of any such Authorisation would not be material (in value terms or otherwise) in the context of the Wider ARCON Group taken as a whole) all such Authorisations remaining in full force and effect, there being no written notice of an intention to revoke or vary or not to renew the same at the time at which the Merger Offer become otherwise unconditional and all necessary statutory or regulatory obligations in any such jurisdiction having been complied with (except where the consequence of the absence of any such Authorisation would not be material (in value terms or otherwise) in the context of the Wider ARCON Group taken as a whole);

(f)    all applicable waiting periods and any other time periods during which any Third Party could, in respect of the Merger Offer or the acquisition or proposed acquisition of any shares or other securities (or the equivalent) in, or control of, ARCON or any member of the Wider ARCON Group by Lundin Mining, institute or implement any action, proceedings, suit, investigation, enquiry or reference under the laws of any jurisdiction which would be reasonably expected adversely to affect (to an extent which would be material (in value terms or otherwise) in the context of the Wider ARCON Group taken as a whole) any member of the ARCON Group, having expired, lapsed or been terminated;

(g)   except as disclosed, there being no provision of any arrangement, agreement, licence, permit, franchise, facility, lease or other instrument to which any member of the Wider ARCON Group is a party or by or to which any such member or any of its respective assets may be bound, entitled or be subject and which, in consequence of the Merger Offer or the acquisition or proposed acquisition by Lundin Mining of any shares or other securities (or the equivalent) in or control of, ARCON or any member of the ARCON Group or because of a change in the control or management of ARCON or otherwise, would or would be reasonably expected to result (except where, in any of the following cases, the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider ARCON Group taken as whole) in:

(i)    any monies borrowed by, or any indebtedness or liability (actual or contingent) of, or any grant available to any member of the Wider ARCON Group becoming, or becoming capable of being declared, repayable immediately or prior to their or its stated maturity;

(ii)    the creation or enforcement of any mortgage, charge or other security interest wherever existing or having arisen over the whole or any part of the business, property or assets of any member of the Wider ARCON Group or any such mortgage, charge or other security interest becoming enforceable;

(iii) any such arrangement, agreement, licence, permit, franchise, facility, lease or other instrument or the rights, liabilities, obligations or interests of any member of the Wider ARCON Group thereunder, or the business of any such member with, any person, firm or body (or any arrangement or arrangements relating to any such interest or business) being terminated or adversely modified or any adverse action being taken or any obligation or liability arising thereunder;

(iv)  any material assets or interests of, or any material asset the use of which is enjoyed by, any member of the Wider ARCON Group being or falling to be disposed of or charged, or ceasing to be available to any member of the Wider ARCON Group or any right arising under which any such asset or interest would be required to be disposed of or charged or would cease to be available to any member of the Wider ARCON Group otherwise than in the ordinary course of business;

(v)    any member of the Wider ARCON Group ceasing to be able to carry on business;

(vi)   the value of, or financial or trading position of any Material Subsidiary being prejudiced or adversely affected; or

(vii)  the creation of any liability or liabilities (actual or contingent) by any member of the Wider ARCON Group;

unless, if any such provision exists, such provision shall have been waived, modified or amended on terms satisfactory to Lundin Mining;

(h)   except as disclosed and/or save as publicly announced (by the delivery of an announcement to the Irish Stock Exchange or the London Stock Exchange or otherwise publicly disclosed in the ARCON Group annual report for the year ended 31 December 2003) by ARCON, no member of the Wider ARCON Group having, since 31 December 2003:

(i)    issued or agreed to issue additional shares of any class, or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible or exchangeable securities (except for (A) issues to ARCON or wholly-owned subsidiaries of ARCON, or (B) upon any exercise of options under the ARCON Share Option Schemes);

(ii)    recommended, declared, paid or made any bonus, dividend or other distribution other than bonuses, dividends or other distributions lawfully paid or made to another member of the Wider ARCON Group;

(iii)   (save for transactions between two or more members of the ARCON Group (''intra-ARCON Group transactions'')) made or authorised, proposed or announced any change in its loan capital (save in respect of loan capital which is not material (in value terms or otherwise) in the context of the ARCON Group taken as a whole);

(iv)  save for intra-ARCON Group transactions, implemented, authorised, proposed or announced its intention to propose any merger, demerger, reconstruction, amalgamation, scheme or (except in the ordinary and usual course of trading) acquisition or disposal of (or of any interest in) material assets or shares (or the equivalent thereof) in any undertaking or undertakings (except in any such case where the consequences of any such merger, demerger, reconstruction, amalgamation, scheme, acquisition or disposal would not be material (in value terms or otherwise) in the context of the ARCON Group taken as a whole);

(v)   except in the ordinary and usual course of business entered into or materially improved, or made any offer (which remains open for acceptance) to enter into or improve, the terms of the employment contract with any director of ARCON or any person occupying one of the senior executive positions in the ARCON Group or permitted a variation in the terms or rules governing the ARCON Share Option Schemes;

(vi)  (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the ARCON Group, taken as a whole) issued or agreed to issue any loan capital or (save in the ordinary course of business and save for intra-ARCON Group transactions) debentures or incurred any indebtedness or contingent liability;

(vii) purchased, redeemed or repaid or announced any offer to purchase, redeem or repay any of its own shares or other securities (or the equivalent) or reduced or made any other change to any part of its share capital;

(viii) (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider ARCON Group taken as a whole) (A) merged with any body corporate, partnership or business, or (B) and save for intra-ARCON Group transactions acquired or disposed of, transferred, mortgaged or encumbered any material assets or any right, title or interest in any asset (including shares and trade investments);

(ix) (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider ARCON Group taken as a whole), entered into or varied any contract, transaction, arrangement or commitment or announced its intention to enter into or vary any contract, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, onerous or unusual nature or magnitude or which is or would be materially restrictive on the business of any member of the Wider ARCON Group;

(x)    waived or compromised any claim which would be material (in value terms or otherwise) in the context of the Wider ARCON Group taken as a whole;

(xi)   (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider ARCON Group, taken as a whole) been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider ARCON Group taken as a whole) ceased or threatened to cease to carry on all or a substantial part of any business;

(xii)  (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider ARCON Group taken as a whole) made or agreed to any significant change to the terms of the trust deeds constituting the pension schemes established for its directors and/or employees and/or their dependants or to the benefits which accrue, or to the pensions which are payable thereunder, or to the basis on which qualification for or accrual or entitlement to such benefits or pensions are calculated or determined, or to the basis upon which the liabilities (including pensions) of such pension schemes are funded or made, or agreed or consented to any change to the trustees involving the appointment of a trust corporation;

(xiii) (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider ARCON Group taken as a whole) and save for voluntary solvent liquidations, taken any corporate action or had any legal proceedings instituted against it in respect of its winding-up, dissolution, examination or reorganisation or for the appointment of a receiver, examiner, administrator, administrative receiver, trustee or similar officer of all or any part of its assets or revenues, or (A) any analogous proceedings in any jurisdiction, or (B) appointed any analogous person in any jurisdiction in which ARCON or any Material Subsidiary shall be incorporated or carry on any business which is material in the context of the ARCON Group taken as a whole;

(xiv) entered into any agreement, contract or binding commitment or passed any resolution or made any offer or announcement with respect to, or to effect any of the transactions, matters or events set out in this condition; or

(xv)  except in the case of amendments to the memoranda or articles of association of subsidiaries which are not material, amended its memorandum or articles of association;

(i)     except as disclosed and/or save as publicly announced by ARCON (by delivery of an announcement to the Irish Stock Exchange or the London Stock Exchange or otherwise publicly disclosed in the ARCON Group annual report for the year ended 31 December 2003) on or prior to the issue of the Announcement:

(i)    there not having arisen any adverse change or deterioration in the business, assets, financial or trading position or profits of ARCON or any member of the Wider ARCON Group (save to an extent which would not be material (in value terms or otherwise) in the context of the Wider ARCON Group taken as a whole);

(ii)    no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider ARCON Group is or would reasonably be expected to become a party (whether as plaintiff or defendant or otherwise) and no investigation by any Third Party against or in respect of any member of the Wider ARCON Group having been instituted or remaining outstanding by, against or in respect of any member of the ARCON Group (save where the consequences of such litigation, arbitration proceedings, prosecution or other legal proceedings or investigation are not or would not be material (in value terms or otherwise) in the context of the Wider ARCON Group taken as a whole);

(iii)   no contingent or other liability existing or having arisen which would reasonably be expected to affect adversely any member of the Wider ARCON Group (save where such liability is not or would not be material (in value terms) in the context of the Wider ARCON Group taken as a whole); and

(iv)   no steps having been taken which are likely to result in the withdrawal, cancellation, termination or modification of any licence, consent, permit, Access Right or authorisation held by any member of the Wider ARCON Group which is necessary for the proper carrying on of its business and which is material in the context of the Wider ARCON Group;

(j)    except as disclosed, Lundin Mining not having discovered that any financial, business or other information concerning the Wider ARCON Group which is material in the context of the Wider ARCON Group taken as a whole and which has been publicly disclosed, is materially misleading, contains a material misrepresentation of fact or omits to state a fact necessary to make the material information contained therein not misleading (save where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider ARCON Group taken as a whole);

(k)   except as disclosed and/or save as publicly announced (by delivery of an announcement to the Irish Stock Exchange or the London Stock Exchange or otherwise publicly disclosed in the ARCON Group annual report for the year ended 31 December 2003) by ARCON on or prior to the issue of the Announcement, Lundin Mining not having discovered:

(i)    that any member of the Wider ARCON Group or any partnership, company or other entity in which any member of the Wider ARCON Group has an interest and which is not a subsidiary undertaking of ARCON is subject to any liability, contingent or otherwise (save where such liability is not or would not be material (in value terms or otherwise) in the context of the Wider ARCON Group taken as whole);

(ii)    in relation to any release, emission, discharge, disposal or other fact or circumstance which has caused or reasonably might impair the environment or harm human health, that any past or present member of the Wider ARCON Group has acted in material violation of any laws, statutes, regulations, notices or other legal or regulatory requirements of any Third Party (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the ARCON Group, taken as a whole);

(iii)   that there is, or is likely to be, any liability, whether actual or contingent, to make good, repair, reinstate or clean up any property now or previously owned, occupied or made use of by any past or present member of the Wider ARCON Group or any other property or any controlled waters under any environmental legislation, regulation, notice, circular, order or other lawful requirement of any relevant Authority (whether by formal notice or order or not) or Third Party or otherwise (save where such liability is not or would not be material (in value terms or otherwise) in the context of the ARCON Group taken as a whole); and

(iv)   except as disclosed, that circumstances exist at the date the offer is made which are likely to result in any actual or contingent liability to any member of the Wider ARCON Group under any applicable legislation referred to in sub-paragraph (iii) above to improve or modify existing or install new plant, machinery or equipment or to carry out any changes in the processes currently carried out (save where such liability is not or would not be material (in value terms or otherwise) in the context of the ARCON Group taken as a whole);

(l)     except as disclosed, no member of the ARCON Group being in default under the terms or conditions of any material facility or agreement or arrangement for the provision of loans, credit or drawdown facilities, or of any security, surety or guarantee in respect of any facility or agreement or arrangement for the provision of loans, credit or drawdown facilities to any member of the ARCON Group (save where such default is not or would not be so material (in value terms or otherwise) in the context of the ARCON Group taken as a whole);

(m)   for the purposes of the conditions set out above:

(i)    ''ARCON Group'' means ARCON and its subsidiaries and subsidiary undertakings;

(ii)   ''disclosed'' means fairly disclosed by or on behalf of ARCON in writing (or in written form), to Lundin Mining or Macquarie or its respective employees, officers or advisers at any time up to 18 March 2005 or orally at formal due diligence meetings between representatives of Lundin Mining and ARCON;

(iii)   ''initial closing date'' means 3.00 p.m. (Dublin time) on the date fixed by Lundin Mining as the first closing date of the Merger Offer, unless and until Lundin Mining in its discretion shall have extended the initial offer period, in which case the term ''initial closing date'' shall mean the latest time and date at which the initial offer period, as so extended by Lundin Mining, will expire or, if earlier, the date on which the Merger Offer become or are declared unconditional in all respects;

(iv)  ''initial offer period'' means the period from the date of the Merger Offer Document to and including the initial closing date;

(v)   ''parent undertaking'', ''subsidiary undertaking'', ''associated undertaking'' and ''undertaking'' have the meanings given by the European Communities (Companies: Group Accounts) Regulations, 1992;

(vi)   ''substantial interest'' means an interest in 20 per cent or more of the voting equity capital of an undertaking;

(vii) ''Wider ARCON Group'' means ARCON or any of its subsidiaries or subsidiary undertakings or associated companies (including any joint venture, partnership, firm or company or undertaking in which any member of the Lundin Mining Group (aggregating their interests) is interested) or any company in which any such member has a substantial interest; and

(viii) ''Wider Lundin Mining Group'' means Lundin Mining or any of its subsidiaries or subsidiary undertakings or associated companies (including any joint venture, partnership, firm or company or undertaking in which any member of the Lundin Mining Group (aggregating their interests) is interested) or any company in which any such member has a substantial interest.

Subject to the requirements of the Panel, Lundin Mining reserves the right (but shall be under no obligation) to waive, in whole or in part, all or any of the above conditions apart from conditions (a) and (b).

The Merger Offer will lapse unless all of the conditions set out above have been fulfilled or (if capable of waiver) waived or, where appropriate, have been determined by Lundin Mining to be or to remain satisfied on the day which is 21 days after the later of: (i) the initial closing date, (ii) the date on which condition (a) is fulfilled or (iii) such later date as Lundin Mining may, with the consent of the Panel (to the extent required) decide. Except for condition (a), Lundin Mining shall not be obliged to waive (if capable of waiver) or treat as satisfied any condition by a date earlier than the latest day for the fulfilment of all conditions referred to in the previous sentence, notwithstanding that any other condition of the Merger Offer may at such earlier date have been waived or fulfilled or that there are at such earlier dates no circumstances indicating that the relevant condition may not be capable of fulfilment.

PART B: FURTHER TERMS OF THE OFFER

1. Preliminary

The following terms apply, unless the context otherwise requires, to the Merger Offer.

Except where the context requires, any reference in Parts B and C of this Appendix I and in the accompanying Form of Acceptance:

(i)    to the ''Merger Offer'' shall include any revision, variation or renewal thereof, or extension thereto;

(ii)   to the Merger Offer being, becoming or being declared ''unconditional'' shall be construed as a reference to the Merger Offer (as the case may be) being, becoming or being declared unconditional as to acceptances whether or not any other condition thereof remains to be fulfilled and includes the Merger Offer (as the case may be) being declared unconditional;

(iii)  to the ''acceptance condition'' shall mean the condition as to acceptances of the Merger Offer set out in paragraph (a) of Part A of this Appendix I and references to the Merger Offer becoming unconditional as to acceptances shall be construed accordingly;

(iv)   to the ''Offer Document'' shall mean this document and any other document containing, or containing details of, the Merger Offer;

(v)    to an ''extension of the Merger Offer'' includes an extension of the date by which the acceptance condition has to be satisfied; and

(vi)   to ''acceptances'' of the Merger Offer shall include deemed acceptances of the Merger Offer.

2. Acceptance period

(a)    The Merger Offer will initially be open for acceptance until 3.00 p.m. (Dublin time) on 11 April 2005. Although no revision is envisaged, if the Merger Offer is revised it will remain open for acceptance for a period of at least 14 days (or such other periods as may be permitted by the Panel) following the date on which written notification of the revision is posted to ARCON Shareholders. Except with the consent of the Panel (to the extent required), no revision of the Merger Offer may be made and no revision of this document may be posted after 6 May 2005 or, if different, the date which is 14 days prior to the last date on which the Merger Offer can become unconditional.

(b)    The Merger Offer, whether revised or not, shall not (except with the consent of the Panel to the extent required) be capable of becoming unconditional as to acceptances after 5.00 p.m. (Dublin time) on 20 May 2005 (or any other time or date beyond which Lundin Mining has stated that the Merger Offer will not be extended and in respect of which it has not withdrawn that statement), nor of being kept open for acceptance after that time or date unless it has previously become unconditional, provided that Lundin Mining reserves the right, with the permission of the Panel (to the extent required), to permit the Merger Offer to become unconditional at a later time(s) or date(s).

(c)    If the Merger Offer becomes or is declared unconditional, the Merger Offer will remain open for acceptance for not less than 14 days after the date on which it would otherwise have expired. If the Merger Offer has become unconditional and it is stated by Lundin Mining that it will remain open until further notice, not less than 14 days' notice in writing prior to the closing of the Merger Offer will be given to those ARCON Shareholders who have not accepted the Merger Offer.

(d)    If a competitive situation (as defined by the Panel) arises after a ''no extension'' statement or a ''no increase'' statement (as defined by the Panel), Lundin Mining may, if it has specifically reserved the right to do so at the time the statement is made or otherwise, with the consent of the Panel, withdraw its statement that it will not increase the Merger Offer provided that it complies with the requirements of the Irish Takeover Rules and in particular that:

(i)    it announces the withdrawal as soon as possible and in any event within four business days of the firm announcement of the competing offer or other competitive situation;

(ii)   ARCON Shareholders are notified in writing of the withdrawal at the earliest practicable opportunity or, in the case of ARCON Shareholders with registered addresses outside Ireland and the UK or whom Lundin Mining knows to be nominees holding ARCON Shares for such persons, by written announcement in Ireland and the UK; and

(iii) any ARCON Shareholders who accept the Merger Offer after the date of the ''no extension'' or ''no increase'' statement are given a right of withdrawal in accordance with paragraph 5(c) below and such right is included appropriately and prominently in the notice;

Lundin Mining may, if it specifically reserves the right to do so at the time the statement is made, choose not to be bound by the terms of a ''no extension'' statement and/or a ''no increase'' statement if it would otherwise prevent the posting of an increased or improved offer provided that such offer is recommended for acceptance by the board of directors of ARCON, or in other circumstances permitted by the Panel.

3. Acceptance condition

(a)    Except with the consent of the Panel (to the extent required) or otherwise in accordance with the Irish Takeover Rules, for the purpose of determining whether the acceptance conditions are satisfied, Lundin Mining may only take into account acceptances received in respect of which all relevant documents are received by Capita Corporate Registrars Plc:

(i)    by 1.00 p.m. (Dublin time) on 20 May 2005 (or any other time and/or date beyond which Lundin Mining has stated that the Merger Offer will not be extended and in respect of which it has not withdrawn that statement); or

(ii)   if the Merger Offer is extended with the consent of the Panel, such later time(s) or date(s) as the Panel may agree.

If the latest time at which the Merger Offer may become unconditional as to acceptances is extended beyond 5:00 p.m. (Dublin time) on 20 May 2005, acceptances received and purchases made in respect of which the relevant documents are received by Capita Corporate Registrars Plc after 1:00 p.m. (Dublin time) on that date may (except where the Irish Takeover Rules permits otherwise) only be taken into account with the agreement of the Panel.

(b)    Except as otherwise agreed by the Panel, and notwithstanding the right reserved by Lundin Mining to treat a Form of Acceptance as valid even though not entirely in order or not accompanied by the relevant share certificate(s) and/or other document(s) of title or not accompanied by the relevant transfer to escrow:

(i)    an acceptance of the Merger Offer will only be treated as valid for the purposes of the acceptance condition if the relevant requirements of Rule 10.3 and, if applicable, Rule 10.5 of the Irish Takeover Rules are satisfied in respect of it;

(ii)   a purchase of ARCON Shares by Lundin Mining or its nominees (or if Lundin Mining is required by the Panel to make an offer for ARCON Shares under Rule 9 or Rule 37 of the Irish Takeover Rules by a person acting in concert with Lundin Mining or its nominees) will only be treated as valid for the purposes of the acceptance condition if the relevant requirements of Rule 10.4 and, if applicable, Rule 10.5 of the Irish Takeover Rules are satisfied in respect of it; and

(iii)  before the Merger Offer may become or be declared unconditional, Capita Corporate Registrars Plc must have issued a certificate to Lundin Mining (or its agent) which states the number of ARCON Shares in respect of which acceptances have been received which comply with Rule 10.3 and, if applicable, Rule 10.5 of the Irish Takeover Rules and the number of ARCON Shares otherwise acquired, whether before or during the Offer Period, which comply with the relevant provisions of this paragraph 3(b). A copy of such certificate will be sent to the Panel as soon as possible after it is issued.

(c)    For the purpose of determining whether the acceptance condition to the Merger Offer is satisfied, Lundin Mining shall not be bound (unless required by the Panel) to take into account any ARCON Shares which have been unconditionally allotted or issued or which arise as a result of the exercise of subscription or conversion rights before the determination takes place.

4. Announcements

(a)    Without prejudice to paragraph 5 below, by 8.00 a.m. (Dublin time) on the business day (the ''relevant day'') following the day on which the Merger Offer is due to expire or become unconditional or is revised or extended (as the case may be), or such later time and/or date as the Panel may agree in relation to the Offer, Lundin Mining shall make an appropriate announcement and simultaneously inform the Irish Stock Exchange and the London Stock Exchange of the position. In the Lundin Mining announcement, it will also state (unless otherwise permitted by the Panel to the extent required) the total number of ARCON Shares and rights over ARCON Shares (as nearly as practicable):

(i)    for which acceptances of the Merger Offer have been received by Capita Corporate Registrars Plc;

(ii)    acquired or agreed to be acquired by or on behalf of Lundin Mining or by any person deemed to be acting in concert with Lundin Mining for the purposes of the Merger Offer during the course of the Offer Period;

(iii)   held by or on behalf of Lundin Mining or any person deemed to be acting in concert with Lundin Mining prior to the Offer Period; and

(iv)   for which acceptances of the Merger Offer have been received by Capita Corporate Registrars Plc from any person acting or deemed to be acting in concert with Lundin Mining for the purposes of the Merger Offer;

and the announcement will specify the percentage of the ARCON Shares represented by each of these figures.

Any decision to extend the time or date by which the acceptance condition in relation to the Merger Offer has to be fulfilled may be made at any time up to, and will be announced not later than, 8.00 a.m. on the relevant day (or such later time or date as the Panel may agree) and the announcement will state the next expiry time and date, (unless the Merger Offer is then unconditional, in which case a statement may instead be made that the Merger Offer will remain open until further notice) and the information specified in (i), (ii), (iii) and (iv) of this paragraph 4(a).

(b)    In calculating the number of ARCON Shares represented by acceptances and/or purchases, Lundin Mining may only include acceptances and purchases if they could be counted towards fulfilling the acceptance condition under Rules 10.3 and 10.4 and, if appropriate, 10.5 of the Irish Takeover Rules, unless the Panel agrees otherwise. Subject to this, Lundin Mining may include or exclude, for announcement purposes, acceptances and purchases not in all respects in order or which are subject to verification.

(c)    In this Part B of Appendix I references to the making of an announcement or the giving of notice by or on behalf of Lundin Mining include the release of an announcement by Lundin Mining or one of its associates as to the press and the delivery by hand or telephone, telex or facsimile or other electronic transmission of announcement to the Irish Stock Exchange and the London Stock Exchange. An announcement made otherwise than to the Irish Stock Exchange and the London Stock Exchange will be notified simultaneously to the Irish Stock Exchange and the London Stock Exchange.

5. Rights of withdrawal

(a)    If Lundin Mining, having announced the Merger Offer to be unconditional, fails by 3.30 p.m. (Dublin time) on the relevant day (or such later time and /or date as the Panel may agree in relation to the Merger Offer) to comply with any of the other requirements specified in paragraph 4(a) above, an accepting ARCON Shareholder may withdraw his acceptance of the relevant offer by written notice signed by such person and delivered either by post to Capita Corporate Registrars Plc, PO Box 7117, Dublin 2, Ireland or, if by hand (during normal business hours only), to Capita Corporate Registrars Plc, Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland, on behalf of Lundin Mining. Subject to paragraph 2(b) of this Part B of Appendix I to this document, this right of withdrawal may be terminated not less than 8 days after the relevant day by Lundin Mining confirming, if that is the case, that the Merger Offer is still unconditional as to acceptances and complying with the other requirements specified in paragraph 4(a) above. If such confirmation is given, the first period of 14 days referred to in paragraph 2(c) above will run from the date of such confirmation and compliance.

(b)    If by 3.00 p.m. (Dublin time) on 2 May 2005 (or such later time(s) and/or date(s) as the Panel may agree in relation to the Merger Offer) the Merger Offer has not become unconditional as to acceptances, an accepting ARCON Shareholder may at any time thereafter withdraw his acceptance by written notice delivered by post to Capita Corporate Registrars Plc, PO Box 7117, Dublin 2, Ireland or, if by hand

(during normal business hours only), to Capita Corporate Registrars Plc, Unit 5, Manor Street Business Park, Maner Street Dublin 7, Ireland any time before the earlier of:

(i)    the time that the Merger Offer becomes unconditional as to acceptances; and

(ii)   the final time for the lodgement of acceptances which can be taken into account in accordance with paragraph 2(b) of this Part B of Appendix I to this document.

(c)    If the ''no increase statement'' is withdrawn in accordance with paragraph 2(d) above, any ARCON Shareholder who accepts the relevant offer after the date of the statement may withdraw his acceptance thereafter by written notice in the manner referred to in paragraph 5(a) above for a period of 8 days after the date on which the notice withdrawing such statement is posted to ARCON Shareholders.

(d)    Except as provided by this paragraph 5, acceptances shall be irrevocable.

(e)    In this paragraph 5, ''written notice'' (including any letter of appointment, direction or authority) means notice in writing bearing the original signature(s) of the relevant accepting ARCON Shareholder accepting the relevant offer or his/their agent(s) duly authorised in writing (evidence of whose appointment and authorisation in a form satisfactory to Lundin Mining is produced with the notice). Telex, email or facsimile transmission or copies will not be sufficient to constitute written notice. No notice which is postmarked in, or otherwise appears to Lundin Mining or its agents to have been sent from Australia, Japan, South Africa or the United States or any other unlawful jurisdiction will be treated as valid.

6. The Cash Alternative

(a)    The Cash Alternative is conditional only on the Merger Offer becoming unconditional in all respects. It will remain open until 3.00 pm (Dublin time) on 11 April, 2005 provided that, if the Merger Offer is then unconditional (or is then capable of being declared unconditional and is extended) the Cash Alternative will be extended for at least 14 days thereafter. If the Merger Offer is not then declared unconditional and is extended beyond that time and date, the right is reserved to lapse or close the Cash Alternative or to extend it at that time. If the Cash Alternative lapses or closes, the right is also reserved to reintroduce a Cash Alternative as long as the Merger Offer continues to be unconditional.

(b)    The execution by or on behalf of an ARCON Shareholder of the Form of Acceptance containing an election for the Cash Alternative will constitute:

(i)    an election for the Cash Alternative in respect of the first 1,000 ARCON Shares registered in the name of such ARCON Shareholder and, if applicable, his agreement to the acquisition of the balance of his ARCON Shares on the same terms as the Merger Offer;

(ii)    if the ARCON Shares concerned are in certificated form, an irrevocable request and authority to Lundin Mining to procure the despatch by post of a cheque in respect of the cash amount payable to such ARCON Shareholder in respect of his election for the Cash Alternative, at such ARCON Shareholder's risk to the person or agent whose name and address (outside the United States, South Africa, Australia or Japan) are set out in Box 2 of the Form of Acceptance or, if no name is set out to the first-named holder at his registered address (outside the United States, South Africa, Australia or Japan);

(iii)   if the ARCON Shares concerned are in uncertificated form, or if either of the provisos in subparagraph h(iii) of paragraph 1 of Part C of Appendix I to this document apply, an irrevocable request and/or authority to Lundin Mining or its respective agents to procure the creation of an assured payment obligation in favour of the ARCON Shareholder's payment bank in accordance with the CREST assured payment arrangements in respect of the consideration payable to such shareholder in respect of his election for the Cash Alternative, provided that if the ARCON Shareholder concerned is a CREST member whose registered address is in the United States, South Africa, Australia or Japan, such consideration shall not be paid in this manner, nor by cheque despatched by post; and

(iv)    authorities in the terms referred to in this Part B of Appendix I.

(c)    Where an ARCON Shareholder has more than 1,000 ARCON Shares the Cash Alternative shall include an offer by Lundin Mining to acquire the balance of his ARCON Shares on the same terms as the Merger Offer.

(d)    Any ARCON Shareholder who sub-divides his holding of ARCON Shares after 18 March 2005 by transferring part of his holding to a person, or persons, connected with him (as defined by section 10 of the Taxes Consolidation Act, 1997) and more than one election for the Cash Alternative is received in respect of such new sub-divided holdings, such sub-divided holdings shall be treated as if they were a single holding and the elections for the Cash Alternative shall be pro-rated amongst the sub-divided holdings so that the Cash Alternative will only be paid to such persons in respect of no more than 1,000 ARCON Shares.

7. Revisions of the Merger Offer

(a)    Although no revision of the Merger Offer is envisaged, if the Merger Offer (in its original or any previously revised form(s)) is revised (either in its terms or conditions or in the value or form of the consideration offered or otherwise and whether or not the basic terms of the Merger Offer (in the original or any previously revised form(s)) are revised), and such revised Merger Offer represents, on the date on which such revision is announced (on such basis as Lundin Mining may consider appropriate), an improvement (or no diminution) in the value of the consideration when compared with that previously offered, the benefit of the revised Merger Offer will, except as provided in paragraphs 7(c), 7(d) and 8 below, be made available to the holders of any ARCON Shares who have accepted the Merger Offer (in its original or any previously revised form(s)) and not validly withdrawn such acceptance (''Previous Acceptors''). The acceptance by or on behalf of a Previous Acceptor of the Merger Offer in its original or any previously revised form(s) will, subject as provided in paragraphs 7(c), 7(d) and 8 below, be treated as an acceptance of the Merger Offer as so revised and shall also constitute the separate appointment of any director of Lundin Mining as his attorney with authority to accept any such revised Merger Offer on behalf of such Previous Acceptor and, if such revised Merger Offer includes alternative forms of consideration, to make on his behalf elections for and/or accept alternative forms of consideration in such proportions on his behalf as such attorney in his absolute discretion thinks fit and to execute on behalf of and in the name of such Previous Acceptor all such further documents (if any) as may be required to give full effect to such acceptance and/or election. In making any such election, such attorney and/or agent will take into account the nature of any previous election made by the Previous Acceptor and such other facts or matters as he may reasonably consider relevant.

(b)    Lundin Mining reserves the right (subject as provided in paragraphs 7(c), 7(d) and 8 below) to treat an executed Form of Acceptance relating to the Merger Offer (in its original or any previously revised form(s)) which is received after the announcement of the Merger Offer in any revised form as a valid acceptance of the revised Merger Offer, and such acceptance will constitute an authority and request in the terms of paragraph 7(a) above (as the case may be) mutatis mutandis on behalf of the relevant ARCON Shareholder.

(c)    The deemed acceptances referred to in paragraphs 7(a) and 7(b) above will not apply and the power of attorney and authorities conferred by such paragraphs will not be exercised by any director of Lundin Mining if, as a result thereof, the Previous Acceptor would (on such basis as Lundin Mining may consider appropriate) thereby receive less in aggregate in consideration than he would have received in aggregate in consideration as a result of his acceptance of the Merger Offer in the form in which it was originally accepted by him or on his behalf unless the Previous Acceptor has previously agreed otherwise in writing.

(d)    The deemed acceptances referred to in paragraphs 7(a) and 7(b) above will not apply and the authorities conferred by those paragraphs will be ineffective to the extent that a Previous Acceptor shall lodge with the Capita Corporate Registrars Plc, within 14 days of the posting of the document containing the revised Merger Offer, a Form of Acceptance in which he validly elects to receive the consideration receivable by him under such revised Merger Offer in some other manner.

8. General

(a)    Except with the consent of the Panel, the Merger Offer will lapse unless all the conditions to the Merger Offer have been satisfied or (if capable of waiver) waived by 5.00 p.m. (Dublin time) on 2 May 2005 or by 5.00 p.m. (Dublin time) on the date which is 21 days after the date on which the Merger Offer becomes unconditional as to acceptances, whichever is the later, or such later date as Lundin Mining, with the consent of the Panel, may decide. If the Merger Offer lapses for any reason:

(i)    it will not be capable of further acceptance;

(ii)   accepting ARCON Shareholders and Lundin Mining will not be bound by any Form of Acceptance submitted before the time the Merger Offer lapses; and

(iii)   in respect of ARCON Shares held in certificated form, the Form of Acceptance, share certificate(s) and/or other document(s) of title will be returned by post (or by such other method as the Panel may approve to the extent required) within 14 days of the Merger Offer lapsing or being withdrawn to the person or agent whose name and address (outside Australia, Japan, South Africa or the United States or any other unlawful jurisdiction) is set out in Box 5 on page 3 of the Form of Acceptance or, if none is set out, to the first named holder at his or her registered address (outside Australia, Japan, South Africa or the United States or any other unlawful jurisdiction) and in respect of ARCON Shares held in CREST, Capita Corporate Registrars Plc will immediately upon the lapsing of the Merger Offer give TFE Instructions to CRESTCo to transfer all ARCON Shares held in escrow balances to the original available balances of the ARCON Shareholders concerned and the Form of Acceptance will be returned by post (or by such other method as the Panel may approve) within 14 days of the Merger Offer lapsing or being withdrawn to the person or agent whose name and address (outside Australia, Japan, South Africa or the United States or any other unlawful jurisdiction) is set out at the top of page 3, or, if appropriate, Box 5 on page 3 of the Form of Acceptance or, if none is set out, to the first named holder at his or her registered address (outside Australia, Japan, South Africa or the United States or any other unlawful jurisdiction).

(b)   Except with the consent of the Panel (to the extent required), settlement of the consideration to which any ARCON Shareholder is entitled under the Merger Offer will be implemented in full in accordance with the terms of the Merger Offer and as otherwise set out in this document without regard to any lien, right of set-off, counterclaim or other analogous rights to which Lundin Mining may otherwise be, or claim to be, entitled as against the ARCON Shareholder.

(c)   The Merger Offer is made on 21 March 2005 and is capable of acceptance thereafter. Copies of this document and the Form of Acceptance are available (during normal business hours) from Capita Corporate Registrars Plc, Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland. The Merger Offer is being made by means of this document and by the Advertisement.

(d)   The terms, provisions, instructions and authorities contained in or deemed to be incorporated in the Form of Acceptance constitute part of the terms of the Merger Offer.

Words and expressions defined in this document have the same meanings when used in the Form of Acceptance unless the context otherwise requires. The provisions of this Appendix I shall be deemed to be incorporated in and form part of the Form of Acceptance.

(e)   The Merger Offer and the Form of Acceptance and all acceptances and all contracts made pursuant thereto and action taken or made (or deemed to be taken or made) under any of the foregoing shall be governed by and construed in accordance with Irish law. Execution by or on behalf of a ARCON Shareholder of a Form of Acceptance will constitute his submission, in relation to all matters arising out of or in connection with the Merger Offer and the Form of Acceptance, to the jurisdiction of the courts of Ireland and his agreement that nothing shall limit the right of Lundin Mining to bring any action, suit or proceeding arising out of or in connection with the Merger Offer and the Form of Acceptance in any other manner permitted by law or in any court of competent jurisdiction.

(f)    If the expiry date of the Merger Offer is extended, a reference in this document and in the Form of Acceptance to 11 April 2005 shall, except where the context otherwise requires, be deemed to refer to the expiry date of the Merger Offer as so extended.

(g)   Any omission to despatch this document, the Form of Acceptance or any notice required to be despatched under the terms of the Merger Offer to, or any failure to receive the same by, any person to whom the Merger Offer is, or should be, made shall not invalidate the Merger Offer in any way. Subject to the provisions of paragraph 9 below, the Merger Offer is made to any ARCON Shareholder to whom this document and the Form of Acceptance or any related documents may not have been despatched, and these persons may collect the relevant documents from Capita Corporate Registrars Plc, Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland during normal business hours only.

(h)   All powers of attorney, appointment of agents and authorities on the terms conferred by or referred to in this Appendix I or in the Form of Acceptance are given by way of security for the performance of the obligations of the ARCON Shareholder concerned and are irrevocable (for so long as any obligations remain outstanding) except in the circumstances where the donor of such power of attorney, appointment or authority is entitled to withdraw his acceptance in accordance with paragraph 5 above, and duly does so, or in the circumstances referred to in paragraph 5(c) above.

(i)    No acknowledgement of receipt of any Form of Acceptance, transfer by means of CREST or document of title will be given by, or on behalf of Lundin Mining. All communication, notices, certificates, documents of title and remittances to be delivered by, or sent to or from, ARCON Shareholders or their designated agent(s) will be delivered or sent at their own risk.

(j)    Without prejudice to any other provision in this Part B of Appendix I to this document, Lundin Mining reserves the right to treat acceptances of the Merger Offer as valid if received by or on behalf of any of them at any place or places or in any manner determined by any of them otherwise than as set out herein or in the Form of Acceptance.

(k)    Lundin Mining reserves the right to notify any matter (including the making of the Merger Offer) to all or any ARCON Shareholder(s) with (a) registered address(es) outside Ireland or the UK or whom Lundin Mining know to be nominees, trustees or a custodian for such persons by announcement or paid advertisement in any daily newspaper published and circulated in each of Ireland and the UK in which case such notice shall be deemed to have been sufficiently given notwithstanding any failure by any such shareholders to receive such notice, and all references in this document to notice in writing by or on behalf of Lundin Mining shall be construed accordingly.

(l)    If Lundin Mining is required by the Panel to make an offer for ARCON Shares under the provisions of Rule 9 of the Irish Takeover Rules, Lundin Mining may make such alterations to the conditions and terms of the Merger Offer, as are necessary to comply with the provisions of that Rule.

(m)    If the Merger Offer becomes or is declared unconditional in all respects and sufficient acceptances have been received, Lundin Mining intends to apply the provisions of section 204 of the Companies Act 1963 to acquire compulsorily any outstanding ARCON Shares not acquired or agreed to be acquired pursuant to the Merger Offer or otherwise on the same terms as the Merger Offer.

It is intended that, subject to and following the Merger Offer being declared unconditional in all respects, and subject to any applicable requirements of the Stock Exchanges or the UK Listing Authority, Lundin Mining will procure that ARCON applies for cancellation of the listing of the ARCON Shares on the Official Lists and for cancellation of trading of ARCON Shares on the markets of the Stock Exchanges. It is expected that such cancellations will take effect no earlier than 20 Business Days after the Merger Offer becomes or is declared unconditional in all respects.

(n)    All references in Appendix I to this document to any statute or statutory provisions shall include a statute or statutory provision which amends, consolidates or replaces the same (whether before or after the date hereof).

(o)    The Lundin Mining SDRs to be issued in connection with the Merger Offer will be created, credited as fully paid, will rank pari passu in all respects with the existing Lundin Mining SDRs, including the right to receive all dividends and other distributions declared, made or paid after the issue of the Lundin Mining SDRs. ARCON Shares which are the subject of the Merger Offer will be acquired by Lundin Mining fully paid and free from all liens, charges, encumbrances, equitable interests, rights of pre-emption and other third party rights of any nature whatsoever and together with all rights now or hereafter attaching thereto, including the right to receive in full all dividends and other distributions declared, paid or made after 18 March 2005, the date on which the Merger Offer was announced.

(p)    Fractions of Lundin Mining SDRs will not be distributed to ARCON Shareholders and their entitlements will be rounded down to the nearest whole number of Lundin Mining SDRs and fractional entitlements will be aggregated and sold in the market for the benefit of the relevant ARCON Shareholders as described in paragraph 23(e) of Part 2 of this document.

(q)    In relation to any acceptance of the Merger Offer in respect of a holding of ARCON Shares which is in CREST, Lundin Mining reserves the right to make such alterations, additions or modifications to the terms of the Merger Offer as may be necessary or desirable to give effect to any purported acceptance of the Merger Offer, whether in order to comply with the facilities or requirements of CREST or otherwise, provided such alteration, addition or modification is consistent with the requirements of the Irish Takeover Rules or is otherwise made with the consent of the Panel.

(r)    Due completion of a Form of Acceptance will constitute an instruction to Lundin Mining that, on the Merger Offer becoming unconditional in all respects, all mandates, instructions and other instruments in force relating to holdings of ARCON Shares will, unless and until revoked or varied, continue in full force in relation to payments or notices in respect of the Lundin Mining SDRs, provided that if an ARCON Shareholder holds existing Lundin Mining SDRs, the mandates, instructions and instruments in force for such Lundin Mining SDRs will supersede the mandates, instructions and instruments for the ARCON Shares.

ARCON Shareholders resident in a Participating State or the United Kingdom may elect to receive the cash due to them in euro, pounds sterling or US dollars by writing ''YES'' in the appropriate box in Box 7 the Form of Acceptance. If any ARCON Shareholder does not write ''YES'' in any of the boxes in Box 7 of the Form of Acceptance, or writes ''YES'' in more than one of the boxes in Box 7, the cash due to that ARCON Shareholder will be paid in euro if they are resident in a Participating State, pounds sterling if they are resident in the United Kingdom, and US dollars if they are resident anywhere else. The amount of euro or pounds sterling paid to such ARCON Shareholders will be determined by the US$/€, SEK/€, SEK/Stg£ and US$/Stg£ exchange rates obtained by Capita Corporate Registrars Plc from its bankers on receipt of funds for the relevant payment date.

9. Overseas Shareholders

(a)    The making or acceptance of the Merger Offer in, or to or by persons resident in or nationals or citizens of jurisdictions outside Ireland and the United Kingdom, or to persons who are, or were, custodians, nominees or trustees of, citizens, residents or nationals of such jurisdictions (''Overseas Shareholders'') may be prohibited or affected by the laws of the relevant jurisdiction. Such persons should inform themselves about and observe any applicable legal requirements. It is the responsibility of any Overseas Shareholders wishing to accept the Merger Offer to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with other necessary formalities and the payment of any issue, transfer, or other taxes due in such jurisdiction. Each Overseas Shareholder will be responsible for any such issue, transfer or other taxes and duties due in any overseas jurisdiction in respect of his acceptance of the Merger Offer by whomsoever they are payable and shall indemnify and hold harmless Lundin Mining and all persons acting on behalf of either of them in respect of such issue, transfer or other taxes and duties which they or their agents may be required to pay.

(b)    The Merger Offer is not being made, directly or indirectly in or into the United States, or by use of the United States mails, or by any means or instrumentality (including, without limitation, telephonically or electronically) of United States interstate or foreign commerce, or any facility of a United States national securities exchange nor is it being made in or into Australia, or Japan, South Africa or any other jurisdiction where it would be unlawful to do so (''Unlawful Jurisdiction'') and the Merger Offer should not be accepted by any such use, means, instrumentality or facility from or within Australia, Japan, South Africa or the United States or any other Unlawful Jurisdiction. Accordingly, copies of this document and the Form of Acceptance and any related offering documents are not being and must not be mailed, forwarded, sent, transmitted or otherwise distributed in, into or from Australia, Japan, South Africa or the United States or any other Unlawful Jurisdiction and persons receiving such documents (including, without limitation, custodians, nominees and trustees) must not distribute, forward, mail or transmit or send them in, into or from Australia, Japan, South Africa or the United States or any other Unlawful Jurisdiction. Doing so may render invalid any related purported acceptance of the Merger Offer.

Envelopes containing Forms of Acceptance, evidence of title or other documents relating to the Merger Offer should not be postmarked in Australia, Japan, South Africa or the United States or any other Unlawful Jurisdiction or otherwise sent from Australia, Japan, South Africa or the United States or any other Unlawful Jurisdiction and all acceptors must provide addresses outside Australia, Japan, South Africa or the United States or any other Unlawful Jurisdiction for the receipt of the consideration to which they are entitled under the Merger Offer or for the return of the Form of Acceptance, ARCON share certificates and/or other documents of title in relation to the ARCON Shares.

(c)    An ARCON Shareholder will, subject to paragraphs 9(d) and 9(e) below, be deemed not to have validly accepted the Merger Offer if:

(i)    such shareholder cannot give the representation and warranty set out in paragraph 1(d) of Part B of this Appendix I because such shareholder has received or sent copies or originals of this document, the Form of Acceptance or any related offering documents in, into or from Australia, Japan, South Africa or the United States or any other Unlawful Jurisdiction or has otherwise utilised in connection with the Merger Offer, directly or indirectly, the use of mails of, or any means or instrumentality (including, without limitation, facsimile transmission, telex and telephone or email) of interstate or foreign commerce of, or any facility of a national securities exchange of, Australia, Japan, South Africa or the United States or any other Unlawful Jurisdiction or for any other reason;

(ii)    such shareholder inserts in Box 5 of the Form of Acceptance the name and address of a person or agent in Australia, Japan, South Africa or the United States or any other Unlawful Jurisdiction to whom such shareholder wishes the consideration to which such shareholder is entitled under the Merger Offer to be sent; or

(iii)   in any case, the Form of Acceptance received from such shareholder is received in an envelope postmarked in, or which otherwise appears to Lundin Mining or its agents to have been sent from, or otherwise evidences use of any means or instrumentality of interstate or foreign commerce of, Australia, Japan, South Africa or the United States or any other Unlawful Jurisdiction. Lundin Mining reserves the right, in its sole discretion, to investigate, in relation to any acceptance whether the representation and warranty set out in paragraph 1(d) of Part C of this Appendix I could have been truthfully given by the relevant ARCON Shareholder and, if such investigation is made and, as a result, Lundin Mining cannot satisfy itself that such representation and warranty was true and correct, such acceptance shall not, subject to paragraphs 9(d) and 9(e) below, be valid.

(d)    If, in connection with the making of the Merger Offer, notwithstanding the restrictions described above, any person (including without limitation, custodians, nominees or trustees), whether pursuant to a contractual or legal obligation or otherwise, sends, forwards or otherwise distributes this document, the Form of Acceptance or any related offering documents, in, into or from Australia, Japan, South Africa or the United States or any other Unlawful Jurisdiction or uses the mails of, or any means or instrumentality (including, without limitation, facsimile transmission, telex and telephone or email) of interstate or foreign commerce of, or any facility of a national securities exchange of, Australia, Japan, South Africa or the United States or any other Unlawful Jurisdiction in connection with such action, such person should:

(i)    inform the recipient of such fact;

(ii)   explain to the recipient that such action may invalidate any purported acceptance by the recipient; and

(iii) draw attention of the recipient to this paragraph 9.

(e)    Notwithstanding the restrictions described above, Lundin Mining will retain the right to permit the Merger Offer to be accepted if, in its sole discretion, it is satisfied that the transaction in question is exempt from or not subject to the legislation or regulation giving rise to the restriction in question.

(f)    Notwithstanding the foregoing, the provisions of this paragraph 9 and/or any other terms of the Merger Offer relating to Overseas Shareholders may be waived, varied or modified as regards specific ARCON Shareholders or on a general basis by Lundin Mining in its absolute discretion. In particular, notwithstanding the provisions of this paragraph 9, Lundin Mining reserves the right, in its absolute discretion, to treat as valid acceptances received from persons who are unable to give the representation and warranty set out in paragraph 1(d) of Part C of this Appendix I.

(g)    References in this paragraph 9 to a ARCON Shareholder include references to the person or persons executing a Form of Acceptance and, in the event of more than one person executing the Form of Acceptance, the provisions of this paragraph 9 shall apply to them jointly and severally. Subject as aforesaid the provisions of this paragraph 9 supersede any terms of the Merger Offer which are inconsistent herewith. Lundin Mining reserves the right to treat any acceptance of the Merger Offer as invalid made or purported to be made by any Overseas Shareholder where such acceptance would, in the opinion of Lundin Mining, constitute or cause a breach of the laws of the relevant jurisdiction.

(h)    Neither Lundin Mining nor any agent or director of Lundin Mining nor any person acting on behalf of any of them shall have any liability to any person for any loss or alleged loss arising from any decision as to the treatment of acceptances of the Merger Offer on any of the bases set out above or otherwise in connection therewith.

Overseas Shareholders should inform themselves about and observe any applicable legal or regulatory requirements. If you are in any doubt as to your position, you should consult your professional adviser in the relevant territory.

PART C: FORM OF ACCEPTANCE

1.    Without prejudice to the terms of the Form of Acceptance and the provisions of this Part C, each ARCON Shareholder who executes and lodges or who has executed and had lodged on his behalf, a Form of Acceptance with Capita Corporate Registrars Plc irrevocably (and so as to bind himself, his heirs, successors and assigns):

(a)    accepts the Merger Offer in respect of the number of ARCON Shares inserted or deemed to be inserted in Box 1 of the Form of Acceptance on and subject to the terms and conditions set out or referred to in this document and that Form of Acceptance;

(b)    if applicable, elects for the Cash Alternative by the completion of Box 2 of the Form of Acceptance;

(c)    undertakes to execute any further documents, take any further action and give any further assurances which may be required to enable Lundin Mining to obtain the full benefit of this Part C and/or to perfect any of the authorities expressed to be given hereunder and otherwise in connection with his acceptance of the Merger Offer;

(d)    represents and warrants to Lundin Mining that:

(i)    he has not received or sent copies or originals of this document, the Form of Acceptance or any related documents in, into, or from Australia, Japan, South Africa or the United States or any other Unlawful Jurisdiction;

(ii)   he has not used in connection with the Merger Offer or the execution or delivery of the Form of Acceptance, directly or indirectly, the mails of, or any means or instrumentality (including, without limitation, facsimile transmissions, telex and telephone) of interstate or foreign commerce of, or any facilities of a national securities exchange of, Australia, Japan, South Africa or the United States or any other Unlawful Jurisdiction;

(iii)   in respect of the ARCON Shares to which the Form of Acceptance relates, he is not an agent or fiduciary acting on a non-discretionary basis for a principal who has given any instructions with respect to the Merger Offer from within Australia, Japan, South Africa or the United States or any other Unlawful Jurisdiction (unless such person has given all instructions with respect to the Merger Offer from outside Australia, Japan, South Africa or the United States or any other Unlawful Jurisdiction);

(iv)  this document, the Form of Acceptance or any related offering documents have not been mailed or otherwise distributed or sent directly or indirectly in, into or from Australia, Japan, South Africa or the United States or any other Unlawful Jurisdiction and he is accepting the Merger Offer from outside Australia, Japan, South Africa or the United States or any other Unlawful Jurisdiction;

(v)    he has not signed the Form of Acceptance in Australia, Japan, South Africa or the United States or any other Unlawful Jurisdiction; and

(vi)   if he is, or is acting on behalf of, a US Person, he or such US Person as the case may be, was outside the United States when the Form of Acceptance was sent;

(e)   appoints, subject to the Merger Offer becoming unconditional in all respects in accordance with its terms and to an accepting ARCON Shareholder not having validly withdrawn his acceptance, Lundin Mining and any of its directors as such shareholder's attorney and/or agent with an irrevocable instruction and authority to the attorney and/or agent to complete and execute all or any form(s) of transfer and/or other document(s) at the attorney's or agent's discretion in relation to the ARCON Shares in respect of which the Merger Offer has been accepted in favour of Lundin Mining or such other person or persons as Lundin Mining or its agents may direct and to deliver such form(s) of transfer and/or other documents(s) together with the share certificate(s) and/or other document(s) of title relating to such ARCON Shares for registration within six months of the Merger Offer becoming unconditional in all respects and to do all such other acts and things as may in the opinion of such attorney and/or agent be necessary or expedient for the purpose of, or in connection with, the acceptance of the Merger Offer and to vest in Lundin Mining or its nominee(s) the ARCON Shares to which such Form of Acceptance relates;

(f)    appoints Capita Corporate Registrars Plc as such ARCON Shareholder's attorney and/or agent with an irrevocable instruction and authority to the attorney and/or agent subject to the Merger Offer becoming unconditional in all respects in accordance with its terms and to the accepting ARCON Shareholder not having validly withdrawn his acceptance, to transfer to itself (or such other person or persons as Lundin Mining or its agents may direct) by means of CREST all or any of the Relevant ARCON Shares (as defined in paragraph (g) below) (but not exceeding the number of ARCON Shares in respect of which the Merger Offer is accepted or deemed to be accepted);

(g)   appoints Capita Corporate Registrars Plc as such ARCON Shareholder's attorney or agent with an irrevocable instruction and authority to the attorney and/or agent if the Merger Offer does not become unconditional in all respects, to give instructions to CRESTCo, immediately after the lapsing of the Merger Offer (or within such longer period as the Panel may permit, not exceeding 14 days of the lapsing of the Merger Offer), to transfer all Relevant ARCON Shares to the original available balance of the accepting ARCON Shareholder. ''Relevant ARCON Shares'' means ARCON Shares in uncertificated form and in respect of which a transfer or transfers to escrow has or have been effected pursuant to the procedures described in the letter from Lundin Mining contained in this document and where the transfer(s) to escrow was or were made in respect of ARCON Shares held under the same Member Account ID and Participant ID as the Member Account ID and Participant ID relating to the Form of Acceptance concerned (but irrespective of whether or not any Form of Acceptance reference number, or a Form of Acceptance reference number corresponding to that appearing on the Form of Acceptance concerned, was included in the TTE Instruction concerned);

(h)    authorises and requests (subject to the Merger Offer becoming unconditional in all respects and the person accepting the Merger Offer not having validly withdrawn his acceptance):

(i)    ARCON or its agents to procure the registration of the transfer of the ARCON Shares in certificated form pursuant to the Merger Offer and the delivery of the share certificate(s) and/or other document(s) of title in respect thereof to Lundin Mining or as it may direct;

(ii)    subject to the provisions of paragraph 8 of Part B of Appendix I, if the ARCON Shares are in certificated form or if either of the provisos (aa) and (bb) to paragraph (h)(iii) below apply, Lundin Mining, or its agents, to procure the despatch by post or by such other method as the Panel may approve (to the extent Panel approval is required) of the cash element of the consideration to which he is entitled pursuant to his acceptance of the Merger Offer, to the person or agent whose name and address outside Australia, Japan, South Africa or the United States or any other Unlawful Jurisdiction is set out in Box 5 of the Form of Acceptance if none is set out, to the first named holder at his registered address outside Australia, Japan, South Africa or the United States or any other Unlawful Jurisdiction; and

(iii)   if the ARCON Shares concerned are in uncertificated form, Lundin Mining or its agents to procure the creation of an assured payment obligation in favour of the ARCON Shareholder's payment bank in accordance with the CREST assured payment arrangements in respect of any cash consideration to which such shareholder is entitled under the Merger Offer provided that (aa) Lundin Mining may (if, for any reason, it wishes so to do) determine that all or part of any such cash consideration shall be paid by cheque despatched by post and (bb) if any ARCON Shareholder concerned is a CREST member whose registered address is in Australia, Japan, South Africa or the United States or any other Unlawful Jurisdiction, any cash consideration to which such shareholder is entitled shall be paid by cheque despatched by post and, in each case, sub-paragraph (ii) above shall apply;

(i)    subject to the Merger Offer becoming unconditional in all respects (or if the Merger Offer would become unconditional in all respects or lapse immediately upon the outcome of the resolution in question) and in all other circumstances as the Panel may permit (to the extent permission is required):

(i)    authorises Lundin Mining or its agent to direct the exercise of any votes and any other rights and privileges (including the right to requisition the convening of a general meeting of ARCON) attaching to any ARCON Shares in respect of which the Merger Offer has been accepted or is deemed to have been accepted and not validly withdrawn;

(ii)   authorises the sending of any notice, circular, warrant, document or other communication which may be required to be sent to him as a ARCON Shareholder in respect of such shares (including any share certificate(s) or other document(s) of title issued as a result of conversion of such ARCON Shares into certificated form) to Lundin Mining at its registered office;

(iii)  authorises any director of, or person authorised by, Lundin Mining to sign any document and do such things as may in the opinion of such agent and/or attorney seem necessary or desirable in connection with the exercise of any votes or other rights or privileges attaching to the ARCON Shares held by him (including, without limitation, signing any consent to short notice of a general or separate class meeting as his agent and/or attorney and on his behalf and executing a form of proxy appointing any person nominated by Lundin Mining to attend general meetings of ARCON (and any adjournments thereof) and attending any such meeting and exercising the votes attaching to the ARCON Shares referred to in (i) of this sub-paragraph (i) of this Part C of Appendix I to this document on his behalf, where relevant, such votes to be cast so far as possible to satisfy any outstanding condition of the Merger Offer);

(iv)   agrees not to exercise any of such rights without the consent of Lundin Mining and irrevocably undertakes not to appoint a proxy for or to attend such general meetings in respect of such ARCON Shares; and

(v)   covenants, agrees, represents and warrants that he is irrevocably and unconditionally entitled to transfer the ARCON Shares in respect of which the Merger Offer is accepted or deemed to be accepted and that the entire legal and beneficial interests in such ARCON Shares will be acquired under the Merger Offer is free from all liens, equities, charges, encumbrances, rights of pre-emption and other third party rights and other interests of any kind whatsoever and together with all rights now or hereafter attaching thereto, including the right to receive and retain all dividends and other distributions (if any) declared, made or paid hereafter;

(j)     (i)    undertakes that he will deliver, or procure the delivery of, to Capita Corporate Registrars Plc, his share certificate(s) and/or other document(s) of title in respect of the ARCON Shares (which are in certificated form) in respect of which the Merger Offer has been accepted, or is deemed to have been accepted and not validly withdrawn, or an indemnity acceptable to Lundin Mining in lieu thereof, as soon as possible and in any event within six months of the Merger Offer becoming, or being declared unconditional in all respects;

(ii)    undertakes that he will give or procure the giving, in accordance with the letter from Lundin Mining contained in this document, of an instruction to transfer those of the ARCON Shares in respect of which the Merger Offer has been accepted or is deemed to have been accepted and not validly withdrawn which are held by him in uncertificated form in CREST to an escrow balance within the member's account in accordance with the facilities and requirements of CRESTCo, as soon as possible and, in any event, so that the transfer to escrow settles within six months of the Merger Offer becoming or being declared unconditional in all respects; and

(iii)   undertakes that in the event that, for any reason, any ARCON Shares in respect of which a transfer to an escrow balance has been effected in accordance with the letter from Lundin Mining contained in this document are converted to certificated form (without prejudice to subparagraph h(ii) above) he will immediately deliver or procure the immediate delivery of the share certificate(s) or other document(s) of title in respect of all such ARCON Shares as so converted to Capita Corporate Registrars Plc, PO Box 7117, Dublin 2, Ireland or, if by hand (during normal business hours only), to Capita Corporate Registrars Plc, Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland or to Lundin Mining at its registered office or as Lundin Mining or its agents may direct;

(k)    agrees that the creation of an assured payment obligation in favour of his payment bank in accordance with the CREST assured payments arrangements as referred to in sub-paragraph h(iii) above shall, to the extent of the obligation so created, discharge in full any obligation of Lundin Mining to pay to him the cash consideration to which he is entitled pursuant to the Merger Offer;

(l)    agrees that without prejudice to sub-paragraph (d) above, the execution of a Form of Acceptance constitutes an authority to any director of Lundin Mining and/or their respective agents within the terms of paragraph 6(b)(iv) of Part B of this Appendix I;

(m)   agrees that the terms and conditions of the Merger Offer contained in this document shall be deemed to be incorporated in, and form part of the Form of Acceptance which shall be read and construed accordingly, and that on execution the Form of Acceptance will take effect as a deed;

(n)   agrees that, if any provisions of this Appendix I shall be unenforceable or invalid or shall not operate so as to afford Lundin Mining and/or Capita Corporate Registrars Plc and/or any director or agent of either of them the benefit of any authority expressed to be given therein, he shall, with all practicable speed, do all such acts and things and execute all such documents and give all such assurances that may be required or desirable to enable Lundin Mining and/or Capita Corporate Registrars Plc and/or any director or agent of any of them to secure the full benefit of this Appendix I;

(o)    undertakes, subject to the Merger Offer becoming or being declared unconditional in all respects, to do all such acts and things and execute any further documents and to give any further assurances that may be required in connection with the effective transfer of his ARCON Shares in respect of which the Merger Offer shall have been accepted or deemed to have been accepted and authorises and requests any director of Lundin Mining to complete and execute on his behalf an instrument of transfer in favour of Lundin Mining (or as it may direct) of any ARCON Shares in respect of which the Merger Offer is accepted or is deemed to have been accepted and to do any other acts or things that may be necessary or expedient for the purpose of vesting such ARCON Shares referred to in paragraph 1 of this Part C in Lundin Mining, its nominees or such other persons as it may direct and all such acts and things as may be necessary or expedient to enable Capita Corporate Registrars Plc to perform its obligations as escrow agent for the purposes of the Merger Offer;

(p)   agrees to ratify everything which may be done or effected by any director of, or person authorised by, Lundin Mining or by Capita Corporate Registrars Plc (as escrow agent) or any of their respective agents in the proper exercise of any of the powers and/or authorities under this Part C and to indemnify each such person against any losses arising therefrom;

(q)   agrees that the execution of the Form of Acceptance constitutes his submission to the jurisdiction of the courts of Ireland in relation to all matters arising in connection with the Merger Offer and the Form of Acceptance;

(r)    appoints the nominee of Lundin Mining to execute the sale of their fractional entitlements as described in paragraph 25(e) of Part 2 of this document; and

(s)    acknowledges and accepts that, if he fails to complete Box 6 on page 3 of the Form of Acceptance accurately and completely, any SDRs to which he shall become entitled will be credited to an account opened by Lundin Mining Nominee with an authorised accounts operating institute in Sweden and will be held on his behalf in accordance with the terms and conditions set out in Appendix VIII to this Offer Document.

2.     References in this Part C to a ''ARCON Shareholder'' shall include references to the person or persons executing a Form of Acceptance and, in the event of more than one person executing a Form of Acceptance, the provisions of this Part C shall apply to them jointly and to each of them.

APPENDIX II

FINANCIAL INFORMATION RELATING TO LUNDIN MINING GROUP

PART A: Financial Information for the five financial years ended 31 December 2003

Auditors' report

To the Directors of Lundin Mining Corporation.

We have audited the consolidated balance sheets of Lundin Mining Corporation as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and of cash flows for each of the years in the five-year period ended December 31, 2003. These consolidated financial statements are the responsibility of Lundin Mining Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Lundin Mining Corporation as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the five-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

(Signed) Deloitte & Touche LLP

Chartered Accountants

Vancouver, British Columbia, Canada,
March 31, 2004 (except as to Note 15 which is as of April 27, 2004)

CONSOLIDATED BALANCE SHEETS
(In Canadian dollars)

		December 31	December 31
	Note	2003	2002
ASSETS
Current assets
Cash		$9,097,530	$1,580,880
Accounts receivable		124,200	53,895
Loan receivable from North Atlantic Natural
Resources AB (''NAN'')	12(a)	925,316	1,605,437
Current portion of amount receivable on sale of
mineral property	6	–	393,373
Notes receivable from related parties	5	–	559,467
Prepaid expenses		11,657	2,812

Total current assets		10,158,703	4,195,864

Non-current assets
Amount receivable on sale of mineral property	6	–	1,404,673
Investment in NAN	4	8,492,814	5,546,175
Mining properties and related expenditures	7	1,315,018	376,672

Total non-current assets		9,807,832	7,327,520

Total assets		$19,966,535	$11,523,384

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Loans payable, including accrued interest	8	$–	$2,343,722
Accounts payable and other accrued liabilities		775,852	620,600
Due to related parties	12(b)	1,026,705	1,691,983
Deferred income	5	–	406,624

Total current liabilities		1,802,557	5,062,929

Non-current liabilities
Future income tax liabilities	11	1,023,990	470,913

Total non-current liabilities		1,023,990	470,913

Shareholders' equity
Share capital	9(a)	27,016,912	17,175,387
Contributed surplus	9(b)	211,808	111,458
(Deficit)		(10,203,663)	(11,379,365)
Cumulative translation adjustments		114,931	82,062

Total shareholders' equity		17,139,988	5,989,542

Total liabilities and shareholders' equity		$19,966,535	$11,523,384

Subsequent events (Note 15)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(In Canadian dollars)

		For the year ended December 31
	Note	2003	2002	2001	2000	1999
Amortization		$—	$—	$—	$(61,120)	$(63,606)
General exploration and
project investigation		(107,001)	(23,730)	(86,476)	(164,599)	(225,457)
Management fees		(153,000)	(130,000)	(144,000)	(144,000)	(144,000)
Office and general		(65,630)	(2,484)	(3,229)	(7,118)	(984)
Professional fees		(85,190)	(123,565)	(45,103)	(49,175)	(90,396)
Consulting		(2,283)	(55,678)	—	—	—
Promotions and public
relations		(81,684)	(9,204)	(13,176)	(27,896)	(2,121)
Mine opening		—	(187,068)	—	—	—
Stock exchange and filing
fees		(40,350)	(27,247)	(17,242)	(16,716)	(17,592)
Stock-based compensation	9(b)	(100,350)	(111,458)	—	—	—
Telephone and facsimile		(3,304)	(2,177)	(2,434)	(955)	(2,186)
Transfer agent and share
information		(23,459)	(25,046)	(22,394)	(18,115)	(21,886)
Travel		—	—	(35,656)	(6,510)	—
Wages and benefit		(115,565)	(207,306)	(241,619)	(231,721)	(172,007)
Total expenses		(777,816)	(904,963)	(611,329)	(727,925)	(740,235)
Management fees		84,060	94,221	92,930	89,124	53,819
Interest income		258,917	267,268	204,178	48,227	22,839
Listing on
Stockholmsbörsen		(399,209)	—	—	—	—
Interest and bank charges		(266,029)	(261,661)	(143,321)	(144,359)	(139,114)
Foreign exchange
(losses) gains		(326,134)	(380,001)	81,471	118,314	202,048
Gain on settlement of debt		—	—	—	—	21,295
Other income (expenses)		(648,395)	(280,173)	235,258	111,306	160,887
Loss before the
undernoted		(1,426,211)	(1,185,136)	(376,071)	(616,619)	(579,348)
Gain (loss) on disposition
of mineral property
interests		—	271,530	(110,851)	—	—
Realization of deferred
income	5	406,624	—	—	—	—
Forgiveness of interest on
notes receivable from
related parties	5	(125,575)	—	—	—	—
Loss on settlement of
amount receivable on sale
of mineral property	6	(421,659)	—	—	—	—
Write-off of mineral
property interests and
related assets		—	(1)	(817,241)	(5,119,865)	—
Termination fee, net	10	381,830	—	—	—	—
Equity in income (loss) of
significantly influenced
investee	4	2,906,800	385,933	1,700,151	(518,562)	(528,748)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT — (Continued)
(In Canadian dollars)

		For the year ended December 31
	Note	2003	2002	2001	2000	1999
Income (loss) before
income taxes		1,721,809	(527,674)	395,988	(6,255,046)	(1,108,096)
Future income tax
recovery (expense)	11	(546,107)	(72,590)	(318,233)	1,328,787	(180,911)
Net income (loss) for the
year		1,175,702	(600,264)	77,755	(4,926,259)	(1,289,007)
(Deficit) retained earning,
beginning of the year		(11,379,365)	(10,779,101)	(4,875,895)	50,364	1,339,371
Effect of accounting change	3	—	—	(5,980,961)	—	—
(Deficit) retained earning,
end of the year		$(10,203,663)	$(11,379,365)	$(10,779,101)	$(4,875,895)	$50,364
Income (loss) per share:
Basic		$0.15	$(0.10)	$0.01	$0.88	$0.27
Diluted		$0.15	$(0.10)	$0.01	$0.88	$0.27
Weighted average number
of shares outstanding:
Basic		7,718,880	6,270,657	6,104,957	5,625,183	4,835,279
Diluted		8,033,507	6,270,657	6,104,957	5,625,183	4,835,279

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Canadian dollars)

	For the year ended December 31
	2003	2002	2001	2000	1999
Cash flow from (for) operating
activities
Net income (loss) for the year	$1,175,702	$(600,264)	$77,755	$(4,926,259)	$(1,289,007)
Add (deduct) non-cash items
Amortization	—	—	—	61,120	63,606
Accrued interest on notes receivable	(19,615)	(67,214)	(233,512)	(24,497)	(10,472)
Forgiveness of interest on notes
receivable from related parties	125,575	—	—	—	—
Stock-based compensation expense	100,350	111,458	—	—	—
Write down of mineral property
interests and related assets	—	1	817,241	5,119,865	—
(Gain) loss on disposition of mineral
property interests	—	(271,530)	110,851	—	—
Gain on settlement of debt	—	—	—	—	(21,295)
Realization of deferred income	(406,624)	—	—	—	—
Loss on settlement of amount
receivable on sale of mineral
property	421,659	—	—	—	—
Equity in income of significantly
influenced investee	(2,906,800)	(385,933)	(1,700,151)	518,562	528,748
Future income tax (recovery) expense	546,107	72,590	318,233	(1,328,787)	180,911
Unrealized foreign currency
translation losses	163,022	265,047	—	—	—
Net changes in non-cash working
capital items
Accounts receivable and prepaid
expenses	(79,150)	(29,960)	(11,620)	(21,033)	(6,839)
Accounts payable and other accrued
liabilities	155,252	7,062	73,441	190,794	60,038
Total cash flow from (for) operating
activities	(724,522)	(898,743)	(547,762)	(410,235)	(494,310)
Cash flow from (for) financing activities
Common shares issued, net	9,841,525	2,860,000	780,000	1,009,625	—
Common shares subscription	—	—	—	—	340,000
Due to related parties	(665,278)	1,163,374	651,159	20,216	124,626
Loans payable	(2,343,722)	(174,147)	(1,708)	(82,157)	429,746
Total cash flow from (for) financing
activities	6,832,525	3,849,227	1,429,451	947,684	894,372
Cash flow from (for) investing activities
Due from related parties	—	—	—	—	27,947
Mining properties and related
expenditures	(938,346)	(376,672)	(862,183)	(467,498)	(206,015)
Purchase of property, plant and
equipment	—	—	—	(49,256)	—
Loan receivable from NAN	680,121	(1,077,602)	(527,835)	—	—
Notes receivable from related parties	429,422	—	—	—	—
Amount receivable on sale of mineral
property	1,237,450	—	284,091	—	—
Total cash flow from (for) investing
activities	1,408,647	(1,454,274)	(1,105,927)	(516,754)	(178,068)
Increase (decrease) in cash	7,516,650	1,496,210	(224,238)	20,695	221,994
Cash at the beginning of the year	1,580,880	84,670	308,908	288,213	66,219
Cash at the end of the year	$9,097,530	$1,580,880	$84,670	$308,908	$288,213

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(In Canadian dollars)

	For the year ended December 31
	2003	2002	2001	2000	1999
Supplementary information regarding
non-cash transactions
Investing activities
Sale of investment in NAN	$—	$—	$—	$—	$26,876
Amount receivable on disposition of
mineral property interests	$—	$—	$1,659,728	$—	$—
Deferred income	$—	$—	$—	$—	$406,624
Disposition of mineral property
interests in exchange for settlement
of debt	$—	$275,361	$—	$—	$—
Financing activities
Common shares issued on settlement
of debt	$—	$—	$—	$—	$1,208,866
Repayment of amounts payable to
related parties	$—	$275,361	$—	$—	$(1,073,307)
Loan repayment	$—	$—	$—	$—	$(135,559)
Other supplementary information
Interest paid	$338,974	$330,279	$60,907	$8,412	$—
Income taxes paid	$—	$—	$—	$—	$—

NOTES TO THE FINANCIAL STATEMENTS (Amounts are in Canadian dollars, unless otherwise stated)

1. Description of business

Lundin Mining has interests in several gold, silver and base metals properties located in Sweden and Finland. The majority of these properties are currently held by NAN, a publicly traded company on the O-list at Stockholmsbörsen, in which Lundin Mining has a 38.35 percent interest.

2. Significant accounting policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (''GAAP'') that require management to make assumptions and estimates that affect the reported amounts and other disclosures in these consolidated financial statements. Actual results may differ from those estimates.

The significant accounting policies used in these consolidated financial statements are as follows:

(a) Basis of consolidation

The consolidated financial statements include the accounts of Lundin Mining and its wholly-owned subsidiaries, South Atlantic (Bermuda) I Ltd., South Atlantic (Bermuda) II Ltd., South Atlantic (Bermuda) IV Ltd., South Atlantic (Norrbotten) Ltd., South Atlantic in Norrbotten HB, South Atlantic (Finland) Ltd. and Vazante Mineração Ltda. All significant inter-company balances and transactions have been eliminated upon consolidation.

(b) Foreign currency translation

Monetary items denominated in a foreign currency are translated into Canadian dollars at the exchange rate prevailing on the balance sheet date. Exchange gains and losses arising from translation are included in operations.

Integrated foreign operations are translated into Canadian dollars as follows: monetary assets and liabilities are translated at the exchange rate prevailing on the balance sheet date; non-monetary assets, liabilities, revenues and expenses are translated at exchange rates prevailing on the dates of the transactions. Exchange gains and losses arising from translation are included in operations.

Lundin Mining considers NAN to be a self-sustaining foreign operation. Accordingly, in applying the equity method of accounting to its investment in NAN, the Company translates NAN's financial statements into Canadian dollars as follows: assets and liabilities are translated at the exchange rate prevailing on the balance sheet date, and revenues and expenses are translated at exchange rates approximating those prevailing on the dates of transactions. Exchange gains and losses arising from translation are reflected in the cumulative translation adjustments included in shareholders' equity.

(c) Investment in NAN

Lundin Mining accounts for its investment in NAN using the equity method whereby Lundin Mining's share of its earnings and losses is included in operations and its investment therein adjusted by an equivalent amount. Dividends received are credited to the investment account.

(d) Mining properties and related expenditures

Lundin Mining carries its mining properties at cost less a provision for impairment, where necessary. Lundin Mining also defers exploration and development costs, which are related to specific projects until the commercial feasibility of the projects is determinable. The costs of each property and related expenditures will be amortised over the economic life of the property on a units-of-production basis. Costs are charged to operations when a property is abandoned or when impairment in value that is other than temporary has been determined.

General exploration costs are charged to operations as incurred.

The recovery of amounts capitalised as mineral properties and related expenditures is dependent upon the existence of economically recoverable reserves, the ability of Lundin Mining to obtain the necessary financing to complete their development and upon future profitable operations.

(e) Stock-based compensation

Lundin Mining accounts for stock-based compensation pursuant to the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, that were effective in 2002. This section established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments in exchange for goods and services. The section requires that all stock-based awards made to non-employees be measured and recognised using a fair-value based method. There were no awards made to non-employees during the years ended December 31, 2001, 2000 and 1999. The section encourages a fair-value based method for all awards granted to directors, officers and employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.

For options granted to directors, officers and employees, Lundin Mining has adopted the disclosure-only provisions of the section, whereby the pro-forma net income (loss) and pro-forma income (loss) per share are disclosed in note 9(b) to the financial statements, as if the fair value based method of accounting had been used.

(f) Income taxes

Lundin Mining accounts for income taxes using the asset and liability method. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (''temporary differences''), and losses carried forward. Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognised is limited to the amount of the benefit that is more likely than not to be realised.

(g) Income (loss) per share

The income (loss) per share is calculated using the weighted average number of common shares outstanding during the year. In calculating diluted income (loss) per share, the treasury stock method is used for the purpose of determining the common share equivalents with respect to outstanding stock options and warrants to be included in the weighted average number of common shares outstanding, if dilutive. The calculation of the diluted income per share for the year ended December 31, 2003 included the dilutive effect of 380,000 stock options outstanding (Note 9(b)) and all of the warrants outstanding (Note 9(c)).

3. Accounting Change

During the year ended December 31, 2001, Lundin Mining adopted the requirements of an accounting guideline issued by the Canadian Institute of Chartered Accountants with respect to enterprises in the development stage (''AcG-11''). The guideline addresses three distinct issues including: (i) capitalization of costs/expenditures; (ii) impairment; and (iii) disclosure. In adopting this guideline as it relates to the application of the equity method of accounting for Lundin Mining's investment in NAN, Lundin Mining has concluded that certain of NAN's exploration costs, which had been deferred by Lundin Mining, were impaired. These costs have therefore been written off, which results in a reduction in the carrying value of Lundin Mining's investment in NAN. As required by AcG-ll, this reduction has been accounted for as a change in accounting policy on a retroactive basis, which resulted in a reduction of $5,980,961 in the balance of retained earnings at January 1, 2001, with no restatement of prior periods.

4. Investment in NAN

Changes in the carrying value of Lundin Mining's investment in NAN are as follows:
	January 1 – December 31
	2003	2002
Carrying value, beginning of year	$ 5,546,175	$ 4,286,144
Share of:
Net earnings	2,906,800	385,933
Foreign currency translation adjustments	39,839	874,098

Carrying value, end of year	$ 8,492,814	$ 5,546,175

At December 31, 2003 and 2002, Lundin Mining had a 38.35 percent interest (11,980,000 shares) in NAN. The quoted market value of Lundin Mining's investment in NAN at December 31, 2003 was $40,235,070 (SEK 224,026,000) ((2002 – $22,638,000 (SEK 124,592,000)) (see Note 8).

5. Notes receivable from related parties

Effective April 1, 1999, Lundin Mining sold 155,000 shares of NAN to the President of Lundin Mining and 45,000 shares to an officer of NAN at a price of SEK 12.50 per share. The purchase price was paid through the issuance of two promissory notes with interest at 6.17 percent per annum and were repayable on December 31, 2003, together with accrued interest. Lundin Mining recorded the gain on the sale of the shares as deferred income.

During the year ended December 31, 2003, the principal amount of the two promissory notes was repaid and accrued interest totalling $125,575 was forgiven. Accordingly, the gain on the sale of the shares in the amount of $406,624 previously recorded as deferred income and the forgiveness of the accrued interest totalling $125,575 have been recorded as a gain and loss, respectively, in operations in 2003.

6. Amount receivable on sale of mineral property

	December 31,		December 31,
	2002		2003
	CAD$	US$	CAD$

Balance receivable of US$1,275,000 discounted at
12 percent and maturing in 2005	$ –	$1,138,292	$1,798,046

Less current portion			393,373

Long-term portion	$ –		$1,404,673

During 2003, Lundin Mining received $1,237,450 in repayment of the amount receivable. The remaining balance of $421,659, after adjustment of the amount receivable for changes in foreign exchange rates, was recorded as a loss in operations in 2003.

7. Mining properties and related expenditures

	Norrbotten
	Sweden	Other	Total
Balance, December 31, 2001	$—	$1	$1
Administrative fees	13,439	—	13,439
Camp and field supplies	10,427	—	10,427
Geophysical	50,364	—	50,364
Geological and consulting fees	51,637	—	51,637
Office and general	433	—	433
Permits, licenses and fees	240,846	—	240,846
Rent	3,064	—	3,064
Sample analysis	5,498	—	5,498
Vehicle rental and maintenance	964	—	964
Incurred during the year	376,672	—	376,672
Write-down	—	(1)	(1)
Balance, December 31, 2002	376,672	—	376,672
Administrative fees	62,553	—	62,553
Camp and field supplies	15,666	—	15,666
Drilling	173,461	—	173,461
Geophysical	—	—	—
Geological and consulting fees	545,013	—	545,013
Office and general	5,534	—	5,534
Permits, licenses and fees	10,994	—	10,994
Rent	28,380	—	28,380
Sample analysis	11,648	—	11,648
Vehicle rental and maintenance	85,097	—	85,097
Incurred during the year	938,346	—	938,346
Balance, December 31, 2003	$1,315,018	$—	$1,315,018

(a)    In September 2002, Lundin Mining applied for mining exploration permits covering approximately 80,000 hectares of prospective ground in the Kiruna mining district of Norrbotten County, northern Sweden.

(b)    During 2002, Lundin Mining repaid debts of $268,294 (US$ 169,023) owed to NAN for services and expenses incurred by NAN on behalf of Lundin Mining in exchange for Lundin Mining relinquishing all of its rights relating to a 1.5 percent NSR royalty on the Malånäset project in Sweden.

8. Loans payable
	December 31,		December 31,
	2003		2002
	CAD$	SEK	CAD$

Hagströmer & Qviberg Fondkommission AB
(''H&Q'')
Principal	$ –	6,765,566	$1,229,304
Accrued interest	–	524,259	95,258
Kaupthing Bank (formerly JP Nordiska and
Matteus Fondkommission AB) (''Kaupthing'')
Principal	–	4,611,838	837,971
Accrued interest	–	997,190	181,189

	$ –	12,898,853	$2,343,722

Under a credit facility agreement, H&Q, a Swedish brokerage firm, has agreed to lend Swedish denominated funds to Lundin Mining limited to 10 percent of the market value of the NAN shares pledged. The loan was with interest at various rates ranging from 6.75 percent to 7.50 percent dependent on the amount of the loan and was secured by 8,980,000 shares of NAN owned by Lundin Mining.

In April 2003, the outstanding loan account with H&Q was transferred to E. Öhman J:or Fondkommission AB (''Öhman'') and was subsequently repaid.

Lundin Mining had also arranged an additional credit facility of SEK 5.5 million with Kaupthing, which was limited to 25 percent of the market value of the NAN shares pledged. This credit facility was secured by 3 million shares of NAN owned by Lundin Mining. The loan was with interest at 7.45 percent. During the year ended December 31, 2003, the loan with Kaupthing was repaid.

9. Share capital

(a)   The authorised and issued share capital is as follows:

Authorised – unlimited number of common shares with no par value and one special share with no par value.
Common shares issued and outstanding	Number of shares	Amount
Balance, December 31, 2001	6,229,957	$14,315,387
Private placement, net of issue costs of $100,000	1,480,000	2,860,000

Balance, December 31, 2002	7,709,957	17,175,387
Private placement, net of issue costs of $300,000	2,000,000	9,700,000
Stock options exercised	54,000	113,400
Warrants exercised	12,500	28,125

Balance, December 31, 2003	9,776,457	$27,016,912

(b)   Lundin Mining has a stock option plan (the ''Plan'') in which 750,000 common shares were made available for Lundin Mining to grant incentive stock options to certain directors, officers, employees and consultants of Lundin Mining. The number of common shares reserved under the Plan was based on 10 percent of the issued and outstanding share capital of Lundin Mining. In accordance with the policies of the TSX Venture Exchange, the option exercise price, when granted, reflects current trading values of Lundin Mining's shares and all of the options are subject to a four-month ''hold'' period from the date of grant. The term of any option granted under the Plan will be fixed by the Board of Directors and may not exceed 10 years from the date of grant. No optionee shall be entitled to a grant of more than 5 percent of Lundin Mining's outstanding issued shares. At December 31, 2003, there were 111,000 options available for future grant under the Plan.

The continuity of incentive stock options issued and outstanding during 2003 and 2002 is as follows:
	January 1 — December 31, 2003		January 1 — December 31, 2002
		Weighted		Weighted
	Number of	average	Number of	average
	shares	exercise price	shares	exercise price
Outstanding at beginning
of year	450,667	$2.14	397,916	$2.94
Granted	205,000	$5.00	434,000	$2.10
Exercised	(54,000)	$2.10	—	—
Cancelled/expired	(16,667)	$2.40	(381,249)	$2.93
Outstanding at end of year	585,000	$3.14	450,667	$2.14

As at December 31, 2003, there were 380,000 options outstanding, with an exercise price of $2.10 each, that expire on May 15, 2004 and 205,000 options outstanding, with an exercise price of $5.00 each, that expire on December 4, 2005.

If the fair value method had been used, effective January 1, 2002, to account for options granted to directors, officers and employees, Lundin Mining's net income (loss) and income (loss) per share would have been adjusted to the pro forma amounts indicated below.
	Year ended	Year ended
	December 31,	December 31,
	2003	2002
Net income (loss) — as reported	$1,175,702	$(600,264)
Additional stock-based compensation expense	$(346,345)	$(295,037)
Net income (loss) — pro forma	$829,357	$(895,301)
Basic income (loss) per share — as reported	$0.15	$(0.10)
Diluted income (loss) per share — as reported	$0.15	$(0.10)
Basic income (loss) per share — pro forma	$0.11	$(0.14)
Diluted income (loss) per share — pro forma	$0.10	$(0.14)

The fair value of options granted has been estimated using an option-pricing model with the following weighted average assumptions:
	2003	2002
(i) Average risk-free interest rate:	2.6 percent	4.8 percent
(ii) Expected life:	2 years	2 years
(iii) Expected volatility:	75 percent	78 percent
(iv) Expected dividends:	Nil	Nil

The 45,000 options granted to non-employees during the year ended December 31, 2003 (2002 — 119,000 options) were valued using the fair value method with the same option-pricing model assumptions. Stock-based compensation of $100,350 (2002 — $111,458) has been reflected in the financials statements as a charge to operations and a credit to contributed surplus.

(c) As at December 31, 2003, Lundin Mining has the following share purchase warrants outstanding:
	Exercise
Number of warrants	price	Expiry date
385,000	$2.25	December 16, 2004
342,500	$2.25	December 19, 2004
727,500

10. Other income

During the year ended December 31, 2003, Lundin Mining received a termination fee in respect of Lundin Mining's pursuit of an interest in the Arctic Platinum project. The net amount of the termination fee, after deducting fees, due diligence costs and other expenses, was $381,830.

11. Income taxes

The reconciliation of income taxes computed at the Canadian statutory tax rates to Lundin Mining effective income tax rate for the years ended December 31, 2003, 2002, 2001 and 2000 is as follows:
			January 1 — December 31
	2003	2002	2001	2000
Combined basic federal and provincial
rates, %	37.6	39.6	44.0	45.0
Income tax (recovery) expense based on
statutory income tax rates	$647,400	$(208,959)	$174,235	$(2,814,771)
Increase (decrease) in income taxes
resulting from:
Tax benefits not recognised on current
year losses	445,557	361,789	573,831	2,702,270
Non-taxable income	(546,478)	(76,415)	(374,033)	–
Effect of reduction in tax rates on
future income tax liabilities	–	–	(45,734)	(1,245,196)
Other	(372)	(3,825)	(10,066)	28,910
Income tax expense (recovery)	$546,107	$72,590	$318,233	$(1,328,787)

No provision for recovery of income taxes was made during the year ended December 31, 1999 because of the uncertainty of realizing the future tax benefits associated with the loss for tax purposes, and other deductions charged against operations which were deferred for tax purposes.

Temporary differences and carry-forwards which give rise to future income tax assets and liabilities as at December 31, 2003 and 2002 are as follows:
	2003	2002
Future income tax assets:
Mining properties and related expenditures	$611,003	$594,426
Canadian tax loss carry forwards	1,573,703	1,459,990
	2,184,706	2,054,416
Valuation allowance	(2,184,706)	(2,054,416)
Net future income tax assets	Nil	Nil
Future income tax liabilities:
Investment in NAN	$1,023,990	$470,913
Future income tax liabilities, net	$1,023,990	$470,913

At December 31, 2003, Lundin Mining had accumulated non-capital losses for Canadian income tax purposes of approximately $4,185,000, which expire as follows:
December 31
2004	$534,000
2005	$1,086,000
2006	$384,000
2007	$399,000
2008	$490,000
2009	$593,000
2010	$699,000

Lundin Mining also has, through its subsidiaries, other tax loss and other deductions carried forward, the amounts of which currently are unlikely to be utilised.

12. Other related party transactions

(a) Due from NAN:

In October 2001, Lundin Mining agreed to provide a credit facility to NAN. The credit facility was to mature on December 30, 2003 but has been extended to May 31, 2004. The loan bears an interest rate at 8 percent per annum and is secured by a subordinated floating charge over the mining business of NAN. Concurrent with the amendment to the terms of this credit facility, the former Chairman of Lundin Mining agreed to amend the credit facility provided by him to Lundin Mining on similar terms (Note 12(b)(i)).

At December 31, 2003, the balance due from NAN under this credit facility, including accrued interest, was $925,316 (SEK 5,152,092) ((2002 –$1,605,437 (SEK 8,835,644)).

Interest income from the loan to NAN was $172,951 (SEK 964,592) in 2003 ((2002 – $106,412 (SEK 585,644); (2001 – $7,835 (SEK 52,164)).

(b) Due to related parties consists of:
	December 31,	December 31,
	2003	2002
Current liabilities:
Amounts payable to companies owned by a director of
Lundin Mining	$34,931	$12,034
Amounts payable to NAN	66,458	74,512
Loan payable to the former Chairman of Lundin Mining*	925,316	1,605,437

	$1,026,705	$1,691,983

Long-term liability:
Loan payable to the former Chairman of Lundin Mining*	$–	$–

* In October 2001, the former Chairman of Lundin Mining agreed to provide a credit facility to Lundin Mining. The credit facility was to mature on December 30, 2003 but has been extended to May 31, 2004. The loan bears an interest rate of 8 percent per annum and is secured by a guarantee of Lundin Mining and a pledge of the shares of its subsidiary, South Atlantic (Bermuda) I Ltd.

At December 31, 2003, the balance due under this credit facility, including accrued interest, was $925,316 (SEK 5,152,092) ((2002 – $1,605,437 (SEK 8,835,644)).

Interest expense on the loan was $172,951 (SEK 964,592) in 2003 ((2002 – $106,412 (SEK 585,644); (2001 –$7,835 (SEK 52,164)).

(c) Other charges from related parties consist of:
		January 1–December 31
	2003	2002	2001	2000	1999
Charges from a company related
through directors and/or
management in common for:
Management and administrative
services	$153,000	$130,000	$144,000	$144,000	$144,000
Office relocation costs	$22,000	$–	$–	$–	$–
Fee in connection with termination
fee received (Note 10)	$100,000	$–	$–	$–	$–

(d) Lundin Mining provides management services to NAN for a fee of USD 5,000 per month.

13. Segmented information

Lundin Mining is currently engaged in one operating segment, the acquisition, exploration and development of mineral properties, primarily in Canada and Sweden. Geographic segmented information is as follows:
	January 1 — December 31
	2003	2002	2001	2000	1999
Revenues(*)
Sweden	$3,118,075	$595,518	$1,824,033	$135,295	$74,384
Canada	131,702	151,904	173,226	2,056	2,274
	3,249,777	$747,422	$1,997,259	$137,351	$76,658
Mining properties at the end of the
year:
Sweden	$1,315,018	$376,672

* Consists of interest income and management fee income, and the equity in the income (loss) of the significantly influenced investee.

14. Financial instruments

(a)    Financial risk

There is financial risk that the value of Lundin Mining's financial instruments will fluctuate as a result of changes in interest rates and foreign exchange rates, and the degree of volatility of those rates. Lundin Mining does not use derivative instruments to reduce its exposure to interest and foreign currency risk.

(b)    Fair values

The fair value at December 31, 2003 of cash, accounts receivable, the loan receivable from NAN, accounts payable, and the amounts due to related parties is estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments. The fair value of the investment in NAN is disclosed in Note 4.

15. Subsequent events

(a)    By agreement dated March 31, 2004, Lundin Mining agreed to acquire a copper-gold exploration property located in the Kiruna mining district in Northern Sweden from Anglo-American Exploration BV (''Anglo'') and Rio Tinto Mining and Exploration Limited (''Rio''), collectively (''Anglo-Rio''). Lundin Mining can earn a 100 percent interest in the property by expending a minimum of US$ 1 million in the first year and a total of US$ 6 million over a period of three years, and by issuing 187,214 shares in Lundin Mining to Anglo-Rio with a fair value of US$ 500,000. Lundin Mining has granted a four-year buy-back right to Anglo-Rio for the purchase of 60 percent of any proven copper-gold deposit that meets a threshold equivalent to 3 million tonnes of contained copper. The buy-back right will be at a price equal to three times the expenditures incurred by Lundin Mining. Any deposit developed that doesn't meet this threshold will carry a 2.25 percent net smelter return royalty to be paid to Anglo-Rio by Lundin Mining. This transaction is subject to regulatory approval.

(b)    On April 27, 2004, Lundin Mining agreed to acquire a 100 percent interest in North Mining Svenska AB (''NMS'') and a 100 percent indirect interest in Zinkgruvan Mining AB (''ZM'') from Rio Tinto Plc (''Rio Tinto''). This 100 percent interest comprises all of the outstanding shares of NMS and a loan payable by NMS to Rio Tinto. ZM owns the Zinkgruvan mine located in Southern Sweden. The purchase price for NMS and ZM will be US$ 100 million in cash plus payments of SEK 39,699,129 for working capital and a US$ 1 million non-refundable deposit. In addition, Lundin Mining will pay Rio Tinto a maximum of US$ 5 million in price participation payments based on the performance of zinc, lead and silver prices for a period up to two years. Lundin Mining will finance this acquisition through a public equity offering in Canada and Sweden. The acquisition is subject to regulatory approval and completion of the financing.

PART B: Unaudited Interim Results for the twelve months ended 31 December 2004

No audited accounts have been made up for the financial period ended 31 December 2004. The following is the text of the unaudited interim results announcement of Lundin Mining for the twelve months to 31 December 2004, announced on 2 February 2005. This document contains certain statements that are or may be forward-looking. These statements typically contain words such as ''intends'', ''expects'', ''estimates'' and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements.

Lundin Mining Corporation
Twelve Months Corporate update
January 1, 2004 — December 31, 2004

  On December 8, 2004, Lundin Mining agreed to sell all of its silver production from the Zinkgruvan mine in Sweden to Silver Wheaton Corporation for an upfront payment of USD50 million plus 30 million shares and warrants in Silver Wheaton Corporation.

  On December 30, 2004 Lundin Mining acquired all of Boliden's 11,537,000 shares in North Atlantic Natural Resources AB (NAN), corresponding to 36.9 percent of the shares and votes. Following the acquisition, Lundin Mining holds 74.0 percent of the shares and votes of NAN.

  Zinkgruvan mined 217,000 tonnes during the fourth quarter 2004, which is a normal level going forward.

  Cash at December 31, 2004 was Canadian dollars (''CAD'') 105.0 million plus the Silver Wheaton Corp. shares and warrants valued at December 31, 2004, at CAD27.6 million.

  Income before currency translation losses related to financing activities was CAD5.2 million (CAD–0.7 million) for the three months ended December 31, 2004.

October — December 2004 (2003)
  Sales were CAD27.4 million (nil)

  Income before income taxes was CAD2.5 million (CAD–1.0 million)

  Net income was CAD2.6 million corresponding to CAD0.08 per share (CAD–0.9 million corresponding to CAD–0.11 per share)

  Cash flow from operating activities was CAD10.6 million (CAD–1.2 million)

January — December 2004 (2003)
  Sales were CAD51.9 million (nil)

  Income before income taxes was CAD7.7 million (CAD0.8 million)

  Net income was CAD6.2 million corresponding to CAD0.28 per share (CAD0.3 million corresponding to CAD0.03 per share)

  Cash flow from operating activities was CAD15.8 million (CAD–1.6 million)

  The Company has no long term debt as at December 31, 2004.

Selected Financial Information (Unaudited)

					Proforma
	3 months		12 months		12 months
	1 Oct-31 Dec	1 Oct-31 Dec	1 Jan-31 Dec	1 Jan-31 Dec	1 Jan-31 Dec
	2004*	2003	2004*	2003	2004**
	(thousands of CAD)
Sales	27,434	—	51,927	—	134,708
Cost of Sales, excluding
depreciation and
amortization	(12,979)		(25,582)	—	(74,772)
Depreciation of fixed assets	(2,526)	—	(5,546)	—	(15,083)
Amortization of mining rights	(3,177)	—	(6,164)	—	(17,230)
Gross margin	8,752	—	14,635	—	27,623
General exploration and
project investigation	(701)	(395)	(3,592)	(1,029)	(6,075)
Net income/loss for the period	2,552	(878)	6,198	254	7,479
Operating Cash Flow	10,620	(1,185)	15,847	(1,646)	46,646
Capital expenditures	(3,280)	—	(6,433)	(16)	(12,616)

* The acquisition of Zinkgruvan mine was completed on June 2, 2004 and the Company's income statement includes Zinkgruvan operations from this date.

** Pro-forma information including the Zinkgruvan mine and the Storliden mine, assumes that the mines were acquired on January 1, 2004.

Key Financial Data
	1 Jan-31 Dec	1 Jan-31 Dec
	2004	2003
Shareholders' equity/share, CAD[1]	6.03	1.64
Basic earnings/share, CAD	0.28	0.03
Diluted earnings/share, CAD	0.28	0.03
Dividends	Nil	Nil
Basic weighted average number of shares outstanding	22,160,451	7,718,880
Diluted weighted average number of shares outstanding	22,432,326	8,033,507
Number of shares outstanding at period end	33,419,271	9,776,457

1. Shareholders' equity/share is defined as shareholders' equity divided by total number of shares outstanding at period end.

MANAGEMENT'S COMMENTS

Recent Events

On December 30, 2004 Lundin Mining Corporation (''Lundin Mining'' or the ''Company'') announced that it had acquired all of Boliden's 11,537,000 shares in North Atlantic Natural Resources AB (NAN), corresponding to 36.9 percent of the shares and votes. Total consideration for all of Boliden's NAN shares amounted to 2,176,800 newly issued Lundin Mining shares, corresponding to 6.5 percent of the shares and votes in Lundin Mining on an undiluted basis. Applying the market price paid on the Toronto Stock Exchange for Lundin Mining's shares at the time of acquisition, of CAD10.40 (Swedish krona (''SEK'') 56.32), the total consideration for all of Boliden's NAN shares corresponds to CAD22,638,720. Following the acquisition, Lundin Mining holds 23,117,000 shares in NAN, corresponding to 74.0 percent of the shares and votes of the company.

On December 8, 2004 Lundin Mining announced that it had closed the agreement with Chap Mercantile Inc. (re-named ''Silver Wheaton'') whereby Lundin Mining has agreed to sell all of its silver production from the Zinkgruvan mine in Sweden to Silver Wheaton in consideration for an upfront cash payment of US$50 million (CAD61 million) and 30 million Silver Wheaton shares and 30 million whole share purchase warrants with an aggregate fair value of CAD27.6 million, plus a per ounce payment at a price equal to the lesser of (a) US$3.90 (subject to a consumer price adjustment after three years) and (b) the then prevailing market price per ounce of silver. Each warrant is exercisable at CAD0.80 into one Silver Wheaton common share and expires on August 5, 2009.

In mid-December 2004 Lundin Mining re-commenced the drilling on the Discovery Zone at Rakkurijarvi located within its Norrbotten Copper-Gold Project area in northern Sweden. The Discovery Zone drill program is designed to continue defining the extent of copper/gold mineralization as previously reported April 5 and June 1, 2004. Mineralization is characterized by massive, sometimes brecciated, magnetite, with stockworks and veins of chalcopyrite and pyrite. The objective of the program is to define a commercially viable deposit of copper and gold amenable to open-pit bulk-mining methods.

On December 3, 2004 the Swedish Depository Receipts (SDRs) of Lundin Mining were listed on the Stockholmsbörsen O-list.

Subsequent events

On January 21, 2005 Lundin Mining made an offer to the remaining shareholders of NAN to acquire their NAN shares for either cash SEK10.75 or 1 Lundin Mining share for 5.3 NAN shares. The prospectus is expected to be distributed to the shareholders of NAN on February 14, 2005 and the offer is expected to close on March 4, 2005.

In January 2005 the Company entered into a hedge program covering hedging USD18 million at the level USD1: SEK6.95.

SUMMARY OF OPERATIONS
	Q4		12 months
	2004		2004
LUNDIN MINING METAL PRODUCTION*	Proforma	2003	Proforma	2003
Zinc (tonnes)*	27,474	2,816	92,270	12,176
Copper (tonnes)*	2,396	1,100	8,254	4,769
Lead (tonnes)	11,175	—	31,448	—
Silver (oz)	865,676	—	2,038,291	—

* Zinkgruvan and Storliden mine included with 100% for 2004. Storliden mine included with 38.35% for 2003.

Zinkgruvan Mine
	Q4		12 months
(100 PERCENT OF PRODUCTION)	2004	2003	2004	2003
Ore milled (tonnes)	222,567	226,661	732,812	773,688
Grades
Zinc (%)	9.0	9.6	9.1	9.2
Lead (%)	5.8	5.0	4.9	4.8
Silver (g/t)	107.0	103.7	99.0	103.0
Recoveries
Zinc (%)	92.4	91.6	92.1	91.0
Lead (%)	87.8	89.0	87.6	87.9
Silver (%)	74.0	74.8	75.4	72.6
Production
Zinc (tonnes)	18,683	19,082	61,547	64,495
Lead (tonnes)	11,175	10,096	31,448	31,760
Silver (oz)	865,676	570,735	2,038,291	1,840,887
Total Cash Cost USc/pound zinc*	20.9	18.3	23.3	27.2

* Total cash cost is the sum of direct costs, indirect cash costs, interest charges and by-product credits.

Production

The acquisition of the Zinkgruvan mine, located in South Central Sweden, was completed on June 2, 2004 and the Company's income statement reflects Zinkgruvan mine operations from this date.

The Company acquired a 100% interest in the Zinkgruvan mine from Rio Tinto Plc (''Rio Tinto''). The purchase price was US$100 million in cash plus payments of SEK39,699,129 for working capital and a US$1 million nonrefundable deposit. The acquisition was financed through a public equity offering in Canada and Sweden. The Company issued 20 million common shares at a price of CAD8 per common share for net proceeds of approximately CAD152 million.

In addition to zinc, lead and silver reserves and resources, there is a copper resource of approximately 3.5 million tonnes (2.67 million tones Indicated Resource and 0.85 million tones Inferred Resource) at 3.1% copper adjacent to the existing main zinc ore body from the 650 meter level to the 950 meter level.

The reason for the production problems in the mine during 2nd and 3rd quarter 2004 was blockage of ore and waste passes. Those problems have been dealt with; a new ore pass will be constructed during 2005 and a new transportation route was developed and is utilized at the moment.

The Company is conducting a review of the mining operation with the objective to increase revenues from the mine. This includes both the possibilities to increase production of ore and/or increase mining of metals by reducing dilution and ore losses. The review also includes optimization of the life of mine plan and the timing and possibility in developing the copper mineralization. The initial result of the review will be presented to the Board of Directors of Lundin Mining during the first quarter of 2005.

In July 2004 the Company's exploration permits in Zinkgruvan area were increased by 7,400 hectares and now comprise a total area of 8,500 hectares (''ha''). Furthermore, the Company has identified a number of highly prospective exploration zones which will be pursued during early 2005.

Zinkgruvan Mining's external environmental consultants presented in November 2004 a report on the closure costs based on the present EU regulations. This report indicates a final closure cost at about SEK15 million. This report has now been presented to the authorities. The final decision on this matter is expected during 2005 and the reasonable result would be a substantially lower demand for surety to be provided by Zinkgruvan Mining than the provisional level of SEK65 million.

Exploration Zinkgruvan 2004

In mine

During the year two exploration drifts, with a total length of 706 m, have been driven in the Cecilia and Burkland areas. The drifts will make it possible to diamond drill and upgrade, enlarge known resources. The main objective of the diamond drilling for the year has been in fill drilling of ore limits in stopes. The in fill drilling has followed the development of stopes in the Burkland area and in Nygruvan below 950 m.

Near mine (Brown field)

The upward continuation of Borta Bakom mineralisation was investigated by five diamond drill holes in early 2004. The holes where drilled from surface and four holes intersected mineralisation at depths between 324 m and 577 m. The results have increased the knowledge about the hangingwall geology of the area and has been used to refine the structural model. The two deepest intersections have been included in the inferred Borta Bakom resource i.e ddh 2150 and 2154 see table below. They have somewhat extended the mineralised zone.

Ddh	2150	2154
East (mine grid)	1,585.48	1,587
North (mine grid)	6,519.66	6,520.81
Z (mine grid)	(48.88)	(48.58)
Dip	66.03°	57.0°
Dir	112.20°	96.0°
Total length	659.6	656.5
Intercept depth	577	536

In ddh 2150 the mineralised intercept is from 583.01 m to 584.85 m with a true width of 1.82 m @ 14.95% Zn, 4,65% Pb, 64 g/t Ag. In ddh 2154 the mineralised intercept is from 589.42 m to 592.12 m with a true width of 2.59 m @ 11.56% Zn, 2.22% Pb, 63 g/t Ag.

A structural model based on surface geology, geophysical data and underground structural data was tested with one deep drill hole, ddh 2155, in the Dalby area 2.2 km north west of the Knalla Mine shaft.

The model predicted Zinkgruvan Formation rocks under a regional fault zone and a cap of younger granites. Predicted depth for the ore zone equivalent was modeled to about 1,200 m hole depth. The model was confirmed and a tectonised, partly mineralised zone interpreted to represent Zinkgruvan Ore zone equivalent was intersected at 1,330 m hole depth.

Ddh	2155
East (mine grid)	535.91
North (mine grid)	6,540.82
Z (mine grid)	(58.37)
Dip	77.04°
Dir	3.96°
Total length	1,452

In ddh 2155 the mineralised intercept is from 1,317.55 m to 1,317.91 m with a true width of 0.33 m @ 2.98%, 2.16% Pb and 45 g/t Ag. The hole has gained new structural and stratigraphical data that will be incorporated in the geological model of the area. The hole is currently being twinned by wedging and additional drilling is being planned in the area.

Green field

Five new exploration licenses was granted south — south west of Zinkgruvan and one extension of a license was granted north west of Zinkgruvan. The licenses covers a total area of 8250 ha.

Two areas within the Lofallet exploration license have been surveyed by ground magnetics and IP during late 2004. Interpretation of the ground survey indicate anomalies some of which are interpreted as pyrrhotite horisons known to exist in the area, whereas others have unknown origin. Diamond drilling to test some of these targets is currently being planned.

Chief Geologist, ZMAB, Lars Malmström is a qualified person, member of The Australasian Institute of Mining and Metallurgy, Australia.

Outlook

The production for 2005 is planned to increase above 800,000 tonnes of ore. The zinc metal production is expected to be around 65,000 metric tonnes (''mt''), the lead metal production 32,000 mt and the silver production 2,100,000 Oz.

Lundin Mining Exploration

The Norrbotten Copper — Gold Project

Lundin Mining holds 98,791 ha, called the Norrbotten gold/copper project, of highly prospective ground in the Norrbotten mining district of Norrbotten County, northern Sweden. The project is located along the ''Kiruna Break'', an East-West trending fault system — an important structural feature in the area offset by numerous copper/gold and iron ore deposits.

By an agreement formally executed on March 31, 2004, the Company acquired an option on certain gold-copper properties located in the Kiruna mining district of northern Sweden from Anglo American Exploration BV (''Anglo'') and Rio Tinto Mining and Exploration Limited (''Rio''). The properties cover approximately 22,000 hectares and include the copper-gold mineralization found by Anglo-Rio in the Discovery Zone at Rakkurijarvi.

During the first half of the year the Company focused exploration drilling on the Rakkurijarvi Discovery Zone. A total of 26 drill holes were completed totaling 3,920 meters which expanded the known Rakkurijarvi copper/gold zone. Mineralized intercepts include 40.5 meters grading 1.4% copper and 0.3 gram gold per ton (''g/t'') and 19.8 meters grading 1.6% copper and 0.4 g/t gold. A second drill program to further delineate the deposit was commenced in the fourth quarter.

In addition to the Rakkurijarvi deposit, the Company has several other targets in the district which are being examined by an ongoing mapping and surveying program designed to define targets for drilling.

On November 4, 2004, the Company announced a drilling program has been completed on the Ailatis copper-gold target, located within the area of the Anglo-Rio agreement.

The Ailatis target area is located 8 kilometers west of the Rakkurijarvi target. Drilling commenced in early September 2004 and was completed in late October 2004 of this year. Twenty-three drill holes totaling 2,559 meters were drilled to test a number of chargeability anomalies within an area of four square kilometers where basal till samples of bedrock indicate anomalous values in gold and copper. Underlying bedrock consists of highly altered mafic volcanics, gabbro and conglomerate. Numerous drill holes have been completed previously in the area by the Swedish Geological Survey in 1990, the best of which intersected 17.3 meters grading 0.88% copper. These are historical drill results reported before the implementation of National Instrument 43-101.

Encouraging copper mineralization was encountered in several scout drill holes designed to test anomalous trends defined by IP chargeability. In the eastern part of the area a single drill hole, AIL04023, intercepted 26 meters averaging 0.27% copper along a chargeability anomaly with an un-tested strike length of 1.5 kilometers. Drill hole AIL04005 intercepted 21.1 meters averaging 0.18% copper and drill hole AIL04009 intercepted 37.10 meters averaging 0.15% copper along a chargeability anomaly which is open to the west for 1 kilometer. Drill hole AIL04022 intercepted 10.85 meters averaging 0.29% copper and 11.5 meters averaging 0.22% copper along a chargeability anomaly with 2 kilometers of previously untested strike length.

All drill core was split, sampled and shipped to the preparation lab of North Atlantic Natural Resources AB in Uppsala, Sweden. Samples were subsequently shipped to ALS Chemex Labs in Vancouver, Canada for gold and multi-element analysis. The Qualified Person in charge of the project is Robert Lilljequist, professional consulting geologist.

Outlook

The regional geological setting is consistent with the IOCG model including the giant Olympic Dam deposit, and the Rakkurijarvi Discovery Zone is a new IOCG discovery which warrants continued drilling to define resources.

The drilling on the Discovery Zone has produced positive results. The best result has been 1.07% Cu and 0.27 g/t Au over 48.45 m in hole RAK04023 (including 12.80 m with 2.11% Cu and 0.52 g/t Au). The mineralized zones are, however, not yet sufficiently coherent to form a base for mineral resource estimation.

The Anglo/Rio Tinto Pahtohavare oxide target, adjacent to the past-producing mine, appears to have potential for the discovery of further copper oxide mineralization;

At Ailatis target, eight IP anomalies were tested and the best intersections were 26 m with 0.27% Cu (Dh AIL04023), 37.1 m with 0.15% Cu (Dh AIL04009) and 26.3 m with 0.18% Cu (Dh AIL04005). The continuation of the IP anomalies tested by AIL04023 and AIL04005 towards the east remains to be tested by drilling.

The excellent land position in a highly prospective area warrants significant additional exploration.

NAN

Production Storliden
	Q4		12 months
(100 PERCENT OF PRODUCTION)	2004	2003	2004	2003
Ore milled (tonnes)	68,670	87,622	286,749	333,363
Grades
Copper (%)	3.53	3.57	3.07	4.1
Zinc (%)	10.12	9.15	8.41	11.0
Recoveries
Copper (%)	91.8	91.6	89.7	91.0
Zinc (%)	92.1	91.5	91.0	90.6
Production
Copper (tonnes)	2,396	2,869	8,254	12,435
Zinc (tonnes)	6,412	7,342	22,348	33,158
Total Cash Cost Usc/pound zinc*	16.7	23.7	11.3	20.0

* Total cash cost is the sum of direct costs, indirect cash costs, interest charges and by-product credits.

NAN Exploration

In addition to the Storliden mine, NAN holds exploration permits covering several areas in and around the Skellefte district. During the fall of 2004, NAN initiated an exploration program focusing on several targets:

Storliden Mine Area

In the Storliden Mine area NAN has identified several nearby target areas which are considered favorable for hosting another zinc-copper massive sulfide deposit.

A drill program was initiated to test targets located to the northeast and southeast of the Storliden orebody during the fourth quarter. As of the end of the period 9 drill holes have been completed for a total of 1,723 meters of drilling.

Zinc mineralization previously encountered about 400 meters northeast of Storliden was tested by one drill hole (STOB04-235) which intersected 2.6 meters averaging 1% zinc at a depth of 46 meters. The thickness and grade is not considered economic and the remaining potential of this ''northeast zone'' appears remote.

Three drill holes were completed in an area approximately 500 meters south of the Storliden deposit, targeted to test the possible extension of mineralization previously encountered in drill hole STOB02-232 in the year 2002. No mineralization was observed in any of these drill holes.

Five drill holes were completed on separate geophysical anomalies located from one to two kilometres south and east of the Storliden deposit. No noticeable mineralization was encountered in any of these holes and the source of the geophysical anomaly is attributed to iron sulfides (pyrrhotite) disseminated in volcanic sediments and tuffs.

Outlook

A number of targets remain to be tested and the drill program is expected to continue into the second quarter of this year.

The Lappvattnet Nickel deposit

This deposit is composed of nickel sulfide mineralization (pentlandite) hosted in ultramafic volcanic rocks and sheared gneiss. It has been traced by previous drilling for a strike length of 600 meters to a depth of 100 meters. Drill results reported in November of this year (see news release of November 10, 2004) indicate mineralization extends beyond 100 meters in depth and plunges to the east where it appears to be open for further expansion.

Outlook

The results of this drilling are considered sufficiently encouraging to justify continued drilling down-dip and along strike of the mineralization to the northeast. Additional new drill sites are currently being designed by NANs' exploration staff. This continuation of the drill program is expected to commence during the second quarter of 2005.

The Copperstone Project

This project consists of three separate copper prospects, A, B and C, where historical reports indicate copper mineralization grading from 1% to 2% copper exists in veins and disseminations in volcanic rocks over an area of approximately 3 square kilometers. Geophysical surveying by NAN has identified a number of drill targets indicative of copper sulphide mineralization.

A drill program consisting of ten scout drill holes was completed during the fourth quarter consisting of a total of 1,296 meters of drilling. These holes were designed to test the nature and extent of the source of the geophysical anomalies near existing mineralization and determine if additional drilling is justified. Visual inspection of the drill results indicates copper mineralization exists well beyond areas previously identified from past drill results (1971-1978) as indicated by the NAN geophysical survey results and, extensive further work is justified.

In the northern portion of the Copperstone project (Area ''C'') area five drill holes were completed on five separate geophysical anomalies, four of which encountered visible, weak to moderate copper mineralization.

In the southern portion of the Copperstone project area (Area ''A'') five drill holes were completed on four separate geophysical anomalies, all of which intersected indications of copper mineralization as well as lead and zinc.

Outlook

The results of the drill program will be reported in detail when all the drill core assays are available. Meanwhile, more detailed geophysical surveying is planned along with a detailed re-examination of historical drilling. This work is expected to lead to a more comprehensive drill program which is planned to commence within the next month.

The professional geologist in charge of exploration for NAN in the Skellefte district is Mr. Alain Chevalier who is a Qualified Person under the auspices of the Swedish Mining Association.

Metal prices and treatment charges

Compared to the fourth quarter last year, lead and zinc prices have been considerably higher. The zinc price is still lagging behind the other base metals, but the reduction in inventory levels on LME seen during the end of 2004 and the beginning of 2005 have caused the price of zinc to rise to a level not seen during the last seven years.

METAL PRICES (LME/LBMA) (average)
	Q4		Change	12 months		Change
	2004	2003	%	2004	2003	%
Zinc, USD/tonne	1,025	969	5.8	1,039	829	25.3
Lead, USD/tonne	958	639	49.9	882	512	72.3
Silver, USD/oz	7.23	5.27	37.2	6.67	4.88	36.7
Copper, USD/tonne	3,076	2,227	38.1	2,935	1,799	63.1

The treatment charge (''TC''), and refining charge (''RC''), for copper reached their lowest levels in 15 years during 2004. At the same time the TC for zinc reached the lowest level for 10 years and the TC for lead was also at a very low level.

Outlook

The outlook for metal prices in 2005 is in general still positive. The growth in demand, especially from Asia, is expected to continue during most of 2005 and this is not expected to be met by a similar increase in production. We expect that the zinc price will remain strong during the whole of 2005. In respect of the price of copper and lead we expect them to remain at high levels. It should be noted that the price of silver for all silver production from Zinkgruvan mine going forward has been fixed by the deal with Silver Wheaton. See above.

The production of copper concentrate has increased during 2004 and will most probably also increase during 2005 and this has already resulted in higher TC and RC. In respect of lead a small increase in the TC can be expected.
Currencies
EXCHANGE RATES	Q4		Change	12 months		Change
(average)	2004	2003	%	2004	2003	%
SEK/USD	0.14	0.13	+7.7	0.14	0.12	+16.7
SEK/CAD	0.18	0,17	+5.9	0.18	0.17	+5.9
USD/CAD	1.22	1.31	(6.9)	1.30	1.42	(8.4)

In January 2005 the Company entered into a hedge program covering hedging USD18 million at the level USD1: SEK6.95.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	3 months		12 months
	1 Oct-31 Dec	1 Oct-31 Dec	1 Jan-31 Dec	1 Jan-31 Dec
	2004	2003*	2004	2003*
	(thousands of Canadian dollars)
Sales (Note 1(j))	27,434	—	51,927	—
Cost of sales	(18,682)	—	(37,292)	—
Gross margin	8,752	—	14,635	—
Expenses
General exploration and project
investigation	(701)	(395)	(3,592)	(1,029)
Administration	(1,848)	(175)	(3,660)	(458)
Stock based compensation	(250)	(100)	(588)	(100)
Wages and benefits	(1,432)	(52)	(2,698)	(116)
	(4,230)	(722)	(10,538)	(1,703)
Other income/expenses
Management fees	18	20	78	84
Interest income	209	29	536	259
Other income	33	—	189	—
Other expenses	(6)	(399)	(176)	(399)
Interest and bank charges	—	(66)	(109)	(266)
Foreign exchange gains/losses	(2,627)	(177)	525	(326)
	(2,373)	(593)	1,043	(648)
Income/loss before the undernoted	2,149	(1,315)	5,140	(2,351)
Unusual items, net	—	(320)	—	244
Gain on sale of investment in NAN	—	—	873	—
Equity in income of NAN	334	606	1,724	2,907
Income/loss before income taxes	2,483	(1,029)	7,737	800
Income taxes	69	151	(1,539)	(546)
Net income/loss for the period	2,552	(878)	6,198	254

Basic earnings/loss per share	0.08	(0.11)	0.28	0.03

Diluted earnings/loss per share	0.08	(0.11)	0.28	0.03

Basic weighted average number of
shares outstanding	30,583,572	7,745,647	22,160,451	7,718,880

Diluted weighted average number of
shares outstanding	30,855,447	7,745,647	22,432,326	8,033,507

* Restated, see note 1

CONSOLIDATED BALANCE SHEETS
(Unaudited)

	31 December	31 December
	2004	2003*
	(thousands of Canadian
	dollars)
ASSETS
Current assets
Cash	104,977	9,097
Accounts receivable	16,650	124
Loan receivable from NAN	—	925
Investments (Note 3)	27,584	—
Inventories	5,577	—
Prepaid expenses	4,719	12
	159,507	10,159
Long term receivables	706	—
Investment in NAN (Note 2(c))	—	8,493
Properties, plant and equipment
Mining properties	205,550	257
Machinery and other technical equipment	21,145	—
Future income tax assets	6,629	—
Deferred financing costs (Note 1(j))	2,697	—
	396,234	18,908

LIABILITIES
Current liabilities
Accounts payable	11,488	776
Accrued expenses	7,907	—
Due to related parties (Note 5)	19	1,027
Income taxes payable	3,658	—
Other current liabilities	1,501	—
Current portion of deferred revenue (Note 1(j))	3,503	—
	28,076	1,803
Deferred revenue (Note 1(j))	84,077	—
Provisions for pensions	16,148	—
Other provisions	13,488	—
Future income tax liabilities	45,995	1,024
	187,784	2,827
NON-CONTROLLING INTEREST	6,991	—
SHAREHOLDERS' EQUITY
Share capital (Note 4)	206,220	27,017
Contributed surplus	1,035	212
Deficit (Notes 1(a) and (c))	(5,705)	(11,262)
Cumulative translation adjustments	(91)	115
	201,459	16,081
	396,234	18,908

* Restated, see note 1.

CONSOLIDATED CASH FLOW STATEMENTS
(Unaudited)

	3 months		12 months
	1 Oct-31 Dec	1 Oct-31 Dec	1 Jan-31 Dec	1 Jan-31 Dec
	2004	2003*	2004	2003*
	(thousands of Canadian dollars)
Cash flow from operating activities
Net income/loss for the period	2,552	(878)	6,198	254
Add/deduct non-cash items
Amortization of deferred revenue (Note 1(j))	(558)	—	(558)	—
Accrued interest	—	142	—	122
Depreciation and amortization	5,703	—	11,711	—
Stock based compensation	250	100	588	100
Gain on sale of investment in NAN	—	—	(873)	—
Equity in income of NAN	(334)	(606)	(1,724)	(2,907)
Future income taxes	(69)	(151)	1,539	546
Provision for pensions and other	(365)	—	(306)	—
Unrealized foreign currency gains/losses	2,830	108	(1,047)	163
Net changes in non-cash working capital items
Accounts receivable and other current assets	(1,416)	(33)	1,706	(79)
Accounts payable and other current liabilities	2,027	133	(1,387)	155
	10,620	(1,185)	15,847	(1,646)
Cash flow from financing activities
Common shares issued	1,433	9,842	154,133	9,842
Deferred revenue (Note 1(j))	60,589	—	60,589	—
Financing costs (Note 1(j))	(2,809)	—	(2,809)	—
Due to related parties	(70)	49	(1,008)	(665)
Loans payable	—	(2,384)	—	(2,344)
Capital lease obligations	(52)	—	—	—
	59,091	7,507	210,905	6,833
Cash flow for investing activities
Acquisition of subsidiaries (Note 2(a-c))	6,100	—	(126,589)	—
Mining properties and related expenditures	(3,280)	—	(6,433)	(16)
Loan receivable	—	(44)	—	680
Repayment of loan receivable from NAN	—	429	925	429
Proceeds from sale of mineral property	—	870	—	1,237
Proceeds from sale of shares in NAN	—	—	1,224	—
	2,820	1,255	(130,873)	2,330
Increase in cash	72,531	7,576	95,879	7,517
Cash, beginning of period	32,446	1,522	9,098	1,581
Cash, end of period	104,977	9,098	104,977	9,098

Supplementary information regarding non-cash
transactions
Financing and investing activities
Investments in Silver Wheaton received as
proceeds from deferred revenue	27,584	—	27,584	—
Common shares issued for acquisition of
NAN	22,639	—	22639	—
Common shares issued for mineral property
acquisition	—	—	655	—
Common shares issued for acquisition
expenses	—	—	1,370	—
	50,223	—	52,248	—

Other supplementary information
Interest paid	(63)	18	109	76

* Restated, see note 1.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Unaudited)

				Cumulative
	Share	Contributed		translation
	capital	surplus	Deficit	adjustments	Total
	(thousands of Canadian dollars)
As at December 31, 2003	27,017	212	(10,204)	115	17,140
Cumulative effect of changes in
accounting policy (Note 1(c))	—	—	(1,058)	—	(1,058)
As at December 31, 2003, adjusted	27,017	212	(11,262)	115	16,082
Cumulative effect of changes in
accounting policy (Note 1(a))	53	588	(641)	—	—
Exercise of stock options and
warrants	2,434	—	—	—	2,434
Transfer of contribute surplus on
exercise of stock options	353	(353)	—	—	—
Stock-based compensation	—	588	—	—	588
New share issues (Note 2)	176,363	—	—	—	176,363
Translation adjustments for the
period	—	—	—	(206)	(206)
Net result for the period	—	—	6,198	—	6,198
As at December 31, 2004	206,220	1,035	(5,705)	(91)	201,459

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 (Unaudited)

1. Basis of Presentation

The unaudited interim consolidated financial statements of Lundin Mining Corporation (the ''Company'' or ''Lundin Mining'') are prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies and methods of application as those disclosed in Note 2 to the Company's consolidated financial statements for the year ended December 31, 2003, except as described below.

These interim consolidated financial statements do not contain all of the information required by Canadian generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the Company's 2003 annual audited consolidated financial statements.

The acquisition of Zinkgruvan mine was completed on June 2, 2004 and the Company's statement of operations reflects Zinkgruvan operations from this date.

During the twelve months ended December 31, 2004, the Company made changes to its accounting policies as follows.

(a) Stock-based compensation

Effective January 1, 2004, the Company adopted the amended recommendations of the CICA Handbook Section 3870, ''Stock-based Compensation and Other Stock-based Payments''. Under the amended standards of this Section, the fair value of all stock-based awards granted are estimated using the Black-Scholes model and are recorded in operations over their vesting periods. The compensation costs related to stock options granted after January 1, 2004 are recorded in operations.

Previously, the Company provided note disclosure of pro forma net earnings and pro forma earnings per share as if the fair value based method had been used to account for stock options granted to employees, directors and officers after January 1, 2002. The amended recommendations have been applied retroactively from January 1, 2002 without restatement of prior periods.

During the three months ended December 31, 2004, compensation expenses of CAD250,000 were recorded in operations. During the twelve months ended December 31, 2004, compensation expenses of CAD588,000 were recorded in operations.

(b) Asset Retirement Obligations

On January 1, 2004, the Company adopted the recommendations of the CICA Handbook Section 3110, ''Asset Retirement Obligations'', which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period. The effect of the change had no material impact on the Company's consolidated financial statements.

(c) Exploration expenses

The Company has retroactively changed its accounting policy for exploration costs, to be consistent with Zinkgruvan Mining AB (''ZM''). Exploration costs are now expensed instead of being deferred. The effect of this change was to decrease the net income for the three and twelve months ended December 31, 2003 by $291,000 ($0.04 per share) and $922,000 ($0.12 per share), respectively and to decrease mineral properties and increase the deficit as at December 31, 2003 by $1,058,000.

(d) Certain of the comparative figures have been reclassified to conform to current year's presentation.

As a result of the acquisition of Zinkgruvan (Note 2(a)) and NAN (Note 2(c)), and the transaction with Silver Wheaton (Note 3) the Company has also adopted the following accounting policies during the twelve months ended December 31, 2004.

(e) Inventories

Consumables have been valued at weighted average cost less allowances for obsolescence. Ore and concentrate stocks have been valued at the lower of production cost and net realizable value.

(f) Investments

The Company holds shares and warrants in Silver Wheaton (Note 3). The investments have been valued at the lower of cost and market value.

(g) Properties, plant and equipment

Tangible fixed assets are recognized as an asset in the balance sheet when, based on available information, it is probable that the future economic benefits associated with the asset will flow to the Company and the cost of the asset can be measured reliably.

(h) Provision for pensions

ZM has a defined benefit pension plan, which is unfunded. The provision for future benefits is in accordance with Canadian GAAP, using management's best estimate of expected salary escalation and retirement ages.

(i) Depreciation and depletion

Depreciation is provided on a straight line basis over the estimated economic life of the assets as follow:
Buildings 20-50 years
Plant and machinery	5-20 years
Equipment	5 years

Depletion of mining properties is made on a unit-of-production basis.

(j) Deferred revenue and Financing costs

The Company has received an upfront payment in relation to the Silver Wheaton agreement (Note 3). Deferred revenue will be recognized as sales on delivery of the silver. Arrangement fees for the Silver Wheaton agreement shown as deferred financing costs, will be amortized to match deferred revenue recognition.

(k) Other Provisions

A provision, i.e. assets retirement obligation, is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount can be made.

2. Acquisitions

(a) Zinkgruvan Mine

The Company acquired, on June 2, 2004, a 100 percent interest in North Mining Svenska AB (''NMS'') and a 100 percent indirect interest in Zinkgruvan Mining AB (''ZM'') from Rio Tinto Plc (''Rio Tinto''). This 100% interest comprised all of the outstanding shares of NMS and a loan payable by NMS to Rio Tinto. ZM owns the Zinkgruvan mine located in Southern Sweden. The purchase price for NMS and ZM was US$100 million in cash plus payments of Swedish krona 39,699,129 for working capital and a US$1 million non-refundable deposit. In addition, the Company will pay Rio Tinto a maximum of US$5 million in price participation payments based on the performance of zinc, lead and silver prices for a period up to two years. The performance of lead and silver prices in the fourth quarter 2004 resulted in an additional payment of US$0.1 million (US$0.2 million for the period 2 June-31 December, 2004). This amount is also included in the purchase price described below.

The acquisition was financed through a public equity offering in Canada and Sweden. The Company issued 20 million common shares at a price of CAD8 per common share for net proceeds of approximately CAD152 million.

The acquisition has been accounted for using the purchase method. The current estimate of fair values of the net assets acquired was as follows:

Purchase price:
Cash paid	$144,848,291
Acquisition expenses paid by issue of shares	1,370,400
Acquisition expenses paid in cash	2,223,600
$148,442,291

Net assets acquired:
Cash	$ 14,289,071
Other working capital, net	2,470,706
Mining properties	175,236,088
Property, plant and equipment	21,546,761
Future income tax assets	3,865,891
Other long-term receivables	709,237
Future income tax liabilities	(40,307,452)
Provisions for pensions	(15,919,768)
Other provisions	(13,448,244)
$148,442,291

The allocation of the purchase price is preliminary in nature and will be amended for events and information that comes to light subsequent to the date of these interim financial statements.

(b) Norrbotten Property

By agreement dated March 31, 2004, the Company acquired a copper-gold property known as the Norrbotten Project located in the Kiruna mining district in northern Sweden from Anglo American Exploration BV (''Anglo'') and Rio Tinto Mining and Exploration Limited (''Rio'') (collectively, ''Anglo-Rio''). The Company can earn a 100 percent interest in the property by expending a minimum of US$1 million in the first year and a total of US$6 million over a period of three years, and issuing 187,214 shares in the Company with a fair value of US$500,000 to Anglo-Rio. The shares have been issued. The Company has granted a four-year buy back right to Anglo-Rio for the purchase of 60 percent of any proven copper-gold deposit which meets a threshold equivalent to three million tonnes of contained copper (for example, 300 million tonnes at 1 percent Cu). The buy-back right will be at a price equal to three times the expenditures incurred by the Company. Any deposit developed that does not meet this threshold will carry a 2.25 percent NSR royalty to be paid to Anglo-Rio by the Company.

(c) North Atlantic Natural Resources AB

On December 30, 2004 the Company acquired all of Boliden's 11,537,000 shares in NAN, corresponding to 36.9 percent of the shares and votes. The consideration for all of Boliden's NAN shares amounts to 2,176,800 newly issued Lundin Mining shares, corresponding to 6.5 percent of the shares and votes in Lundin Mining on an undiluted basis. Applying the market price paid on Toronto Stock Exchange for Lundin Mining's shares of CAD10.40 (SEK56.32), the total consideration for all of Boliden's NAN shares corresponds to CAD22,638,720.

Prior to the acquisition of Boliden's NAN shares, Lundin Mining holds 11,580,000 shares in NAN, corresponding to 37.1 percent of the shares and votes. Following the acquisition, Lundin Mining holds 23,117,000 shares in NAN, corresponding to 74.0 percent of the shares and votes. A public offer in line with the Swedish Industry and Commerce Stock Exchange Committee's (Näringslivets Börskommitté (NBK)) mandatory bid rules is intended to be made to all remaining NAN shareholders in February 2005. The additional acquisition of 36.9 percent from Boliden AB has been accounted for using the purchase method. The current estimate of the fair values of the net assets acquired are as follows:

Purchase price:
Consideration paid with new shares	$22,638,720
$22,638,720

Net assets acquired:
Cash	$6,195,057
Other working capital, net	2,551,263
Mining properties	63,958,412
Property, plant and equipment	236,326
Future income tax liabilities	(11,232,135)
Other provisions	(357,379)
$61,351,544
Less:
Non-controlling interest	$(15,951,401)
Carrying value of prior investment in NAN	(22,761,423)
$22,638,720

The allocation of the purchase price is preliminary in nature and will be amended for events and information that comes to light subsequent to the date of these interim financial statements.

3. Silver Wheaton Corporation

On December 8, 2004 the Company entered into an agreement with Silver Wheaton Corporation to sell all of its silver production from the Zinkgruvan mine to Silver Wheaton in consideration for an upfront cash payment of USD50 million (CAD60,589,000) and 30 million Silver Wheaton shares and 30 million whole share purchase warrants with an aggregate fair value of CAD27,584,000, plus a per ounce payment at a price equal to the lesser of (a) USD3.90 (subject to a consumer price adjustment after three years) and (b) the then prevailing market price per ounce of silver. Each warrant is exercisable at CAD0.80 into one Silver Wheaton common share and expires on August 5, 2009.

Lundin Mining has agreed to deliver a minimum of 40 million ounces of silver to Silver Wheaton over a 25-year period. The Zinkgruvan mine is expected to produce approximately 2 million ounces of silver per year. If at the end of the 25-year period, Lundin Mining has not delivered the agreed 40 million ounces, then it will pay to Silver Wheaton USD1.00 per ounce of silver not delivered.

At December 31, 2004 the quoted market value of the investments in Silver Wheaton aggregated to CAD32.7 million.

4. Share capital

The authorized and issued share capital is as follows:

(a) Authorized:

Unlimited number of common shares with no par value and one special share with no par value.

Shares issued and outstanding
	Number of	Amount
	shares	(CAD'000)
Balance, December 31, 2003	9,776,457	27,017
Cumulative effect of change in accounting policy (Note 1(a))	—	53
Equity financing, net of financing expenses (Note 2(a))	20,000,000	151,698
Shares issued for payment of acquisition expenses	171,300	1,370
Shares issued to acquire a mineral property (Note 2(b))	187,214	655
Shares issued to acquire shares in NAN (Note 2(c))	2,176,800	22,639
Stock options exercised	380,000	798
Warrants exercised	727,500	1,637
Transfer of contributed surplus on exercise of stock options	—	353
Balance, December 31, 2004	33,419,271	206,220

(b) Incentive stock options outstanding and held by directors, officers and employees of the Company are as follows:

	Number of	Weighted-Average
Options	Shares	Exercise Price
Outstanding at December 31, 2003	585,000	$3.14
Granted in 2004	167,500	$8.05
Exercised in 2004	(380,000)	$2.10
Outstanding at December 31, 2004	372,500	$6.41

As at December 31, 2004, 205,000 options outstanding expire on December 4, 2005, 100,000 expire on July 8, 2006 and 67,500 expire on October 6, 2006.

(c) There were no share purchase warrants outstanding at December 31, 2004.

5. Other related party transactions

During the twelve months ended December 31, 2004, charges from a company owned by the Chairman of the Company for management and administrative services were CAD192,000 (2003 — CAD153,000). At December 31, 2004, CAD16,000 (2003 — CAD13,000) was due to this company and is included in amounts due to related parties.

The Company earned CAD78,000 and CAD84,000 during the twelve months ended December 31, 2004 and 2003, respectively, in management fees for providing management services to NAN.

6. Segmented Information

The Company is currently engaged in one operating segment, the acquisition, exploration and development of mineral properties, primarily in Sweden. Geographic segmented information is as follows:
	1 Jan-31 Dec	1 Jan-31 Dec
	2004	2003
	(in thousands of
	Canadian dollars)
Revenues(i)
Sweden	54,376	3,166
Canada	78	84
	54,454	3,250

(i) Consists of sales, interest income, management fee and other income, and the equity in the income of NAN.

The Company's properties, plant and equipment are located in Sweden and have a carrying value of $226,695,000 at December 31, 2004 ($257,000 at December 31, 2003). The increase in properties, plant and equipment is mainly due to the acquisition of ZM and NAN.

AGM

Lundin Mining's Annual General Meeting is scheduled for May, 2005.

Dividend

At the AGM, Lundin Mining's Board of Directors intends to recommend that no dividend be paid for 2004.

Annual Report

Lundin Mining's annual report will be distributed to shareholders by mail in May, 2005, and will be available at the Lundin Mining office in Stockholm from May, 2005.

Next report

The three months interim report for 2005 will be published on May 12, 2005.

SUPPLEMENTARY INFORMATION

1. LIST OF DIRECTORS AND OFFICERS AT DECEMBER 31, 2004:

(a) Directors:
Adolf H. Lundin
Brian D. Edgar
Edward F. Posey
John H. Craig
Lukas H. Lundin
Pierre Besuchet
William A. Rand

(b) Officers:
Lukas H. Lundin, Chairman
Edward F. Posey, President
Karl-Axel Waplan, Executive Vice President Operations
Wanda Lee, Chief Financial Officer
Jean R. Florendo, Corporate Secretary

2. FINANCIAL INFORMATION

The report for the first quarter 2005 will be published on May 12, 2005.

3. OTHER INFORMATION

Address (Vancouver office):
Lundin Mining Corporation
Suite 2101
885 West Georgia Street
Vancouver B.C. V6C 3E8
Canada

Telephone: +1 604 689 78 42
Fax: +1 604 689 42 50

Address (Sweden office):
Lundin Mining AB
Hovslagargatan 5
SE-111 48 Stockholm
Sweden

Telephone: +46 8 545 074 70
Fax: +46 8 545 074 71

Website: www.lundinmining.com.

The corporate number of the Company is 306723-8.

APPENDIX III

FINANCIAL INFORMATION RELATING TO ARCON GROUP

Part A of this Appendix III summarises certain audited consolidated financial statements of the ARCON Group (the ''Group'') for the three years ended 31 December 2001, 2002, 2003 in accordance with the requirements of the Takeover Rules. The financial information in Part A of this Appendix III is extracted without material adjustment from the published audited consolidated accounts for those years. The financial information in this Appendix III does not constitute statutory accounts within the meaning of section 4 of the Companies (Amendment) Act 1986.

Part B of this Appendix III contains the full text of the unaudited consolidated financial statements of the ARCON Group for the twelve months ended 31 December 2004.

Part A: Financial Information For The Three Years Ended 31 December 2003

The financial information contained in this Part A of Appendix III has been prepared in accordance with Rule 24.2(c) of the Irish Takeover Rules. This financial information does not constitute full accounts within the meaning of Section 4 of the Companies (Amendment) Act 1986. The information in this Part A has been extracted without material adjustment from the audited financial statements of the ARCON Group for each of the financial years ended 31 December 2001, 2002 and 2003. Audited consolidated financial statements of the ARCON Group for each of the three financial years ended 31 December 2001, 2002 and 2003 have been delivered to the Registrar of Companies. The auditors of ARCON, KPMG, 1 Stokes Place, St. Stephens Green, Dublin 2, have reported without qualification and without reference to any matter of fundamental uncertainty in respect of those years and none of the audit reports for those years contain a negative statement under section 193 (4)(a) to (d) of the Companies Act 1990. The accounts for each financial year have been prepared in accordance with Accounting Standards issued by the Accounting Standards Board.

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

FOR THE YEARS ENDED 31 DECEMBER
		2003	2002	2001
	Note	€'000	€'000	€'000
Gross value of metal sold		45,470	43,357
Smelting charges and deductions		(23,115)	(23,287)
Turnover	2	22,355	20,070	18,726
Production costs		(21,440)	(21,348)	(18,540)
Depreciation		(4,121)	(7,223)	(8,683)
Cost of sales		(25,561)	(28,571)	(27,223)
Gross loss		(3,206)	(8,501)	(8,497)
Operating expenses	3	(5,201)	(5,250)	(7,215)
Mineral exploration costs		(230)	(346)	(168)
Operating loss		(8,637)	(14,097)	(15,880)
Exceptional restructuring items:
Additional depreciation of mine assets	1	—	—	(69,455)
Forgiveness of debt and related interest	1	—	807	77,041
Loss on ordinary activities before interest		(8,637)	(13,290)	(8,294)
Interest receivable and similar income		52	72	230
Interest payable and similar charges	4	(1,097)	(1,438)	(7,573)
Loss on ordinary activities before taxation		(9,682)	(14,656)	(15,637)
Tax on loss on ordinary activities	5	—	—	—
Retained loss for the year	6	(9,682)	(14,656)	(15,637)

Profit and loss account, at beginning of year		(95,465)	(80,809)	(65,172)
Profit and loss account, at end of year		(105,147)	(95,465)	(80,809)

Loss Per Ordinary Share, basic and diluted	8	€(0.006)	€(0.019)	€(0.054)

CONSOLIDATED BALANCE SHEET

AS AT 31 DECEMBER
	Note	2003
		€'000
Fixed assets
Mineral interests	9	19,251
Tangible assets	10	8,767
		28,018
Current assets
Stocks	11	930
Debtors	12	1,531
Cash at bank and in hand	19	3,880
		6,341

Creditors: Amounts falling due within one year	13	(14,457)
Net current liabilities		(8,116)
Total assets less current liabilities		19,902

Creditors: Amounts falling due after more than one year	14	(8,912)

Provision for liabilities	15	(4,556)
Net assets		6,434

Capital and reserves
Called up share capital	16	31,770
Capital conversion reserve		1,002
Share premium	16	81,359
Profit and loss account		(105,147)
Foreign currency translation reserve		(2,550)
Shareholders' funds — equity		6,434

CONSOLIDATED CASHFLOW STATEMENT

FOR YEAR ENDED 31 DECEMBER 2003
		2003
	Note	€'000
Net cash outflow from operating activities	20	(3,088)
Returns on investments and servicing of finance
Interest received		26
Interest paid		(73)
		(47)
Taxation		—
Capital expenditure and financial investment
Expenditure on mineral interests		(2,742)
Purchase of tangible fixed assets		(1,290)
Cash paid for restoration costs		(81)
		(4,113)
Net cash outflow before use of liquid resources and financing		(7,248)
Financing
Proceeds from issue of share capital, net		5,332
Finance lease payments		(478)
Fairfield Facility		4,457
		9,311
Increase in cash in the year	21	2,063

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

FOR YEARS ENDED 31 DECEMBER
	2003	2002	2001
	€'000	€'000	€'000
Loss for the financial year attributable to ordinary shareholders	(9,682)	(14,656)	(15,637)
Currency translation adjustments:
gain on debt	1,985	3,378	—
loss on asset	(5,565)	(5,583)	—
other	22	(197)	(332)
Total recognised gains and losses for the year	(13,240)	(17,058)	(15,969)

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS FUNDS

FOR YEARS ENDED 31 DECEMBER

	2003	2002	2001
	€'000	€'000	€'000
Total recognized gains and losses for the year	(13,240)	(17,058)	(15,969)
Issue of ordinary share capital, net of issue expenses	5,332	31,349	—
Net addition (reduction) to shareholders' funds	(7,908)	14,291	(15,969)
Opening shareholders' funds	14,342	51	16,020
Closing shareholders' funds	6,434	14,342	51

STATEMENT OF ACCOUNTING POLICIES

The following accounting policies have been applied consistently, throughout 2003 and the preceding years, in dealing with items which are considered material to ARCON Group's financial statements.

Basis of preparation

The financial statements are prepared in accordance with generally accepted accounting principles under the historical cost convention and comply with financial reporting standards of the Accounting Standards Board, as promulgated by the Institute of Chartered Accountants in Ireland.

Principles of consolidation

The consolidated financial statements include the financial statements of ARCON and all of its subsidiaries; all intercompany transactions and balances have been eliminated in their preparation. Goodwill arising on consolidation (representing the excess of the fair value of the consideration for an acquisition over the fair value of the separable net assets acquired) in respect of acquisitions before 1 January 1998, was written off to reserves in the year of acquisition. Goodwill arising on acquisitions since 1 January 1998 is capitalised and amortised over its expected useful life. The profit or loss on the disposal of subsidiaries is determined, inter alia, by the inclusion in the profit and loss account of the attributable amount of goodwill previously written off against reserves. The results of subsidiaries acquired or disposed of in the year are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal.

Turnover

Turnover from the sale of zinc and lead concentrate is stated net of smelter deductions, with distribution and selling expenses included in ''operating expenses''. Revenues from the sale of concentrate are recognised when the product passes out of the ownership of ARCON to external customers pursuant to enforceable sales contracts. As the final value of concentrate sales can only be determined from weights, assays, prices and exchange rates applying after a shipment has arrived at its destination, sales of concentrate are recorded at estimated values pursuant to contract terms, with adjustments being subsequently recognised in the period when final values are determined.

Pension costs

ARCON provides for pensions for certain employees through defined contribution pension schemes. The amount charged to the profit and loss account in respect of the schemes is the contribution payable in that year. Any difference between amounts charged to the profit and loss account and contributions paid to the pension schemes is included in 'Debtors' or 'Creditors' in the balance sheet.

Taxation

Current tax is provided on taxable profits at current rates.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the ARCON Group's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Mineral interests

The ARCON Group accounts for Mineral expenditure using the 'Area of Interest' method of accounting.

(i) Exploration and evaluation expenditure

Expenditure on exploration and evaluation of individual projects is written off as incurred. When a project reaches the stage where expenditure is considered to be capable of being recouped through development or sale, all subsequent exploration and evaluation expenditures in that defined Area of Interest are capitalised and amortised against production from the Area once mining commences.

(ii) Mine development and construction expenditure

Mine development expenditure for the initial establishment of access to mineral reserves, together with capitalised exploration, evaluation and commissioning expenditure, financing costs on borrowings and certain overhead expenses prior to the commencement of commercial production are capitalised to the extent that the expenditure results in significant future benefits.

(iii) Depreciation

All capitalised costs within an Area of Interest, together with an appropriate estimate of the future costs to be incurred in developing the estimated economic reserves which includes the proven reserve are amortised over the current estimated economic reserve of the Area of Interest on a unit of production output basis.

(iv) Restoration expenditure

Provision is made for the anticipated costs of future restoration and rehabilitation of mine facilities in place at the balance sheet date. Management estimates the future costs associated with reclamation, plant closure and site restoration, discounted to take account of risk and the time value of money. The present value of those future costs is recorded as a provision in the balance sheet.

A corresponding mine decommissioning asset is recorded in Mineral Interests and is depreciated in accordance with ARCON Group's depreciation policy set out at (iii) above.

Annually, the unwinding of the discount factor is recorded as an expense in the profit and loss account and disclosed under 'Interest payable and similar charges'. Changes in estimates which result in a revision of the net present value of the provision are accounted for by adjusting the provision, with a corresponding entry to Mineral Interests.

(v) Impairment test

An impairment test is carried out at each balance sheet date to assess whether the net book value of capitalised costs in each Area of Interest, together with the future costs of development of undeveloped reserves, is covered by the discounted future net revenues from the reserves within that Area of Interest. Any deficiency arising is provided for to the extent that, in the opinion of the Directors, it is considered to represent a permanent diminution in the value of the related asset, and, where arising, is dealt with in the profit and loss account as additional depreciation.

Tangible fixed assets

Tangible fixed assets are stated at original cost, net of accumulated depreciation and any provisions for impairment.

Depreciation is provided on all tangible fixed assets, at rates calculated to write off the cost, less estimated residual value, of each asset on a straight line basis over its expected useful life. The useful lives currently used are as follows:
Mill equipment	Unit of production
Mobile mine equipment	4 years
Motor vehicles	4 years

Stocks

Stocks of ore and concentrate are stated at the lower of cost and net realisable value. Cost includes all expenditure incurred in bringing the product to its present location and condition. Net realisable value is based on normal estimated selling prices, less further costs expected to be incurred to completion and disposal. Stocks of raw materials and spare parts are stated at cost with provision made for obsolete, slow-moving or defective items where appropriate.

Leases

Assets held under finance leases, which transfer substantially all the risks and rewards of ownership to the ARCON Group, are initially recorded at their fair value at the inception of the lease. The equivalent liability, categorised as appropriate, is included under 'Creditors'. Assets are depreciated over the lease term or their useful economic lives, as appropriate. Finance lease charges are allocated over the periods of the leases to produce constant rates of return on the outstanding balances.

Rentals under operating leases are charged on a straight-line basis over the lease terms.

Foreign currency

Transactions denominated in foreign currencies are recorded in the local currency at actual exchange rates at the date of the transaction or, where appropriate, at the rates of exchange in related forward exchange contracts. Monetary assets and liabilities denominated in foreign currencies are translated using the rates of exchange prevailing at the balance sheet date. Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is included as an exchange gain or loss in the profit and loss account.

Certain assets which are denominated in foreign currency and the related foreign currency borrowings are treated as a separate group of assets and liabilities and are accounted for in that foreign currency. Exchange differences arising on the retranslation of these borrowings are taken to the Foreign Currency Translation Reserve, together with the exchange differences arising on the retranslation of the assets.

Issue expenses and share premium account

Issue expenses arising on the issue of equity securities are written off against the share premium account.

Treasury instruments

The ARCON Group is party to derivative financial instruments, primarily to manage its exposure to fluctuations in foreign currency exchange rates and interest rates and to manage its exposure to changes in the prices of certain commodity products.

Gains and losses on derivative contracts used to hedge foreign exchange and commodity price trading exposures are recognised in the profit and loss account when the hedged transactions occur.

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

1 Going concern and Exceptional Restructuring Items

At 31 December 2003 the ARCON Group had net current liabilities of €8.1 million (2002 — €6.1 million) and during 2003 reported an operating loss of €8.6 million (2002 — €14.1 million). Detailed financial projections have been prepared for 2004 and over the life of the mine, based on assumptions considered by the Directors to be appropriate.

The Directors have reviewed these cash flow forecasts in detail and have concluded based on these forecasts and the committed undrawn facilities totalling €2.7 million at 31 December 2003, that it is appropriate to continue to prepare the financial statements on a going concern basis for the foreseeable future.

The exceptional items in 2001 were as a result of a fundamental restructuring of the ARCON Group's financing arrangements and a consequential forgiveness of debt amounting to €77 million. In addition, as a result of amended reserve estimates and zinc price forecasts over the life of the mine, additional depreciation of €69.5 million was charged against the ARCON Group's mineral and tangible assets.

Certain bank advances and interest arising on loan stock advanced by Indexia Holdings Limited (Note 14) during 2002, amounting to €807,000, were also forgiven during that year.

2 Segmental reporting

All of ARCON Group's revenues have been derived from the sale of zinc and lead concentrate from the Galmoy mine to European based smelters. All of ARCON Group assets and liabilities are based in Ireland, but the functional currency of ARCON Group's principal subsidiary, ARCON Mines Limited, is the US dollar.

3 Operating expenses

	2003	2002	2001
	€' 000	€' 000	€' 000
Corporate and mine services	3,094	3,164	3,017
Selling and distribution costs	2,846	2,371	2,132
Foreign exchange differences	(305)	190	2,498
	5,635	5,725	7,647
Capitalised in Mineral interests	(434)	(475)	(432)
	5,201	5,250	7,215

4 Interest payable and similar charges
	2003	2002	2001
	€'000	€'000	€'000
Bank loans, overdrafts and Fairfield facility repayable by
instalments, the last of which falls due after five years	877	927	6,489
Bank loans and overdrafts repayable by instalments, within five
years	—	38	18
Finance lease interest	73	4	—
Indexia loan	147	325	529
Site restoration provision	—	144	789
Interest capitalised	—	—	(252)
	1,097	1,438	7,573

5 Tax on loss on ordinary activities
	2003	2002	2001
	€'000	€'000	€'000
Irish corporation tax at 25% (2002 — 25%)	—	—	—

There was no unprovided deferred tax at 31 December 2003 (or 2002 or 2001). ARCON Group has mining tax losses and unutilised capital allowances carried forward of €131 million (2002: €123 million; 2001: €123 million), for which no deferred tax asset has been recorded.

6 Statutory and Other Information

	2003	2002	2001
	€'000	€'000	€'000
Auditors' remuneration	60	57	53
Operating lease rentals	123	217	217
Depreciation
— Mineral interests	2,579	5,278	6,216
— Fixed assets	1,550	1,964	2,467

Directors' emoluments
— fees	106	86	91
— other	367	469	458

Directors' emoluments are analysed as follows:
	Fees			Other emoluments			Pension			Total
	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001
	€'000	€'000	€'000	€'000	€'000	€'000	€'000	€'000	€'000	€'000	€'000	€'000
T. O'Reilly Jnr	36	32	36	—	4	—	—	—	—	36	36	36
K. Ross	8	8	7	196	196	181	23	22	22	227	226	210
W. P Kidney	8	8	8	135	135	135	13	13	13	156	156	156
P. Hayes	11	8	8	—	4	4	—	—	—	11	12	12
W. Mulligan	11	8	8	—	4	4	—	—	—	11	12	12
J. McCarthy	8	8	8	—	—	—	—	—	—	8	8	8
J.S.D. McCarthy Jnr	8	3	—	—	—	—	—	—	—	8	3	—
D. Roxburgh	8	3	—	—	—	—	—	—	—	8	3	—
W. J. Tilson	8	8	8	—	91	99	—	—	—	8	99	107
J. Bogdanovich	—	—	8	—	—	—	—	—	—	—	—	8
	106	86	91	331	434	423	36	35	35	473	555	549

Directors' emoluments comprise all of the fees, salaries, pension contributions, bonuses and other benefits payable in respect of the Directors. The basis of the executive Directors' remuneration is fixed by the Remuneration Committee of the Board which is comprised solely of non-executive Directors of ARCON. Other than the employee share options scheme, ARCON does not have any long-term incentive scheme in place for Directors.

7 Staff Costs

Employee costs (including executive Directors) during the year amounted to:
	2003	2002	2001
	€'000	€'000	€'000
Wages and salaries	8,631	8,483	7,332
Social welfare costs	877	897	822
Pension costs	236	305	199
	9,744	9,685	8,353

The average number of persons employed during each of the years, by activity, was as follows:

	2003	2002	2001
Development and production	206	196	190
Exploration	6	6	6
Corporate management and administration	5	5	6
	217	207	202

8 Loss per ordinary share

The computation of basic and diluted loss per share is set out below:
	2003	2002	2001
	€'000	€'000	€'000
Loss on ordinary activities after taxation	(9,682)	(14,656)	(15,637)

Weighted average number of shares in issue (000's)	1,625,017	756,171	287,502

Loss per share — basic and diluted (euro)	€(0.006)	€(0.019)	€(0.054)

There is no material difference between the computation of basic and diluted loss per ordinary share as the impact of relevant outstanding share options is anti dilutive.

9 Mineral interests

€'000
Cost
Balance 1 January 2003	94,095
Revision of site restoration provision	107
Development expenditure	2,601
Other	(327)
Foreign exchange	(14,404)
Balance 31 December 2003	82,072

Depreciation
Balance 1 January 2003	71,496
Charge for year	2,579
Foreign exchange	(11,254)
Balance 31 December 2003	62,821

Net book value
At 1 January 2003	22,599

At 31 December 2003	19,251

Development expenditure includes €1.8 million of production and operating expenses which have been capitalised in accordance with the accounting policy for Mineral Interests. This expenditure relates, inter alia, to underground mine development, including the 'R' Zone.

Mineral interests comprise ARCON Group's interest in the Galmoy ore bodies including property acquisitions and the construction of the Galmoy mine. The Directors have determined the geological trend covered by ARCON Group's mine licence, together with the adjacent prospecting licenses, to be one Area of Interest in accordance with ARCON Group's accounting policy for mineral interests.

The future discounted net revenues from ARCON Group's recoverable reserves (as determined by appropriately qualified internal specialists) was estimated as at 31 December 2003 and at the date of approval of the financial statements. The Directors are satisfied that the net book value of capitalised costs within the Area of Interest is recoverable by reference to the projected future discounted net revenues and that no provision for permanent diminution against the carrying value is necessary.

10 Tangible fixed assets

	Mill and
	mobile mine	Freehold	Motor
	equipment	property	vehicles	Total
	€'000	€'000	€'000	€'000
Cost
Balance 1 January 2003	36,887	49	298	37,234
Additions	1,705	—	—	1,705
Foreign exchange	(6,356)	—	(53)	(6,409)
At 31 December 2003	32,236	49	245	32,530
Depreciation
Balance 1 January 2003	25,898	37	272	26,207
Charge for year	1,542	2	6	1,550
Foreign exchange	(3,946)	—	(48)	(3,994)
At 31 December 2003	23,494	39	230	23,763
Net Book Value
At 1 January 2003	10,989	12	26	11,027
At 31 December 2003	8,742	10	15	8,767

ARCON Group has mine equipment and motor vehicles under finance leases totalling €1.13 million at 31 December 2003 (2002: €615,000) on which depreciation of €228,125 was charged during 2003 (2002: €12,812).

11 Stocks

2003
€'000
Zinc and lead concentrate	207
Ore	64
Raw materials and stores	659
930

Ore, Zinc and lead concentrate stocks have been recorded at net realisable value.

12 Debtors

2003
€'000
Trade debtors	406
VAT	54
Prepayments and accrued income	1,071
1,531

All of the above amounts fall due within one year.

13 Creditors: Amounts falling due within one year

2003
€'000
Fairfield facility (Note 14a)	4,751
Finance lease obligations	411
Trade creditors	3,984
Accruals and deferred income	4,146
PAYE and PRSI	1,165
14,457

14 Creditors: Amounts falling due after more than one year

2003
€'000
Fairfield facility (a)	6,802
Indexia loan (b)	1,836
Finance lease obligations	274
8,912

a)    These represent amounts drawn under a US$20 million loan facility with Fairfield Holdings Limited (''Fairfield''), a company connected with Sir Anthony O'Reilly (Note 23). The amounts outstanding at 31 December 2003 of €11.6 million (US$14.6 million) (2002: €8.2 million; US$8.7 million) are secured on the Mineral interests and mine assets and a guarantee by the parent company. They are repayable at various dates between 2004 and 2006. Interest accrues on the debt at a fixed rate of 8% per annum. As at 31 December 2003, undrawn facilities under the Fairfield loan amounted to €2.7 million ($3.4 million), on which no fees are payable.

b)    This US dollar denominated loan represents amounts owing to Indexia Holdings Limited, a company connected with Sir Anthony O'Reilly (Note 23). The loan is unsecured and bears interest at 8%.

c)    The maturity analysis of ARCON Group's loan and lease obligations can be analysed as follows:
		2003
	Fairfield	Indexia	Lease
	€'000	€'000	€'000
Within one year	4,751	—	411
Between one and two years	4,745	—	274
Between two and five years	2,057	1,836	—
	11,553	1,836	685

15 Provision for Liabilities and Charges — Site Restoration Provision

€'000
Balance 1 January 2003	4,530
Revision of site restoration costs	107
Unwinding of discount	—
Site restoration expenditure	(81)
Balance 31 December 2003	4,556

16 Called up share capital and share premium

€'000
Authorised
2,162,488,340 Ordinary shares of €0.01	21,625
287,502,332 Deferred shares of €0.05	14,375
36,000

The Deferred shares do not entitle the shareholder to receive a dividend or other distribution, do not entitle the shareholder to receive notice of or vote at any general meeting of ARCON, and do not entitle the shareholder to any proceeds on a return of capital or winding up of ARCON. ARCON has been authorised to transfer the shares on behalf of the shareholders without payment and is authorised to cancel the deferred shares subject to the approval of the High Court.

Issued and fully paid ordinary shares:
		Share Capital	Share Premium
	Number	€'000	€'000
Balance, 1 January 2003	1,581,262,825	30,189	77,608
Share issue	158,120,000	1,581	4,111
Share issue costs	—	—	(360)
Balance, 31 December 2003	1,739,382,825	31,770	81,359

In September 2003, ARCON issued 158,120,000 new Ordinary shares of €0.01 each at a price of €0.036 cent per share to raise in aggregate €5.7 million before expenses. The shares were placed primarily with UK institutions to finance capital expenditure, the ongoing exploration programme and general working capital.

Share option schemes

Under the staff share option schemes, the Directors, at their discretion, may grant options over ordinary shares to permanent employees and Directors at the higher of par and market value on the date the option is granted. Options may be exercised at any time within the subsequent ten-year period.

Eligible employees were granted options over 6,950,000 shares at €0.029 and 100,000 shares at €0.04 per share during 2003, while options over 1,773,078 shares expired or were relinquished during 2003.

At 31 December 2003 options over 47,798,472 shares remained outstanding at subscription prices ranging from €0.029 to €0.51878, which expire at varying dates up to October 2013.

17 Pension arrangements

ARCON Group operates a number of externally funded defined contribution pension schemes to satisfy the pension arrangements in respect of certain employees.

The pension cost charged for 2003 was €236,000 (2002: €305,000; 2001: €199,000). ARCON Group's balance sheet includes accrued pension costs of €77,091.

18 Financial instruments and risk management

(a) Interest rate profile

ARCON Group pays interest on its US dollar denominated Fairfield facility and Indexia loan and the interest rate is fixed at 8% per annum.

(b) Maturity of financial liabilities

The maturity of ARCON Group's financial liabilities is disclosed in Note 14.

(c) Fair values of financial assets and liabilities

Set out below is a comparison by category of book values and fair values of ARCON Group's financial assets and liabilities at 31 December 2003:
	Book	Fair
	Value	Value
	€'000	€'000
Fairfield facility
— short term	4,751	4,751
— long term	6,802	6,802
Indexia loan	1,836	1,836
Cash, net	3,880	3,880

(d) Borrowing facilities

ARCON Group had undrawn committed borrowing facilities of €2.7 million (US$3.4 million) on the Fairfield facility at 31 December 2003.

(e) Gains and losses on hedges

At 31 December 2003, ARCON Group had foreign currency purchase options outstanding of $8 million, which expire at various dates in the period to April 2004. The net unrealised gain of these contracts approximated €180,000 at 31 December 2003. There were no forward purchase contracts outstanding at 31 December 2002.

19 Commitments and contingencies a) Mine closure and other bonds

Bank bonds totalling €10.9 million have been issued on behalf of ARCON Mines Limited in respect of obligations to the Minister for Communications Marine and Natural Resources and to Kilkenny County Council. These bonds are secured by a guarantee from Sir Anthony O'Reilly for an amount of €6.6 million which may remain until 2008 and restricted cash deposits of €2.5 million, included in ARCON Group's cash balances of €3.9 million at 31 December 2003.

b) Operating leases

Annual commitments under non cancellable operating leases relating to plant and equipment are as follows:
2003
€'000
Operating leases which expire
Within one year	100
Between two and five years	77
177

20 Reconciliation of operating loss to net cash outflow from operating activities
2003
€'000
Operating loss	(8,637)
Depreciation	4,129
Increase in debtors	(359)
Decrease in stocks	224
Increase in creditors	1,555
Net cash outflow from operating activities	(3,088)

21 Analysis of net debt

	1 January		31 December
	2003	Movement	2003
	€'000	€'000	€'000
Cash at bank and in hand	1,817	2,063	3,880
Fairfield facility	(8,178)	(3,375)	(11,553)
Indexia loan	(2,043)	207	(1,836)
Net debt	(8,404)	(1,105)	(9,509)

22 Reconciliation of net cash flow to movement in net debt

2003
€'000
Increase in the year	2,063
Draw down of Fairfield and Indexia loans	(4,457)
Rolled up interest	(1,050)
Translation adjustment	2,339
(3,168)
Movement in net debt in 2003	(1,105)
Net debt, at 1 January	(8,404)
Net debt, at 31 December	(9,509)

23 Related party transactions

During 2003 the ARCON Group entered into a number of transactions either directly with Sir Anthony O'Reilly, who now controls 65.17% of the company or with companies associated with him. Details of these are as follows:

  Two companies associated with Sir Anthony O'Reilly, Fairfield Holdings Limited and Indexia Holdings Limited, have provided long term funding to the ARCON Group totaling €13.4 million at 31 December 2003. The maximum and minimum amounts advanced from these companies during 2003 amounted to €13.4 million and €10.2 million respectively. Further details of this debt are set out in Note 14 to the financial statements.

  Sir Anthony O'Reilly has guaranteed €6.6 million bank bonds in respect of the company's obligations to the Minister for Communication, Marine and Natural Resources and Kilkenny County Council, as set out in Note 19 to the financial statements.

PART B: Unaudited Preliminary Results For The Twelve Months Ended 31 December 2004

Preliminary Results for the year ended 31 December 2004

18 March 2005 — The Board of ARCON International Resources Plc (''ARCON'') is pleased to announce its unaudited Preliminary Results for the year ended 31 December 2004, reporting:

  A 31% increase in concentrate sold from 120,421 dmt in 2003 to 157,862 dmt in 2004, comprising 133,148 dmt zinc concentrate and 24,714 dmt lead concentrate, benefiting from the upgrading of the lead circuit in May 2004.

  Final planning permission to develop and mine the high grade ''R'' zone orebody received.
  New annual royalty rates of 1.25% (turnover less transport costs) from March 2001 to June 2006 and 1.75% thereafter agreed with Irish Government.
  A 67% increase in turnover to €37.3 million.
  EBITDA of €7 million compared to an EBITDA loss of €4.5 million in 2003.
  Profit of €1.4 million compared to a loss of €9.7 million in 2003.

Commenting on the year end results this morning ARCON's Chief Executive, Peter Kidney, said ''ARCON has continued to make further progress and is pleased to report a net profit of €1.4 million for the year''.

The improvement in ARCON's results has occurred despite a number of once off operational issues at the mine which curtailed short term production. Fortunately by year end these issues had been satisfactorily resolved.

The average LME zinc price during the year was $1,044 ($828 — 2003) a rise of 26.5%, the impact of which was reduced by a further weakening of the US$/€ exchange rate from $1.13/€ to $1.24/€ with a consequential change in the average Euro equivalent LME zinc price to €842/mt (2004) compared to €732/mt (2003).

Strong demand for zinc began to impact zinc prices in 2005 with a rise in the LME zinc price to an excess of $1,400 mt recently. A shortage of zinc concentrate on world markets is expected to result in a further reduction in zinc treatment charges in 2005 and 2006.

ARCON is continuing to focus on further improvements in production volumes at Galmoy while at the same time continuing with its exploration programme in the Galmoy area with a view to extending the Galmoy mine life beyond 2010.

On 3 March 2005, ARCON announced that it had received an approach from Lundin Mining to the effect that Lundin Mining intended to make a merger offer to ARCON. This matter is being actively considered by the Independent Directors of ARCON who will advise shareholders of their recommendation as soon as possible.

ARCON International Resources P.l.c

CONSOLIDATED PROFIT AND LOSS ACCOUNT
	for the year ended
	31 December
	2004	2003
	€'000	€'000
Gross value of metal sold	69,888	45,470
Smelting charges and deductions	(32,558)	(23,115)
Turnover	37,330	22,355
Production costs	(23,525)	(21,440)
Depreciation	(4,193)	(4,121)
Cost of sales	(27,718)	(25,561)
Gross profit/(loss)	9,612	(3,206)
Operating expenses	(6,698)	(5,201)
Mineral exploration costs	(146)	(230)
Operating profit/(loss)	2,768	(8,637)

Interest receivable and similar income	102	52
Interest payable and similar charges	(1,430)	(1,097)
Profit/(loss) on ordinary activities before taxation	1,440	(9,682)
Tax on Profit/(loss) on ordinary activities	—	—
Retained profit/(loss) for the year	1,440	(9,682)
Profit and loss account, at beginning of year	(105,147)	(95,465)
Profit and loss account, at end of year	(103,707)	(105,147)

Profit/(loss) Per Ordinary Share, basic and diluted	€0.008	€(0.06)

ARCON International Resources P.l.c

BALANCE SHEETS AT 31 DECEMBER	Group		Company
	2004	2003	2004	2003
	€'000	€'000	€'000	€'000
Fixed assets
Mineral interests	17,774	19,251	361	354
Tangible assets	9,077	8,767	11	21
Financial assets	—	—	48,034	47,985
	26,851	28,018	48,406	48,360
Current assets
Stocks	1,762	930		—
Debtors	1,467	1,531	83	59
Cash at bank and in hand	4,028	3,880	335	1,241
	7,257	6,341	418	1,300
Creditors: Amounts falling due within one year	(15,348)	(14,457)	(1,099)	(1,440)
Net current liabilities	(8,091)	(8,116)	(681)	(140)
Total assets less current liabilities	18,760	19,902	47,725	48,220
Creditors: Amounts falling due after more than
one year	(6,669)	(8,912)	(14,346)	(14,336)
Provision for liabilities and charges	(5,196)	(4,556)	—	—
Net assets	6,895	6,434	33,379	33,884

Capital and reserves
Called up share capital	31,770	31,770	31,770	31,770
Capital conversion reserve	1,002	1,002	1,002	1,002
Share premium	81,359	81,359	81,232	81,232
Profit and loss account	(103,707)	(105,147)	(80,625)	(80,120)
Foreign currency translation reserve	(3,529)	(2,550)	—	—
Shareholders' funds — equity	6,895	6,434	33,379	33,884

ARCON International Resources P.l.c

CONSOLIDATED CASH FLOW STATEMENT
	for the year ended
	31 December
	2004	2003
	€'000	€'000
Net cash inflow/(outflow) from operating activities	5,428	(3,088)

Returns on investments and servicing of finance:
Interest received	79	26
Interest paid	(563)	(73)

	(484)	(47)

Taxation

Capital expenditure and financial investment
Expenditure on mineral interests	(1,379)	(2,742)
Purchase of tangible fixed assets	(2,711)	(1,290)
Cash paid for restoration costs	(68)	(81)
Sale of assets	97	—

	(4,061)	(4,113)

Net cash inflow/(outflow) before use of liquid resources and financing	883	(7,248)

Financing
Proceeds from issue of share capital, net	—	5,332
Finance lease payments	(529)	(478)
Fairfield Facility	(206)	4,457

	(735)	9,311

Increase in cash in the year	148	2,063

Notes

1.    The attached financial statements for the year ended 31 December, 2004 were reviewed by the Directors on 16 March, 2005. There have been no changes in accounting policy during the year.

2.    Profit (loss) per ordinary share has been restated for the share consolidation effected in August 2004.

APPENDIX IV

ILLUSTRATIVE FINANCIAL EFFECTS OF ACCEPTANCE OF THE OFFER

The following table sets out, FOR ILLUSTRATIVE PURPOSES ONLY AND ON THE BASES AND ASSUMPTIONS SET OUT BELOW, the potential financial effects of acceptance of the Merger Offer on capital value and gross income for an accepting ARCON Shareholder if the Merger Offer becomes or is declared unconditional in all respects.

	Notes
(a) Increase in capital value
Market value of 100 ARCON Shares	(i)	€46.00
Cash consideration for every 100 ARCON Share	(ii)	€27.08
Value of 3.2196 Lundin Mining SDRs	(iii),(iv)	€25.15
Total value of consideration		€52.23
Increase in capital value		€6.23
This represents an increase in capital value of approximately		13.54%

	Notes
(b) Increase in gross income
Gross income on 100 ARCON Shares	(v)	Nil
Gross income from 3 Lundin Mining SDRs	(vi)	Nil
Gross income from reinvestment of cash consideration	(vii)	€0.95
Total gross income from consideration		€0.95
Increase in gross income		€0.95

Notes

(i)    The value of one ARCON Share is based on the Closing Price per ARCON Share of  €0.46 on 16 March 2005 (being the last practicable date prior to the issue of this document).

(ii)    The cash consideration is based on the euro equivalent per ARCON Share of US$0.362198 in cash per ARCON Share based on the US$/€ exchange rate of US$1:€0.74778 on 16 March 2005.

(iii) The value for each Lundin Mining SDR is based on the Closing Price per Lundin Mining SDR of SEK71 on 16 March 2005 (being the last practicable date prior to the issue of this document) converted to euro based on the SEK1:70.11001 exchange rate on 16 March 2005.

(iv)  This includes the value of any fractional entitlements to Lundin Mining SDRs which, under the terms of the Merger Offer, will not be allocated, but will be aggregated and sold in the market for the benefit of the relevant ARCON Shareholders.

(v)    ARCON has paid no dividends.

(vi)   Lundin Mining has paid no dividends. Fractional entitlements to Lundin Mining SDRs will not be allocated under the Merger Offer. (vii) This is an illustrative reinvestment assumption only. The gross income from the re-investment of the cash consideration has been calculated on the assumption that the cash is re-invested so as to yield 3.51% per annum, being the longest dated euro-denominated Irish Government bond with a maturity of April 2013, as obtained from the Financial Times on 16 March 2005 (the last practicable date prior to the issue of this document).

(viii) No account has been taken of any potential liability to taxation.

(ix)   No assumption has been made with respect to the Cash Alternative.

APPENDIX V

SUMMARY OF THE GENERAL TERMS AND CONDITIONS OF LUNDIN MINING SDRS AND
THE RIGHTS AND RESTRICTIONS ATTACHING TO LUNDIN MINING SHARES

PART 1: GENERAL TERMS AND CONDITIONS OF LUNDIN MINING SDRS
(''General Terms and Conditions'')

Lundin Mining has entered into a custodial arrangement with E. Öhman J:or Fondkommission AB (hereinafter referred to in this Part 1 of Appendix V as ''Öhman '') whereby Öhman, on behalf of shareholders, holds Lundin Mining Shares (hereinafter referred to in this Part 1 of Appendix V as the ''Shares'') in a depositary account and issues one Swedish Depository Receipt (''SDR'') for each Share deposited in accordance with these General Terms and Conditions. The SDRs are registered with VPC AB (hereinafter referred to in this Part 1 of Appendix V as ''VPC'') and are listed on the O-list at the Stockholm Stock Exchange.

1. Deposit of Shares and registration, etc.

(a)    The Shares, represented by registration in an account based system, are deposited on behalf of holders of SDRs, with a Canadian bank (the ''Canadian Deposit Bank''). For each deposited Share, Öhman shall create one SDR. A ''SDR Holder'' as set forth in these General Terms and Conditions means an owner of SDRs or the owner's nominee.

(b)    The deposit of Shares shall be governed by these General Terms and Conditions.

(c)    The SDRs shall be registered in VPC Register. No certificates representing the SDRs will be issued.

2. Transfer Restrictions

Öhman and the Canadian Deposit Bank may refuse to accept Shares for deposit under these General Terms and Conditions if the transfer of such Shares is restricted pursuant to Canadian, Swedish or any other applicable legislation or stock exchange rules in order to observe and comply with such restrictions, or otherwise in the custodian's own discretion in order to comply with Swedish, Canadian or other applicable securities laws or stock market regulations.

3. Deposit and withdrawal of Shares

(a)    Following payment of any and all taxes and fees payable in connection with a deposit of Shares, the Shares may be delivered for deposit to Öhman or the Canadian Deposit Bank under these General Terms and Conditions provided no impediment exists thereto in accordance with Swedish or foreign law, or decisions of governmental authorities. In connection herewith, the depositor shall provide the necessary information to Öhman relating to the shareholder's or nominee's name, address, and securities account (''VP Account'') in which the SDRs shall be registered.

(b)   Following payment of any and all taxes and fees payable in connection with a withdrawal of Shares, the Shares may be withdrawn from deposit provided no impediment exists thereto in accordance with Swedish or foreign law, or decisions of governmental authorities. The Shares will be transferred to a deposit account designated by the SDR Holder or as agreed between Öhman and the SDR Holder following the re-registration of the Shares and the deregistration of the corresponding SDRs in the VPC Register.

(c)   Öhman shall be entitled to compensation from the SDR Holders for the fees and costs which arise in conjunction with the deposit or withdrawal of Shares and/or issuance of SDRs as set forth in this paragraph 3, in accordance with the price list applied by Öhman from time to time.

(d)   Deposits and withdrawals of Shares and registrations in the VPC Register resulting therefrom take place in accordance with the practices applied by Öhman from time to time and may be temporarily postponed or declined, during any period when the VPC Register or the share ledger of Lundin Mining is closed, or if such action is deemed necessary or advisable by Lundin Mining or Öhman.

4. Transfer and pledge, etc.

(a)    For as long as the Shares are deposited, they may only be transferred or pledged by registration in the VPC Register of the transfer or pledge of the SDRs by an authorised account operating institute (Sw: kontoförande institut) (with whom the SDR Holder holds a VP Account) or, in the event that the SDRs are registered in the name of a nominee, by notification to the nominee. In order for a transfer or pledge to be approved by Lundin Mining, it must not be in violation of rules and regulations on restrictions on transferability that may arise under Swedish, Canadian or other applicable legislation, applicable stock exchange rules or Lundin Mining's articles of incorporation and by-laws. Until the expiry of such period as has been determined by Lundin Mining and Öhman in accordance with applicable legislation, SDR Holders may not transfer SDRs or, after withdrawal of Shares as above, Shares represented thereby, other than in accordance with applicable transfer restrictions. With respect to any transfer and pledge of SDRs, the provisions set forth in Chapter 6 of the Swedish Financial Instruments Registration Act 1998: 1479 shall apply.

(b)    Any registrations in the VPC Register which are necessary to accurately reflect the transfer of SDRs may, under specific circumstances, be postponed or declined during a time period deemed necessary by Lundin Mining or Öhman.

5. Record Date

Öhman shall in consultation with VPC and Lundin Mining fix a date (the ''Record Date'') which shall be applied by Öhman for the determination of which SDR Holders are, vis-`a-vis Öhman, entitled to receive dividends in cash, shares, rights, or any other property or any proceeds thereof (if the property was sold by Öhman in accordance with these General Terms and Conditions), to submit voting instructions or a proxy for shareholders' meetings or otherwise exercise any rights held by shareholders of Lundin Mining. When practically possible, it is the intention of Lundin Mining and Öhman that the Record Date in Sweden for dividends and other rights as set forth above shall correspond to the Record Date in Canada.

6. Dividends and taxes

(a)    At present Lundin Mining does not intend to declare or pay dividends in the foreseeable future. If and when any dividends are declared, Öhman and Lundin Mining shall use all reasonable efforts to enter into appropriate arrangements with VPC in order to enable distribution of dividends to SDR Holders. Distribution to SDR Holders is subject to such arrangements being put in place and would be payable net of applicable withholding taxes.

(b)    In connection with any distribution to SDR Holders, Lundin Mining, Öhman and VPC or any of their respective agents, as appropriate, will remit to the appropriate governmental authority or agency all amounts (if any) required to be withheld or charged, according to Canadian, Swedish or other applicable tax laws, by Öhman or VPC or any of their respective agents and owing to such authority or agency. Öhman shall provide VPC with such information regarding amounts withheld as VPC requires in accordance with its agreement with the VPC.

(c)    Öhman shall in consultation with Lundin Mining and VPC, determine the manner in which dividends in property other than cash shall be distributed to the SDR Holders. This may entail the sale of the property with the sales proceeds, following deduction for sales costs and taxes, distributed to the SDR Holders.

7. Bonus issues, splits, or consolidations of shares

(a)    Öhman shall accept delivery of Shares as a result of bonus issues and give effect to splits or consolidations of Shares as promptly as possible and shall ensure that necessary registration measures are taken on VP Accounts belonging to the SDR Holders or rights holders who are entitled to receive such Shares.

(b)    Anyone registered in the VPC Register on the Record Date as SDR Holder or holder of rights with respect to the measure in question shall be entitled to participate in the bonus issue, split or consolidation subject to these General Terms and Conditions.

(c)    Any taxes levied will be handled in the manner set forth in paragraph 6(c) of this Appendix V.

8. New issues, etc.

(a)    Öhman shall inform the SDR Holders of new issues of shares, debentures or other rights to holders of Shares, where the SDR Holders are entitled (in accordance with resolutions by Lundin Mining and

Swedish law) to subscribe for such shares, debentures or other rights as well as other offerings from Lundin Mining directed to the shareholders.

(b)    If the SDR Holders are not entitled to participate in the issue or the offering to the shareholders in accordance with paragraph 8(a) of this Appendix V or if it is not practically and economically feasible for the SDR Holders to participate, Öhman shall be entitled to sell such rights on behalf of the SDR Holders and distribute the net proceeds received, if any, to the SDR Holders after deduction for any costs, fees and taxes.

9. Fractional rights

(a)    Öhman will not accept deposits of fractional Shares, exchange SDRs for fractional Shares or accept an odd number of fractional scrip rights (i.e. such number which does not entitle the SDR Holder to receipt of a whole number of Shares or SDRs).

(b)   Where an SDR Holder would otherwise be entitled to receive fractional Shares or an odd number of fractional scrip rights or a fraction of a Share as a result of dividends or otherwise, Öhman and Lundin Mining may agree that Öhman shall sell such fractional Shares or SDRs or fractional rights, etc., and distribute the received net proceeds, if any, to the SDR Holders after deduction for any costs, fees and taxes.

10. Voting at shareholders meetings, etc.

(a)    As soon as possible after Öhman has received notice of a meeting of shareholders of Lundin Mining, Öhman shall notify the SDR Holders of the shareholders meeting. The notification shall be issued through a press release and shall be made available on Öhman's web site. The notification shall include (i) the contents set forth in the notice which Öhman has received from Lundin Mining, (ii) the Record Date for the SDR Holders determined in accordance with section 5 of this Appendix V, and (iii) instructions regarding any measures to be taken by the SDR Holder in order to vote for Shares represented by SDRs. Öhman shall, in due time prior to the shareholders meeting, seek voting instructions from the SDR Holders who are recorded in the VPC Register on the Record Date and have notified Öhman of their intention to deliver voting instructions for the shareholders meeting. Such voting instructions shall be compiled by Öhman and forwarded to the Canadian Deposit Bank, in the form directed by the Canadian Deposit Bank, together with a list of the SDR Holders from whom such instructions have been obtained.

(b)    According to applicable Canadian corporate and securities laws generally, notice to attend a shareholders' meeting must be sent by Lundin Mining at least 25 days before the record date for the meeting and no more than 60 days before the date of the meeting. The record date for a shareholders' meeting must be no fewer than 30 days or more than 60 days before the date of the meeting.

(c)    Öhman undertakes not to vote or otherwise represent Shares for which the SDR Holder has not provided voting instructions.

11. Notices

(a)    Öhman shall ensure that notices to SDR Holders pursuant to these General Terms and Conditions are dispatched to the SDR Holders and other rights holders who are registered in the VPC Register as entitled to receive notices in accordance with the Swedish Financial Instruments Registration Act (1998: 1479).

(b)    Written notices shall be sent by Öhman by mail to authorised persons in accordance with paragraph 11(a) of this Appendix V to the address listed in the VPC Register. Öhman may, instead of mailing notices, publish the notice in a daily national newspaper in cases where a company registered in the VPC Register is entitled to give notices in such a manner.

12. Trading in SDRs

Trading in SDRs is intended to take place on the O-list of the Stockholm Stock Exchange, with Öhman as Lundin Mining's sponsor. Information regarding the commencement of trading on the O-list and any decision to transfer the trading to another Swedish regulated marketplace shall be announced in advance by Lundin Mining and Öhman.

13. Fees and costs

Öhman's costs and fees for administration of the deposit account for Shares and the services rendered by VPC shall be the responsibility of Lundin Mining unless otherwise set forth in these General Terms and Conditions.

14. Replacement of custodian bank

In the event Lundin Mining decides to retain another securities institution as custodian bank in lieu of Öhman, Öhman shall transfer all of Öhman's rights and obligations vis-`a-vis the SDR Holders pursuant to these General Terms and Conditions and shall deliver the Shares to the new custodian bank. Any replacement of the custodian bank must be notified to VPC for approval and shall be carried out not later than six months following the time at which notification regarding the replacement of the custodian bank is sent to SDR Holders in accordance with paragraph 11 of this Appendix V.

15. Amendments to these General Terms and Conditions

Subject to approval by Lundin Mining, Öhman shall be entitled to amend these General Terms and Conditions where such amendment is necessary in order for these Terms and Conditions to comply with Swedish, Canadian or other applicable law, stock market rules, decisions of governmental authorities or amendments to VPC's rules and regulations. Öhman and Lundin Mining are entitled to jointly decide to amend these General Terms and Conditions where, for other reasons, it is deemed appropriate or necessary, provided in all cases that the SDR Holders' rights are not prejudiced in any material respect. Öhman shall notify the SDR Holders in the manner set forth in paragraph 11 of any decision to amend the General Terms and Conditions.

16. Information regarding SDR Holders

(a)   Öhman retains the right to request information from VPC regarding the SDR Holders' ID or corporate registration number, name, address and the number of SDRs held, and to submit such information to Lundin Mining.

(b)    Öhman and Lundin Mining are entitled to provide information regarding the SDR Holders and their holdings to the Canadian Deposit Bank and such parties who perform share registration duties or to governmental authorities, provided that the obligation to submit such information is prescribed by Swedish or other applicable foreign law. The SDR Holders shall be obliged, upon request, to provide Öhman with such information.

(c)    Öhman and Lundin Mining shall be entitled to provide information regarding the SDR Holders and their holdings to governmental authorities in connection with restitution and refund of paid taxes, to the extent required.

(d)    Öhman and Lundin Mining are entitled to submit and publish information regarding the SDR Holders to the extent required by the O-list of the Stockholm Stock Exchange or other authorised market place or governing regulatory authorities.

17. Limitation of liability

(a)    With respect to the obligations incumbent on them hereunder, Öhman, the Canadian Deposit Bank, Lundin Mining and VPC shall not — in the case of VPC taking into account the provisions of the Swedish Financial Instruments Registration Act (1998: 1479) — be liable for damage as a result of Swedish or foreign legislation, the actions of Swedish or foreign governmental authorities, acts of war, strikes, blockades, boycotts, lockouts, or other similar circumstances. The reservation with respect to strikes, blockades, boycotts, and lockouts shall apply notwithstanding that Öhman, the Canadian Deposit Bank, Lundin Mining or VPC itself undertakes, or is an object of, such measures.

(b)    If Öhman, the Canadian Deposit Bank, Lundin Mining or VPC shall be prevented from making payments or taking any other action due to the circumstances set forth in paragraph 17(a) above, such action may be deferred until the hindrance has ceased to exist.

(c)    Neither Öhman, the Canadian Deposit Bank, Lundin Mining nor VPC shall be liable for damages, losses, costs or expenses suffered or incurred by SDR Holders arising where Öhman, the Canadian Deposit Bank, Lundin Mining or VPC have exercised reasonable prudence. Neither Öhman, the Canadian Deposit Bank, Lundin Mining nor VPC shall be liable for indirect damages or lost profits.

(d)    Neither Öhman, the Canadian Deposit Bank, Lundin Mining nor VPC shall be liable for losses or damages which the SDR Holders suffer due to the fact that a certain dividend, right, notice or other entitlement, which accrues to shareholders of Lundin Mining cannot, due to technical, legal or other reasons beyond the control of the abovementioned parties, be distributed or otherwise transferred or provided to those SDR Holders registered in the VPC Register on a timely basis or at all.

18. Termination

(a)    Öhman shall terminate the deposit of Shares by notice to the SDR Holders pursuant to paragraph 11 if:

(i)    Lundin Mining has resolved to no longer have Shares being represented by SDRs in accordance with these General Terms and Conditions;

(ii)   Lundin Mining removes Öhman as custodian in accordance with the custodian agreement governing the custodial arrangement entered into between Lundin Mining and Öhman (the ''Custodian Agreement'');

(iii)  VPC terminates the agreement concerning the registration of SDRs; or

(iv) Lundin Mining applies for reorganisation, bankruptcy, liquidation, or other similar procedure, or where such a procedure commences upon application by third parties, provided, however, that Öhman shall assign its rights and obligations as custodian under the Custodian Agreement to a new custodian approved by Lundin Mining and VPC in which event the deposit of shares represented by SDRs may be maintained.

(b)    If Öhman terminates the deposits of Shares in accordance with paragraph 18(a), these General Terms and Conditions shall continue to apply for a period of six months from the day the notice of termination was sent or from the day notice of termination is published in a daily national newspaper.

(c)    In cases other than those set forth in paragraph 18(a), Öhman is entitled to terminate the deposits of Shares by notification to the SDR Holders, such termination to take effect twelve months from the date set forth in section 18(b) or that earlier date, however not less than six months from the said day, as agreed between Öhman and Lundin Mining provided, however, that Öhman shall assign its rights and obligations as custodian under the Custodian Agreement to a new custodian approved by Lundin Mining and VPC in which event the deposit of shares represented by SDRs may be maintained.

(d)    In the notice of termination, Öhman shall set forth the Record Date upon which Öhman shall de-register all the SDRs in the VPC Register. Immediately following the deregistration, Öhman shall deliver the Shares as instructed by the SDR Holders. If any SDR Holder has not instructed Öhman accordingly, Öhman shall have the right to sell the Shares represented by such SDRs and pay received proceeds to the SDR Holder after deduction for any costs, fees and taxes. Notwithstanding the foregoing, if a new custodian is appointed as contemplated above, the SDRs shall remain registered and Shares represented by SDR shall be re-registered to reflect the new custodian.

19. Applicable law

(a)    Interpretation and application of these General Terms and Conditions shall be pursuant to Swedish law.

(b)    Disputes regarding these General Terms and Conditions or resulting from conditions related to the legal relationships hereunder shall be settled by the court of general jurisdiction and the action shall be brought in Stockholm District Court (Stockholms tingsrätt), Sweden.

PART 2: THE RIGHTS AND RESTRICTIONS ATTACHING TO LUNDIN MINING SHARES

Lundin Mining is a corporation organized under the Canada Business Corporations Act (the ''CBCA''). The following is a summary of the rights of shareholders of Lundin Mining (in Part 2 of this Appendix V the ''Shareholders'') based upon current Canadian legislation and the Lundin Mining Articles of Association. The summary is of a general nature only and is not exhaustive of all potentially relevant provisions of Canadian law or the Lundin Mining Articles of Association.

1. Voting at Shareholder Meetings

Under Canadian law a shareholder is not required to be registered in the register of shareholders of the corporation in order to vote at a shareholders meeting. Shareholders who are registered in register of shareholders and hold shares for their own account may vote such shares in person or through a nominee by submitting a proxy to the nominee with voting instructions. Such nominee is then required to vote according to the instructions noted on the proxy. Shareholders who hold their shares through nominees (and therefore do not appear on the register of shareholders of the corporation) are entitled to vote through their nominees by submitting the appropriate voting instructions to the nominee. Such nominees are then required to vote according to the instructions provided by such shareholders.

2. Vote Required for Extraordinary Transactions

Under the CBCA, certain extraordinary corporate actions, such as certain amalgamations, (if ordered by a court) arrangements, continuances and sales, leases or exchanges of all or substantially all of the property of a corporation other than in the ordinary course of business are, and other extraordinary corporate actions such as dissolutions and liquidations may be, required to be approved by a special resolution. A special resolution (in this Appendix V a ''Special Resolution'') is a resolution passed at a meeting by not less than two-thirds of the votes cast by the shareholders who voted in respect of that resolution. In certain cases, a Special Resolution to approve an extraordinary corporate action is also required to be approved separately by the holders of a separate class or series of shares.

3. Amendment to Governing Documents

Under the CBCA, any amendment to the articles generally requires approval by Special Resolution. The CBCA provides that unless the articles or by-laws otherwise provide, the directors may, by resolution, make, amend or repeal any by-laws that regulate the business or affairs of a corporation. Where the directors make, amend or repeal a by-law, they are required under the CBCA to submit the by-law, amendment or repeal to the shareholders at the next meeting of shareholders, and the shareholders may confirm, reject or amend the by-law, amendment or repeal by an ordinary resolution (in this Appendix V, an ''Ordinary Resolution''), which is a resolution passed by a majority of the votes cast by shareholders entitled to vote on the resolution.

4. Dissenters' Rights

The CBCA provides that shareholders of a Canadian corporation entitled to vote on certain matters are entitled to exercise dissent rights and to be paid the fair value of their shares in connection therewith. The CBCA does not distinguish for this purpose between listed and unlisted shares. Such matters include: (a) any amalgamation with another corporation (other than with certain affiliated corporations); (b) an amendment to the corporation's articles to add, change or remove any provisions restricting the issue, transfer or ownership of shares; (c) an amendment to the corporation's articles to add, change or remove any restriction upon the business or businesses that the corporation may carry on; (d) a continuance under the laws of another jurisdiction; (e) a sale, lease or exchange of all or substantially all the property of the corporation other than in the ordinary course of business; (f) a going-private transaction or a squeeze-out transaction; (g) a court order permitting a shareholder to dissent in connection with an application to the court for an order approving an arrangement proposed by the corporation; and (h) certain amendments to the articles of a corporation which require a separate class or series vote, provided that a shareholder is not entitled to dissent if an amendment to the articles is effected by a court order approving a reorganization or by a court order made in connection with an action for an oppression remedy.

5. Oppression Remedy

The CBCA provides an oppression remedy that enables the court to make any interim or final order it sees fit to rectify the matters complained of where upon application by a Complainant (as defined below) it is satisfied that any act or omission of the corporation or an affiliate effects a result, the business or affairs of the corporation or an affiliate are or have been carried on or conducted in a manner, or the powers of the directors of the corporation or an affiliate are or have been exercised in a manner, that is oppressive or unfairly prejudicial to or that unfairly disregards the interest of any security holder, creditor, director or officer. A complainant (in this Appendix V, a ''Complainant'') includes a present or former registered holder or beneficial owner of securities of a corporation or any of its affiliates, a present or former officer or director of the corporation or any of its affiliates, the director appointed under the CBCA to carry out certain duties and exercise the powers and any other person who in the discretion of the court is a proper person to make such an application.

6. Derivative Action

Under the CBCA, a Complainant may apply to a court for leave to bring an action in the name of and on behalf of a corporation or any subsidiary, or to intervene in an existing action to which any such body corporate is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the body corporate. No action may be brought and no intervention in an action may be made unless the court is satisfied that: (a) the complainant has given notice to the directors of the corporation or its subsidiary of the Complainant's intention to apply to the court not less than 14 days before bringing the application, or as otherwise order by the court, if the directors of the corporation or its subsidiary do not bring, diligently prosecute or defend or discontinue the action; (b) the Complainant is acting in good faith; and (c) it appears to be in the interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued. The court may at any time make any order it thinks fit including: (a) an order authorizing the complainant or any other person to control the conduct of the action; (b) an order giving directions for the conduct of the action; (c) an order directing that any amount adjudged payable by a defendant in the action shall be paid, in whole or in part, directly to former and present security holders of the corporation or its subsidiary instead of the corporation or its subsidiary; and (d) an order requiring the corporation or its subsidiary to pay reasonable legal fees incurred by the Complainant in connection with the action.

7. Shareholder Meetings

Under the CBCA, shareholder action without a meeting may only be taken by written resolution signed by all shareholders who would be entitled to vote thereon at a meeting. Special meetings of shareholders may be called by the board of directors or, in certain circumstances, requisitioned by holders of not less than 5 percent of the issued shares or ordered by a court.

8. Director Qualifications

Under the CBCA, a distributing corporation must have not fewer than three directors, at least two of whom are not officers or employees of the corporation or its affiliates and at least 25 percent of the directors must be resident Canadians. The directors are elected at the annual meeting of Lundin Mining shareholders for a term generally expiring at the end of the next annual meeting. Under the CBCA, the directors may, if the articles so provide, appoint one or more additional directors, who shall also hold office for a term expiring at the end of the next annual meeting, provided that the total number of directors so elected shall not exceed one third of the number of directors elected at the previous annual meeting. The Lundin Mining Articles provide that the Lundin Mining Board shall consist of not fewer than 3 and not more than 9 directors. Lundin Mining currently has 7 directors.

9. Fiduciary Duties of Directors

Directors of corporations governed by the CBCA have fiduciary obligations to the corporation. Under the CBCA, the duty of loyalty requires directors to act honestly and in good faith with a view to the best interests of the corporation, and the duty of care requires that the directors exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

10. Indemnification of Officers and Directors

Under the CBCA, a corporation may indemnify a director or officer, a former director or officer or a person who acts or acted at the corporation's request as a director or officer of another entity (an ''Indemnifiable Person''), against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgement, reasonably incurred by him or her in respect of any civil, criminal, administrative investigative action or proceeding in which he or she is involved because of that association with the other corporation or other entity, if: (a) he or she acted honestly and in good faith with a view to the best interests of such corporation or other entity; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful. A person who would otherwise have qualified as an Indemnifiable Person, but who was not indemnified by the corporation is entitled to indemnity from the corporation in respect of all costs, charges and expenses incurred by him or her if he or she was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done and fulfilled the conditions set out in (a) and (b), above. A corporation may, with the approval of a court, also indemnify an Indemnifiable Person in respect of an action by or on behalf of the corporation or other entity to procure a judgement in its favour, to which such person is made a party because of the individuals association with the corporation or other entity against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if he or she fulfils the conditions set out in (a) and (b) above. The Lundin Mining by-laws provide for indemnification of directors and officers to the fullest extent authorized by the CBCA.

11. Pre-Emptive Rights

Under the CBCA, if the articles of a corporation so provide, no shares of a class are to be issued unless the shares have first been offered to the shareholders holding shares of that class, and those shareholders have a pre-emptive right to acquire the offered shares in proportion to their shareholdings of that class, at the price and on the terms as those shares are to be offered to others. However, despite what is provided for in the articles, no pre-emptive rights exist in respect of shares issued for consideration other than money, as a share dividend or pursuant to the exercise of conversion privileges, options or rights previously granted by the corporation.

12. Dividends

Under the CBCA, a corporation is not entitled to declare or pay a dividend if there are reasonable grounds for believing that the corporation is, or would after the payment be, unable to pay its liabilities as they become due or the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities and stated capital of all classes.

13. Removal of Directors

Under the CBCA, the shareholders of a corporation may remove any director or directors from office by an Ordinary Resolution. However, a director may not be removed if the articles of the corporation call for cumulative voting for the election of directors and the number of votes cast in favour of his removal are less than the number that results from multiplying the number of votes cast against his removal by the number of directors required by the corporation's articles.

APPENDIX VI

ADDITIONAL INFORMATION

1. Responsibility

(a)    The Directors of Lundin Mining whose names appear in sub-paragraph 2(a) below, accept responsibility for the information contained in this document, other than that relating to ARCON, the ARCON Group, the directors of ARCON and members of their immediate families, related trusts and persons connected with them and other than the recommendation and related opinions of the Independent Directors for which responsibility is accepted as set out in sub-paragraph 1(b) below. To the best of the knowledge and belief of the Directors of Lundin Mining, who have taken all reasonable care to ensure that such is the case, the information contained in this document for which they accept responsibility is in accordance with the facts and, does not omit anything likely to affect the import of such information.

(b)    The Directors of ARCON, whose names appear in sub-paragraph 2(b) below,other than Mr. W James Tilson, accept responsibility for the information contained in this document, other than that relating to Lundin Mining, the Lundin Mining Group, the Directors of Lundin Mining and members of their immediate families, related trusts and persons connected with them, except for the recommendations and related opinions of the Independent Directors. To the best of the knowledge and belief of the Directors of ARCON, other than Mr W. James Tilson, who have taken all reasonable care to ensure that such is the case, the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information. The Independent Directors, whose names appear in sub-paragraph 2(b) below, accept responsibility for the recommendations and related opinions of the Independent Directors contained in this document. To the best of the knowledge and belief of the Independent Directors, who have taken all reasonable care to ensure that such is the case, the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Directors and Registered Office

(a)    The names of the directors of Lundin Mining and their respective functions are as follows:
Lukas H. Lundin	Chairman
Edward F. Posey	President and Chief Executive Officer
Pierre Besuchet
John H. Craig
Brian D. Edgar
Adolf H. Lundin
William A. Rand

The registered office of Lundin Mining is Suite 1100, 888 Dunsmuir Street, Vancouver, British Columbia, V6C 3K4, Canada.

Lukas H. Lundin

Born 1958. Board member since 1994. Other board duties: Chairman of Tanganyika Oil Company Ltd., Tenke Mining Corp. and Canadian Gold Hunter Corp., board member of NAN, Lundin Petroleum AB, Vostok Nafta Investment Ltd., Valkyries Petroleum Corp., Redback Mining Inc. and Atacama Minerals Corp. Bachelors Degree in Engineering from New Mexico Institute of Mining and Technology, USA.

Edward F. Posey

Born 1943. Board member since 1996. President of NAN. Other board duties: Cortex Mining and Exploration Company Inc. Bachelors Degree in Mining Geophysics from the University of Utah, Salt Lake City, USA.

Pierre Besuchet

Born 1933. Board member since 1994. Diploma from Commercial School, Lausanne and from American Institute of Banking, New York.

John H. Craig

Born 1947. Board member since 2003. Other board duties: International Uranium Corp., Tenke Mining Corp., Canadian Gold Hunter Corp., Tanganyika Oil Company Ltd. and Atacama Minerals Corp. Bachelor of Administration and Law from the University of Western Ontario.

Brian D. Edgar

Born 1950. Board member since 1994. Other board duties: Pender Financial Group Corporation, Dome Ventures Corp., Valkyries Petroleum Corp., Lexacal Investment Corp. and White Knight Resources Ltd. Law degree and Arts degree from University of British Columbia, Vancouver.

Adolf H. Lundin

Born 1932. Board member since 2004. Other board duties: Chairman of Vostok Nafta Investment Ltd., honorary chairman of Lundin Petroleum AB and board member of Tenke Mining Corp. Master of Science degree (Department of Engineering) from the Royal Institute of Technology, Stockholm. Master of Business Administration degree from Centre d'Etudes Industrielles, Geneva.

William A. Rand

Born 1942. Board member since 1994. Other board duties: Board member and President of Dome Ventures Corp., board member of Pender Financial Group Corporation, Canadian Gold Hunter Corp., International Uranium Corp., Lexacal Investment Corp., Lundin Petroleum AB, Tanganyika Oil Company Ltd., Tenke Mining Corp. and Valkyries Petroleum Corp. Commerce degree (Honours Economics) from McGill University. Law degree from Dalhousie University. Master of Law degree in International Law from the London School of Economics.

(b)    The names of the directors of ARCON and their respective functions are as follows:
Tony O'Reilly Jnr	Non-Executive Chairman
W. Peter Kidney	Chief Executive Officer+
J. Patrick Hayes	Non-Executive Director+
James S. McCarthy	Non-Executive Director+
James S. D. McCarthy	Non-Executive Director
William A. Mulligan	Non-Executive Director+
Kevin Ross	Non-Executive Director+
David Roxburgh	Non-Executive Director
W. James Tilson	Non-Executive Director*

+ denotes an Independent Director

* As referred to elsewhere in this document Mr. W. James Tilson has not participated in the deliberations of either the Directors of ARCON or of the Independent Directors with respect to the Merger Offer and he has also been exempted by the Panel from the requirement to take responsibility for the information in this document for which the Directors of ARCON and/or the Independent Directors have taken respective responsibility.

The registered office of ARCON is 60 Merrion Road, Ballsbridge, Dublin 4, Ireland.

(c)    The auditors of Lundin Mining are Deloitte & Touche LLP, Chartered Accountants, whose address is 2800-1055 Dunsmuir Street, Four Bentall Centre, Vancouver, British Columbia V7X 1P4, Canada.

3. Market Quotations

The following table shows the Closing Price for ARCON Shares as derived from the Official List of the Irish Stock Exchange and the Official List of the London Stock Exchange, and for Lundin Mining Shares and Lundin Mining SDRs as derived from the Toronto Stock Exchange and Stockholm Stock Exchange, respectively, in each case on the first dealing day in each month from October 2004 to March 2005 inclusive, on 2 March 2005 (the last practicable date prior to the commencement of the Offer Period) and at the close of business on 16 March 2005 (the last practicable date prior to the publication of this document):
	Closing Price per ARCON Share		Closing Price per Lundin Mining
			Share/SDR
			Toronto Stock	Stockholm Stock
	Irish Stock	London Stock	Exchange	Exchange
Date	Exchange (7)	Exchange (Stg£)	(CAD)	(SEK)
01.10.04	0.38	0.2625	8.00	46.5
01.11.04	0.40	0.2775	8.50	47.4
01.12.04	0.37	0.28	10.00	59
04.01.05	0.36	0.2675	10.03	58
01.02.05	0.40	0.2775	11.50	66
01.03.05	0.59	0.41	13.16	72
02.03.05	0.57	0.395	13.25	72.5
16.03.05	0.46	0.3375	12.65	71

4. Letters of Intent and Irrevocable Undertaking

The following Directors of ARCON who hold ARCON Shares have signed non-binding letters of intent to accept the Merger Offer in respect of all of the ARCON Shares owned or controlled by them, as set out below:
Name	Number of ARCON Shares
J.P. Hayes	86,000
W.P. Kidney	14,903
J.S. McCarthy	107,814
W.A. Mulligan	25,000
K. Ross	75,000
308,717

As at 16 March 2005, the last practicable date prior to the publication of this document, the following ARCON Shareholders have given irrevocable undertakings to accept the Merger Offer in respect of the following number of ARCON Shares:
Name	Number of ARCON Shares
Indexia Holdings Limited	110,160,199
Sir Anthony O'Reilly	1,353,240
Tony O'Reilly Jnr	679,539
112,192,978

5. Lundin Mining Share Issues and Ownership

(a)    Lundin Mining's registered share capital as at 31 December 2004, amounted to CAD$206,220,120 distributed among 33,419,271 shares without par value. All shares outstanding are common shares and carry equal rights to vote and participate in Lundin Mining's assets and earnings. Since the initial formation of Lundin Mining, its share capital has developed as shown below.

				Net change	Total net
		Change in	Total	in share	share
		number of	number of	capital	capital
Year	Transaction	shares	shares	(CAD$)	(CAD$)
1994	Initial formation of
	Lundin Mining	20,348,575	20,348,575	3,260,897	3,260,897
1995	Exercise of options	1,124,000	21,472,575	248,780	3,509,677
	Exercise of warrants	1,188,300	22,660,875	390,969	3,900,646
1996	Exercise of options	80,000	22,740,875	27,000	3,927,646
	Exercise of warrants	1,580,000	24,320,875	1,184,000	5,111,646
	Private placement	3,000,000	27,320,875	4,702,500	9,814,146
1997	Exercise of options	100,000	27,420,875	35,000	9,849,146
	Acquisition of subsidiary	1,250,000	28,670,875	1,125,000	10,974,146
1998	Exercise of options	5,000	28,675,875	2,750	10,976,896
1999	Conversion of debt[1]	2,686,369	31,362,244	1,208,866	12,185,762
2000	Exercise of options	17,500	31,379,744	9,625	12,195,387
	Private placement	3,000,000	34,379,744	1,340,000	13,535,387
2001	Private placement	3,000,000	37,379,744	780,000	14,315,387
2002	Reverse split 1:6	–31,149,787	6,229,957	—	–14,315,387
	Private placement[2]	1,480,000	7,709,957	2,860,000	17,175,387
2003	Exercise of options	54,000	7,763,957	113,400	17,288,787
	Exercise of warrants	12,500	7,776,457	28,125	17,316,912
	Private placement[2]	2,000,000	9,776,457	9,700,000	27,016,912
2004	Exercise of options	380,000	10,156,457	798,000	27,814,912
	Exercise of warrants	25,000	10,181,457	56,250	27,871,162
	New share issue without
	preferential rights[3]	20,000,000	30,181,457	151,000,000	178,871,162
	Shares issued for
	acquisition expense[4]	171,300	30,352,757	1,370,400	180,241,562
	Acquisition of mineral
	property[5]	187,214	30,539,971	655,249	180,896,811
	Cumulative effect of
	change in accounting
	policy	—	30,539,971	52,713	180,949,524
	Transfer of contributed
	surplus on exercise of
	options	—	30,539,971	353,400	181,302,924
	Adjustment share issue
	costs	—	30,539,971	697,851	182,000,775
	Exercise of warrants	702,500	31,242,471	1,580,625	183,581,400
	Shares issued for
	acquisition of shares in
	NAN[6]	2,176,800	33,419,271	22,638,720	206,220,120
	Subtotal	—	33,419,271	—	206,220,120
2005	Shares issued following
	the NAN offer[7]	1,313,396	34,732,667	17,402,497	223,622,617
	Shares issued following
	the Merger Offer[8]	5,600,117	40,332,784	70,397,229	294,019,846
	Total	—	40,332,784	—	294,019,846

1.    The shares were issued to settle CAD$1.21 million of outstanding indebtedness.

2.    The private placements were directed towards institutions and the general public in Europe and North America. The private placement in 2002 had a subscription price of CAD$2 per share and the private placement in 2003 had a subscription price of CAD$5 per share.

3.    The new share issue without preferential rights in 2004 was directed towards institutions and the general public in Europe and North America and contributed towards financing Lundin Mining's acquisition of North Mining Svenska AB. The subscription price was CAD$8.00 per share for net proceeds of approximately CAD$152 million.

4.    The shares were issued in relation to the acquisition of Zinkgruvan.

5.    187,214 Common Shares with a fair value of US$500,000 were issued to Anglo American Exploration BV and Rio Tinto Mining and Exploration Limited on 31 March 2004. Lundin Mining can earn a 100 percent interest in the copper-gold property known as the

Norrbotten Project located in the Kiruna mining district in northern Sweden by expending a minimum of US$1 million in the first year and a total of US$6 million over a period of three years, and issuing these shares.

6.    Shares issued fully paid as payment in relation to the acquisition of Boliden's shareholding in NAN.

7.    Issued in consideration for the Lundin Mining takeover offer for NAN. Lundin Mining has proceeded to compulsory acquisition of NAN. The Lundin Mining offer to NAN shareholders remained open for acceptance until 5.00pm (CET) on 18 March 2005.

8.    Based on the assumption that the Merger Offer is fully accepted.

(b)    The amount paid by Lundin Mining as commission for subscribing or agreeing to subscribe, or procuring or agreeing to procure subscriptions, for any shares or debentures of Lundin Mining within the five years prior to the date of this document was approximately CAD$9 million (which commissions ranged, between 4% and 8%).

(c)    The ownership structure of Lundin Mining as at 31 December 2004, is set out below:
	Number	Percentage
	of Lundin	of share
Shareholder	Mining Shares	capital/votes
Ellegrove Capital Limited[1]	5,148,360	15.4
Boliden[2]	2,176,800	6.5
JP Morgan Chase Bank	1,000,000	3.0
Goldman Sachs International	940,050	2.8
GMO Foreign Fund	915,100	2.7
HQ Sverigefond	818,400	2.4
GMO Erisa Pool	760,500	2.3
Bank of New York	514,800	1.5
Abalone Capital Ltd.[3]	413,250	1.2
State Street Bank and Trust Co	337,600	1.0
Other shareholders	20,394,411	61.0
Total	33,419,271	100.0

1.    Ellegrove Capital Ltd. is an investment company wholly-owned by a trust whose settler is Adolf H. Lundin.

2.    On 8 March 2005, Boliden sold its 2,176,800 Lundin Mining securities.

3.    Abalone Capital Ltd. is an investment company wholly-owned by a trust whose settler is Adolf H. Lundin.

Following the compulsory acquisition of the remaining shares in NAN not owned by Lundin Mining and full acceptance of the Merger Offer, the ownership structure of Lundin Mining will be as follows (ignoring the effect of the issue, if any, of ARCON Shares pursuant to the ARCON Share Option Schemes and the Lundin Mining Stock Option Plan and ignoring the effect of elections, if any, pursuant to the Cash Alternative):
	Number	Percentage
	of Lundin	of share
Shareholder	Mining Shares	capital/votes
Ellegrove Capital Limited[1]	5,148,360	12.8
JP Morgan Chase Bank	1,000,000	2.5
Goldman Sachs International	940,050	2.3
GMO Foreign Fund	915,100	2.3
HQ Sverigefond	818,400	2.0
GMO Erisa Pool	760,500	1.9
Bank of New York	514,800	1.3
Abalone Capital Ltd.[2]	413,250	1.0
State Street Bank and Trust Co	337,600	0.8
Former NAN shareholders[3]	Approximately 1,313,396	3.3
Former ARCON Shareholders	5,600,117	13.9
Other shareholders	22,571,211	56.0
Total	40,332,784	100.0

1.    Ellegrove Capital Ltd. is an investment company wholly-owned by a trust whose settler is Adolf H. Lundin.

2.    Abalone Capital Ltd. is an investment company wholly-owned by a trust whose settler is Adolf H. Lundin.

3.    Issued in consideration for the Lundin Mining takeover offer for NAN. Lundin Mining has proceeded to compulsory acquisition of NAN. The Lundin Mining offer to NAN shareholders remained open for acceptance until 5.00pm (CET) on 18 March 2005.

(d) The value of any payments made or benefits paid or given to the promoters of Lundin Mining within the five years prior to the date of this document was approximately CAD$2 million, and the value of the consideration received for such payments or benefits was approximately CAD$1.7 million.

6. Interests and dealings

(a) Interests in ARCON Shares

(i) Directors of ARCON

Excluding options held under the ARCON Share Option Schemes at the close of business on 16 March 2005, (being the last practicable date prior to the publication of this document), the interests of the directors of ARCON and their respective connected parties, all of which are beneficial, in ARCON Shares, which have been notified to ARCON under Section 53 of the Companies Act 1990 or which were required to be entered in the register of directors' interests maintained under the provisions of Section 59 of that Act, are as set out below:
Number of
Name	ARCON Shares
J.P. Hayes	86,000
W.P. Kidney	14,903
J.S. McCarthy	107,814
J.S.D. McCarthy	—
W.A. Mulligan	25,000
T. O'Reilly, Jnr	679,539
K. Ross	75,000
D. Roxburgh	—
W.J. Tilson	10,000
998,256

At the close of business on 16 March 2005 (being the last practicable date prior to the publication of this document), the following options over ARCON Shares had been granted to certain directors of ARCON and remained outstanding under the ARCON Share Option Schemes:
				Number of
			Exercise	options over
Name	Exercise date	Expiry date	price (c)	ARCON Shares
J.P. Hayes	Currently exercisable	Aug 2005	191.880	46,153
	Sept 2005	Sept 2012	30.0	50,000

J.S. McCarthy	Currently exercisable	Aug 2005	191.880	57,692
	Sept 2005	Sept 2012	30.0	50,000

J.S.D. McCarthy	May 2006	May 2013	29.0	100,000

K. Ross	Sept 2004	Sept 2011	52.0	230,769
	Sept 2005	Sept 2012	30.0	700,000
	May 2006	May 2013	29.0	100,000

D. Roxburgh	May 2006	May 2013	29.0	100,000

W.A. Mulligan	Currently exercisable	Aug 2005	191.880	28,846
	Sept 2005	Sept 2012	30.0	50,000

T. O'Reilly, Jnr	Currently exercisable	Aug 2005	191.880	115,384
	Mar 2000	March 2007	518.787	11,538

W.J. Tilson	Currently exercisable	Aug 2005	191.880	69,230
	Mar 2000	March 2007	518.787	11,538
	Sept 2005	Sept 2012	30.0	50,000

				Number of
			Exercise	options over
Name	Exercise date	Expiry date	price (c)	ARCON Shares

W.P. Kidney	Currently exercisable	Dec 2005	241.627	20,192
	June 2002	June 2009	164.607	2,307
	April 2003	April 2010	190.667	23,076
	Sept 2004	Sept 2011	52.0	115,384
	Sept 2005	Sept 2012	30.0	350,000
	May 2006	May 2013	29.0	100,000
	Oct 2007	Oct 2014	37.0	125,000
				2,507,109

(ii) Associates of ARCON

Save as disclosed herein, at the close of business on 16 March 2005 (being the last practicable date prior to the publication of this document), persons controlling, controlled by or under the same control as Davy Corporate Finance (such persons being limited, as agreed with the Panel, to J&E Davy and Davy Corporate Finance), owned or controlled the following ARCON Shares:
Number of
ARCON
Name	Shares
J&E Davy	37,754
37,754

At the close of business on 16 March 2005 (being the last practicable date prior to the publication of this document), save for 680 ARCON Shares held by a partner in Matheson Ormsby Prentice no partner or members of the professional staff of Matheson Ormsby Prentice (legal advisers to ARCON) professionally engaged in relation to the Merger Offer or customarily engaged in the affairs of the ARCON Group or engaged in the ARCON Group's affairs since two years prior to the Offer Period owned or controlled any ARCON Shares.

At the close of business on 16 March 2005 (being the last practicable date prior to the publication of this document), no partner or members of the professional staff of KPMG (auditors to ARCON) professionally engaged in relation to the Merger Offer or customarily engaged in the affairs of the ARCON Group or engaged in the ARCON Group's affairs since the two years prior to the Offer Period owned or controlled any ARCON Shares.

At the close of business on 16 March 2005 (being the last practicable date prior to the publication of this document), neither Numis Securities Limited (''Numis'') (UK broker to ARCON) nor persons (other than exempt market makers) controlling, controlled by or under the same control as Numis, owned or controlled any ARCON Shares.

At the close of business on 16 March 2005 (being the last practicable date prior to the publication of this document), neither Corporate Finance Ireland Limited (adviser to ARCON) nor persons controlling, controlled by or under the same control as Corporate Finance Ireland Limited, owned or controlled any ARCON Shares.

(iii) Lundin Mining

As at the close of business on 16 March 2005, (being the last practicable date prior to the publication of this document), Lundin Mining did not hold any ARCON Shares.

(iv) Directors of Lundin Mining

At the close of business on 16 March 2005 (being the last practicable date prior to the publication of this document) the directors of Lundin Mining and their respective connected parties did not hold any ARCON Shares.

(v) Associates of Lundin Mining

At the close of business on 16 March 2005 (being the last practicable date prior to the publication of this document), persons controlling, controlled by or under the same control as Macquarie, did not own or control any ARCON Shares.

At the close of business on 16 March 2005 (being the last practicable date prior to the publication of this document), no partner or member of the professional staff of Arthur Cox (legal advisers to Lundin Mining) professionally engaged in relation to the Merger Offer or customarily engaged in the affairs of the Lundin Mining Group or engaged in the Lundin Mining Group's affairs since the two years prior to the Offer Period owned or controlled any ARCON Shares.

At the close of business on 16 March 2005 (being the last practicable date prior to the publication of this document), no partner or members of the professional staff of Deloitte (auditors to Lundin Mining), professionally engaged in relation to the Merger Offer or customarily engaged in the affairs of the Lundin Mining Group or engaged in the Lundin Mining Group's affairs since the two years prior to the Offer Period owned or controlled any ARCON Shares.

(b) Dealings in ARCON Shares

(i) Directors of ARCON

There were no dealings for value in ARCON Shares by the directors of ARCON and their respective connected parties during the Disclosure Period.

Dealings for value in options over ARCON Shares by directors of ARCON during the Disclosure Period were as follows:
	Nature of		Number of	Exercise	Exercise	Expiry
Name	transaction	Date	ARCON Shares	Price	Date	Date
W.P. Kidney	Grant of	06.10.04	125,000	0.37	From	06.10.14
	options				06.10.07

(ii) Associates of ARCON

Dealings for value in ARCON Shares by persons controlling, controlled by or under the same control as Davy Corporate Finance during the Offer Period were as follows:

J&E Davy

a) Dealings for own account
		Number of	Dealt
Trade Date	Buy/Sell	ARCON Shares	Currency	Dealt Price
04-03-05	Bgt	1,000	EUR	0.5
04-03-05	Bgt	10,500	GBP	0.35
04-03-05	Bgt	4,500	GBP	0.35
04-03-05	Bgt	5,400	GBP	0.35
04-03-05	Bgt	15,000	EUR	0.51
04-03-05	Bgt	6,000	GBP	0.345
04-03-05	Bgt	1,000	GBP	0.345
04-03-05	Bgt	1,500	GBP	0.3475
04-03-05	Bgt	7,500	GBP	0.3475
07-03-05	Bgt	4,500	GBP	0.3475
07-03-05	Bgt	5,500	GBP	0.3475
07-03-05	Bgt	500	GBP	0.3475
07-03-05	Bgt	15,000	EUR	0.51
07-03-05	Bgt	6,383	EUR	0.51
07-03-05	Bgt	17,800	EUR	0.51
07-03-05	Bgt	35,000	EUR	0.51
07-03-05	Bgt	1,544	EUR	0.52

b) Dealings by discretionary clients of J&E Davy

		Number of	Dealt
Trade Date	Buy/Sell	ARCON Shares	Currency	Dealt Price
03-03-05	Sld	500	GBP	0.3875
03-03-05	Bgt	10,000	EUR	0.56
03-03-05	Bgt	1,000	GBP	0.385
03-03-05	Bgt	500	GBP	0.375
03-03-05	Bgt	10,000	EUR	0.55
03-03-05	Bgt	2,100	EUR	0.52
03-03-05	Bgt	1,000	EUR	0.55
03-03-05	Bgt	500	GBP	0.375
03-03-05	Bgt	500	GBP	0.3675
03-03-05	Bgt	500	GBP	0.375
03-03-05	Bgt	1,000	GBP	0.36
03-03-05	Bgt	1,000	GBP	0.375
03-03-05	Bgt	500	GBP	0.36
03-03-05	Bgt	500	GBP	0.365
03-03-05	Sld	10,000	EUR	0.56
03-03-05	Bgt	15,000	EUR	0.54
03-03-05	Bgt	500	GBP	0.37
03-03-05	Bgt	500	GBP	0.37
03-03-05	Bgt	1,000	GBP	0.37
03-03-05	Bgt	1,000	GBP	0.365
03-03-05	Bgt	6,000	EUR	0.59
03-03-05	Bgt	10,000	EUR	0.54
03-03-05	Bgt	2,631	EUR	0.54
03-03-05	Bgt	1,500	GBP	0.36
03-03-05	Bgt	4,500	GBP	0.36
03-03-05	Bgt	3,500	GBP	0.36
03-03-05	Bgt	500	GBP	0.36
03-03-05	Bgt	2,500	GBP	0.36
03-03-05	Bgt	2,500	GBP	0.36
03-03-05	Bgt	5,000	GBP	0.36
03-03-05	Bgt	4,500	GBP	0.36
03-03-05	Bgt	5,000	GBP	0.36
03-03-05	Bgt	5,000	GBP	0.36
03-03-05	Bgt	5,000	GBP	0.36
03-03-05	Bgt	5,000	GBP	0.36
03-03-05	Bgt	5,000	GBP	0.36
03-03-05	Bgt	5,000	GBP	0.36
03-03-05	Bgt	5,000	GBP	0.36
03-03-05	Bgt	5,000	GBP	0.36
03-03-05	Sld	2,100	EUR	0.52
03-03-05	Sld	1,350	EUR	0.55
03-03-05	Bgt	1,350	EUR	0.55
03-03-05	Bgt	37,803	EUR	0.54
03-03-05	Bgt	5,000	GBP	0.36
03-03-05	Bgt	5,000	GBP	0.36
03-03-05	Bgt	5,000	GBP	0.36
03-03-05	Bgt	5,000	GBP	0.36
03-03-05	Bgt	18,000	EUR	0.53
03-03-05	Bgt	1,000	GBP	0.365
03-03-05	Bgt	100,000	EUR	0.55
03-03-05	Sld	100,000	EUR	0.55
03-03-05	Bgt	3,600	GBP	0.365
03-03-05	Bgt	3,600	GBP	0.365
03-03-05	Bgt	2,800	GBP	0.365

		Number of	Dealt
Trade Date	Buy/Sell	ARCON Shares	Currency	Dealt Price
03-03-05	Bgt	12,221	EUR	0.55
03-03-05	Bgt	10,779	EUR	0.55
03-03-05	Bgt	10,000	EUR	0.55
03-03-05	Bgt	4,221	EUR	0.55
03-03-05	Bgt	5,000	GBP	0.36
03-03-05	Sld	80,000	EUR	0.55
03-03-05	Bgt	80,000	EUR	0.55
03-03-05	Bgt	15,000	EUR	0.54
03-03-05	Sld	15,000	EUR	0.54
03-03-05	Bgt	15,000	EUR	0.54
03-03-05	Bgt	18,000	EUR	0.53
03-03-05	Bgt	2,000	EUR	0.53
03-03-05	Bgt	56,684	EUR	0.54
03-03-05	Sld	56,684	EUR	0.54
03-03-05	Bgt	15,000	EUR	0.54
03-03-05	Sld	26,225	EUR	0.55
03-03-05	Sld	15,000	EUR	0.55
03-03-05	Bgt	15,000	EUR	0.55
03-03-05	Bgt	26,225	EUR	0.55
04-03-05	Sld	500	GBP	0.34
04-03-05	Sld	500	GBP	0.35
04-03-05	Bgt	1,000	GBP	0.355
04-03-05	Sld	1,000	EUR	0.5
04-03-05	Sld	1,000	EUR	0.5
04-03-05	Sld	8,000	EUR	0.5
04-03-05	Bgt	110,000	GBP	0.36
04-03-05	Sld	100,000	GBP	0.36
04-03-05	Sld	10,000	GBP	0.36
04-03-05	Sld	15,000	EUR	0.51
07-03-05	Bgt	1,000	GBP	0.355
07-03-05	Sld	3,500	EUR	0.5
07-03-05	Sld	17,800	EUR	0.51
07-03-05	Sld	15,000	EUR	0.51
07-03-05	Sld	6,383	EUR	0.51
07-03-05	Bgt	25,000	EUR	0.5
07-03-05	Bgt	4,200	EUR	0.48
08-03-05	Sld	2,000	EUR	0.48
08-03-05	Bgt	1,000	GBP	0.3425
08-03-05	Bgt	2,000	EUR	0.48
08-03-05	Bgt	2,800	EUR	0.48
08-03-05	Sld	2,800	EUR	0.48
08-03-05	Sld	3,000	EUR	0.48
08-03-05	Sld	4,200	EUR	0.45
08-03-05	Sld	2,500	EUR	0.48
08-03-05	Bgt	2,500	EUR	0.48
08-03-05	Bgt	1,000	EUR	0.48
09-03-05	Bgt	500	EUR	0.5
09-03-05	Sld	16,500	EUR	0.5
09-03-05	Bgt	16,500	EUR	0.5
09-03-05	Bgt	19,500	EUR	0.5
09-03-05	Bgt	25,000	EUR	0.5
09-03-05	Sld	61,000	USD	0.6685
09-03-05	Bgt	61,000	USD	0.6685
10-03-05	Sld	1,000	EUR	0.47
10-03-05	Bgt	1,000	GBP	0.3425
10-03-05	Sld	20,000	GBP	0.335

		Number of	Dealt
Trade Date	Buy/Sell	ARCON Shares	Currency	Dealt Price
10-03-05	Sld	5,000	GBP	0.335
11-03-05	Bgt	1,000	GBP	0.3425
11-03-05	Sld	1,000	EUR	0.46
11-03-05	Buy	1,520	EUR	0.5
11-03-05	Sld	10,000	EUR	0.46
14-03-05	Bgt	11,875	GBP	0.335
15-03-05	Bgt	1,000	GBP	0.3425
15-03-05	Bgt	1,000	GBP	0.3425
15-03-05	Sld	2,000	GBP	0.3325
15-03-05	Sld	11,875	EUR	0.46
15-03-05	Bgt	1,000	EUR	0.46
15-03-05	Sld	1,000	EUR	0.46
15-03-05	Bgt	500	GBP	0.335
15-03-05	Sld	1,000	EUR	0.47
15-03-05	Sld	500	GBP	0.335
15-03-05	Sld	14,000	EUR	0.48
16-03-05	Sld	4,875	EUR	0.47

Except as disclosed above, entities controlled by or under the same control as Davy Corporate Finance (such persons being limited, as agreed with the Panel, to J&E Davy and Davy Corporate Finance) have not dealt for value in ARCON Shares during the Offer Period.

No partner or member of the professional staff of Matheson Ormsby Prentice (legal advisers to ARCON) professionally engaged in relation to the Merger Offer or customarily engaged in the affairs of ARCON or engaged in ARCON's affairs since two years prior to the Offer Period has dealt for value in ARCON Shares since the commencement of the Offer Period.

No partner or member of the professional staff of KPMG (auditors to ARCON) professionally engaged in relation to the Merger Offer or customarily engaged in the affairs of ARCON or engaged in ARCON's affairs since two years prior to the Offer Period has dealt for value in ARCON Shares since the commencement of the Offer Period.

Neither Numis nor persons (other than exempt market makers) controlling, controlled by or under the same control as Numis have dealt for value in ARCON Shares during the Offer Period.

Neither Corporate Finance Ireland Limited nor persons controlling, controlled by or under the same control as Corporate Finance Ireland Limited have dealt for value in ARCON Shares during the Offer Period.

(iii) Lundin Mining

Lundin Mining has not dealt for value in ARCON Shares during the Disclosure Period.

(iv) Lundin Mining Directors

There were no dealings for value in ARCON Shares by any directors of Lundin Mining or their respective connected parties during the Disclosure Period.

(v) Associates of Lundin Mining

Entities controlling, controlled by or under the same control as Macquarie have not dealt for value in ARCON Shares during the Disclosure Period.

No partner or member of the professional staff of Arthur Cox (legal advisers to Lundin Mining) professionally engaged in relation to the Merger Offer or customarily engaged in the affairs of the Lundin Mining Group or engaged in the Lundin Mining Group's affairs since the two years prior to the Offer Period dealt for value in ARCON Shares during the Disclosure Period.

No partner or member of the professional staff of Deloitte (auditors to Lundin Mining) professionally engaged in relation to the Merger Offer or customarily engaged in the affairs of the Lundin Mining Group or engaged in the Lundin Mining Group's affairs since the two years prior to the Offer Period, dealt for value in ARCON Shares during the Disclosure Period.

(c) Interests in Lundin Mining Shares

(i) Directors of Lundin Mining

Excluding options held under the Lundin Mining Stock Option Plan at the close of business on 16 March 2005 (the last practicable date to obtain the relevant information prior to the publication of this document), the interests of the directors of Lundin Mining and their respective connected parties, all of which are beneficial, are as set out below:
Number of
Lundin
Name	Mining Shares
Lukas H. Lundin	86,416
Pierre Besuchet	157,400
Brian D. Edgar	10,000
William A. Rand	25,548
Edward F. Posey	119,166

At the close of business on 16 March 2005 (the last practicable date to obtain the relevant information prior to the publication of this document), the following options over Lundin Mining Shares had been granted to certain directors of Lundin Mining and remained outstanding under the Lundin Mining Share Option Scheme:
				Number of
				options and
				conversions
			Exercise	over Lundin
Name	Date of Grant	Expiry Date	Price(7)	Mining Shares
John H. Craig	05-12-03	05-12-05	CAD$5.00	20,000
Edward F. Posey	05-12-03	05-12-05	CAD$5.00	100,000

(ii) Associates of Lundin Mining

Save as disclosed herein, at the close of business on 16 March 2005 (the last practicable date to obtain the relevant information prior to the publication of this document), persons controlling, controlled by or under the same control as Macquarie, owned or controlled the following Lundin Mining Shares:
Number of
Lundin
Name	Mining Shares
Macquarie North America Limited	171,300

At the close of business on 16 March 2005 (the last practicable date to obtain the relevant information prior to the publication of this document), no partner or member of the professional staff of Arthur Cox (legal advisers to Lundin Mining) professionally engaged in relation to the Merger Offer or customarily engaged in the affairs of the Lundin Mining Group or engaged in the Lundin Mining Group's affairs since the two years prior to the Offer Period owned or controlled any Lundin Mining Securities.

At the close of business on 16 March 2005 (the last practicable date to obtain the relevant information prior to the publication of this document), no partner or member of the professional staff of Deloitte (auditors to Lundin Mining), professionally engaged in relation to the Merger Offer or customarily engaged in the affairs of the Lundin Mining Group or engaged in the Lundin Mining Group's affairs since the two years prior to the Offer Period owned or controlled any Lundin Mining Securities.

(iii) ARCON

As at the close of business on 16 March 2005, (the last practicable date to obtain the relevant information prior to the publication of this document), ARCON owned or controlled nil Lundin Mining Securities.

(iv) Directors of ARCON

At the close of business on 16 March 2005 (the last practicable date to obtain the relevant information prior to the publication of this document) no director of ARCON nor their respective connected parties held any Lundin Mining Securities.

(v) Associates of ARCON

At the close of business on 16 March 2005 (the last practicable date to obtain the relevant information prior to the publication of this document), no persons controlling, controlled by or under the same control as Davy Corporate Finance (such persons being limited, as agreed with the Panel, to J&E Davy and Davy Corporate Finance), owned or controlled any Lundin Mining Securities.

At the close of business on 16 March 2005 (the last practicable date to obtain the relevant information prior to the publication of this document), no partner or member of the professional staff of Matheson Ormsby Prentice (legal advisers to ARCON) professionally engaged in relation to the Offer or customarily engaged in the affairs of the ARCON Group or engaged in ARCON's affairs since the two years prior to the Offer Period owned or controlled any Lundin Mining Securities.

At the close of business on 16 March 2005 (the last practicable date to obtain the relevant information prior to the publication of this document), no partner or member of the professional staff of KPMG (auditors to ARCON) professionally engaged in relation to the Merger Offer or customarily engaged in the affairs of the ARCON Group or engaged in ARCON's affairs since the two years prior to the Offer Period owned or controlled any Lundin Mining Securities.

At the close of business on 16 March 2005 (being the last practicable date prior to the publication of this document), neither Numis nor any persons (other than exempt market makers) controlling, controlled by or under the same control as Numis, owned or controlled any Lundin Mining Shares.

At the close of business on 16 March 2005 (being the last practicable date prior to the publication of this document), neither Corporate Finance Ireland Limited nor any persons controlling, controlled by or under the same control as Corporate Finance Ireland Limited, owned or controlled any Lundin Mining Shares.

(d) Dealings in Lundin Mining Shares

(i) Directors of Lundin Mining

Dealings for value in Lundin Mining Shares by the directors of Lundin Mining and their respective connected parties during the Disclosure Period were as follows:
			Number of	Price per
			Lundin	Lundin
Name	Nature of transaction	Date	Mining Shares	Mining Share
Ellegrove Capital Limited	Buy (Exercise of Options)	06-01-05	96,250	CAD$2.25
Abalone Capital Limited	Buy	08-03-05	450,000	SEK68.5

(ii) Associates of Lundin Mining

Entities controlling, controlled by or under the same control as Macquarie have not dealt for value in Lundin Mining Securities during the Disclosure Period.

No partner or member of the professional staff of Arthur Cox (legal advisers to Lundin Mining) professionally engaged in relation to the Merger Offer or customarily engaged in the affairs of the Lundin Mining Group or engaged in the Lundin Mining Group's affairs since the two years prior to the Offer Period dealt for value in Lundin Mining Securities during the Disclosure Period.

No partner or members of the professional staff of Deloitte (auditors to Lundin Mining) professionally engaged in relation to the Merger Offer or customarily engaged in the affairs of the Lundin Mining Group or engaged in the Lundin Mining Group's affairs since the two years prior to the Offer Period dealt for value in Lundin Mining Securities during the Disclosure Period.

(iii) ARCON

ARCON has not dealt for value in Lundin Mining Securities during the Disclosure Period.

(iv) Directors of ARCON

The directors of ARCON and their respective connected parties have not dealt for value in Lundin Mining Securities during the Disclosure Period.

(v) Associates of ARCON

Entities controlling, controlled by or under the same control as Davy Corporate Finance (such persons being limited, as agreed with the Panel, to J&E Davy and Davy Corporate Finance) have not dealt for value in Lundin Mining Shares during the Offer Period.

No partner or member of the professional staff of Matheson Ormsby Prentice (legal advisers to ARCON) professionally engaged in relation to the Merger Offer or customarily engaged in the affairs of ARCON or engaged in ARCON's affairs since two years prior to the Offer Period has dealt for value in Lundin Mining Shares since the commencement of the Offer Period.

No partner or member of the professional staff of KPMG (auditors to ARCON) professionally engaged in relation to the Merger Offer or customarily engaged in the affairs of the ARCON Group or engaged in ARCON's affairs since two years prior to the Offer Period has dealt for value in Lundin Mining Shares since the commencement of the Offer Period.

Neither Numis nor persons (other than exempt market makers) controlling, controlled by or under the same control as Numis have dealt for value in Lundin Mining Shares during the Offer Period.

Neither Corporate Finance Ireland Limited nor persons controlling, controlled by or under the same control as Corporate Finance Ireland Limited have dealt for value in Lundin Mining Shares during the Offer Period.

(e) General

Save as disclosed in this document:

(i)    neither Lundin Mining nor any:

—    subsidiary of Lundin Mining, director of Lundin Mining, nor any member of their immediate families or persons connected with them (within the meaning of Part IV of the Companies Act 1990);

—    person deemed to be acting in concert with Lundin Mining (other than exempt market makers and exempt fund managers) for the purposes of the Merger Offer;

—    person who prior to the publication of this document irrevocably committed himself to accept the Merger Offer;

—    person who has an arrangement with Lundin Mining or with any person acting in concert with Lundin Mining;

owns or controls or (in the case of the directors of Lundin Mining and their immediate families and connected persons) is interested in any relevant securities nor has any such person dealt for value therein in the Disclosure Period;

(ii)    neither ARCON nor any:

—    director of ARCON, nor any member of their immediate families or persons connected with them (within the meaning of Part IV of the Companies Act 1990);

—    subsidiary of ARCON, nor any pension fund of ARCON or any of its subsidiaries, nor any bank, stockbroker, financial or other professional advisor (other than exempt market makers and exempt fund managers) to ARCON or any person controlling, controlled by or under the same control as such bank, stockbroker, financial or other professional advisor;

—    person who has an arrangement with ARCON or any person who is an associate of ARCON;

—    discretionary fund manager (other than an exempt fund manager) connected with ARCON,

owns, controls or (in the case of the directors of ARCON their immediate families and connected persons) is interested in any relevant securities nor has any such person dealt for value therein, in the case of ARCON and any director of ARCON, in the Disclosure Period and, in any other case since the commencement of the Offer Period to the close of business on 16 March 2005 (the last practicable date to obtain the relevant information prior to the publication of this document).

(iii)   save as set out below, no relevant securities of Lundin Mining or ARCON have been redeemed or purchased by Lundin Mining or, as the case may be, ARCON during the Disclosure Period.

(iv)   save as disclosed herein neither (i) neither Lundin Mining nor any person acting in concert with Lundin Mining nor so far as Lundin Mining and its directors are aware, any associate of Lundin Mining;

(ii) ARCON, nor any person acting in concert with ARCON, nor so far as ARCON and its directors are aware, any associate of ARCON has any arrangement with any other person in relation to relevant securities. For these purposes ''arrangement'' includes any indemnity or option arrangements and any agreement or understanding, formal or informal, of whatever nature relating to relevant securities which is or may be an inducement to deal or refrain from dealing in such securities.

References in this paragraph 6 to:

—    an ''arrangement'' includes any indemnity or option arrangements and any agreement or understanding, formal or informal, of whatever nature, relating to relevant securities which is or may be an inducement to deal or refrain from dealing in such securities.

—    an ''associate'' are to:

(1)    subsidiaries and associated companies of ARCON or, as the case may be Lundin Mining and companies of which any such subsidiaries or associated companies are associated companies;

(2)    banks, financial and other professional advisers (including stockbrokers) to ARCON or, as the case may be, Lundin Mining or a company covered in (1) above, including persons controlling, controlled by or under the same control as such banks, financial or other professional advisers;

(3)    the directors of ARCON, the directors of Lundin Mining and the directors of any company covered in (1) above (together in each case with their close relatives and related trusts);

(4)    the pension funds of ARCON or a company covered in (1) above; and

(5)    an investment company, unit trust or other person whose investments an associate (as otherwise defined in this paragraph (iii) manages on a discretionary basis, in respect of the relevant investments accounts;

—    a ''bank'' does not apply to a bank whose sole relationship with Lundin Mining or ARCON or a company covered in paragraph 5(e)(iv)(1) above is the provision of normal commercial banking services or such activities in connection with the Merger Offer as handling acceptances and other registration work;

—    a ''derivative'' includes any financial product whose value, in whole or in part, is determined directly or indirectly by reference to the price of the underlying security but which does not include the possibility of delivery of such underlying securities;

—   ''Disclosure Period'' means the period commencing on 2 March 2004 (being the date twelve months prior to the commencement of the Offer Period) and ending on 16 March 2005 (being the last practicable date prior to the publication of this document;

—   ''relevant securities'' means ARCON Shares or Lundin Mining Shares (as appropriate) and securities convertible into, rights to subscribe for, options (including traded options) in respect of, and derivatives referenced to, either of the foregoing.

(v)    For the purposes of this paragraph 6, ownership or control of twenty per cent or more of the equity share capital of a company is regarded as the test of associated company status and ''control'' means a holding, or aggregate holdings, of shares carrying thirty per cent or more of the voting rights attributable to the share capital of the company which are currently exercisable at a general meeting, irrespective of whether the holding or aggregate holding gives de facto control.

(vi)   To the extent that any dealings are disclosed by persons deemed to be acting in concert with Lundin Mining following the announcement of the Merger Offer and before the Merger Offer become or are declared unconditional in all respects, details of such dealings will be put on display at the offices of Arthur Cox, Earlsfort Centre, Earlsfort Terrace, Dublin 2, Ireland.

7. Material Contracts

(a)    Lundin Mining Material Contracts

Save as disclosed in this paragraph, Lundin Mining has not entered into any contracts (other than contracts entered into in the ordinary course of business) which are, or may be material, within the two years prior to the commencement of the Offer Period.

(i)    On 21 March 2001, Lundin Mining entered into a joint venture agreement with Boliden in respect of the Storliden mine, whereby Boliden, inter alia, acts as main contractor and operator for the mine.

(ii)   On 14 September 2001, Lundin Mining entered into an operating agreement with Boliden in respect of the Storliden mine.

(iii)  On 31 March 2004 Lundin Mining acquired a right to explore a copper-gold property known as the Norrbotten Project located in the Kiruna mining district in northern Sweden from Anglo American Exploration BV (''Anglo'') and Rio Tinto Mining and Exploration Limited (''Rio'') (collectively, ''Anglo-Rio''). Lundin Mining can earn a 100 percent interest in the property by expending a minimum of US$1 million in the first year and a total of US$6 million over a period of three years, and issuing 187,214 shares in Lundin Mining with a fair value of US$500,000 to Anglo-Rio. The shares have been issued. Lundin Mining has granted a four-year buy back right to Anglo-Rio for the purchase of 60 per cent of any proven copper-gold deposit which meets a threshold equivalent to three million tonnes of contained copper (for example, 300 million tonnes at 1 percent Cu). The buy-back right will be at a price equal to three times the expenditures incurred by Lundin Mining. Any deposit developed that does not meet this threshold will carry a 2.25 percent NSR royalty to be paid to Anglo-Rio by Lundin Mining.

(iv)   Lundin Mining acquired, on 2 June 2004, a 100 per cent interest in North Mining Svenska AB (''NMS'') and a 100 percent indirect interest in Zinkgruvan Mining AB (''ZM'') from Rio Tinto Plc (''Rio Tinto''). This 100 per cent interest comprised all of the outstanding shares of NMS and a loan payable by NMS to Rio Tinto. ZM owns the Zinkgruvan mine located in Southern Sweden. The purchase price for NMS and ZM was US$100 million in cash plus payments of Swedish krona 39,699,129 for working capital and a US$1 million non-refundable deposit. In addition, Lundin Mining will pay Rio Tinto a maximum of US$5 million in price participation payments based on the performance of zinc, lead and silver prices for a period up to two years. The performance of lead and silver prices in the fourth quarter 2004 resulted in an additional payment of US$0.1 million (US$0.2 million for the period 2 June-31 December 2004). The acquisition was financed through a public equity offering in Canada and Sweden. Lundin Mining issued 20 million common shares at a price of CAD$8 per common share for net proceeds of approximately CAD$152 million.

(v)    On 8 December 2004, Lundin Mining entered into an agreement with Silver Wheaton Corporation (''Silver Wheaton''), whereby Lundin Mining agreed to sell all of its silver production from the Zinkgruvan mine to Silver Wheaton for an upfront cash payment of US$50 million, in addition to 6 million (post-consolidation) Silver Wheaton shares (ticker symbol: SLW on the Toronto Stock Exchange), and 30 million Silver Wheaton warrants (ticker symbol: SLW-W on the Toronto Stock Exchange), plus a per ounce payment at a price equal to the lesser of (a) US$3.90 (subject to a consumer price adjustment after three years) and (b) the prevailing market price per ounce of silver. Each 5 warrants plus a payment of CAD$4.00 entitles the holder to purchase one Silver Wheaton common share up to and including 5 August 2009. As part of this arrangement Lundin Mining has committed to a minimum of 40 million ounces of silver to be delivered to Silver Wheaton over a 25-year period. If at the end of the 25-year period, Lundin Mining has not delivered the agreed 40 million ounces, then it has agreed to pay to Silver Wheaton US$1.00 per ounce of silver not delivered.

(vi)  By an agreement dated 30 December 2004, Lundin Mining acquired all of Boliden's 11,537,000 shares in NAN, corresponding to 36.9 percent of the shares and votes. Pursuant to this agreement, Boliden has guaranteed the availability of the Boliden mill/concentrator, throughout the life of the Storliden mine. In addition, Boliden's right of first refusal to acquire any base metal deposit found by NAN ceased following the acquisition of Boliden's shares in NAN by Lundin Mining. The consideration for all of Boliden's NAN shares amounts to 2,176,800 newly issued Lundin Mining shares, corresponding to 6.5 percent of the shares and votes in Lundin Mining on an undiluted basis. Applying the market price paid on Toronto Stock Exchange for Lundin Mining's shares of CAD$10.40 (SEK 56.32), the total consideration for all of Boliden's NAN shares corresponds to CAD$22,638,720. Following the acquisition, Lundin Mining's total shareholding in NAN amounted to 23,117,000 shares, corresponding to 74 per cent of share capital and votes and, as a result, this acquisition resulted in Lundin Mining being obliged to make a mandatory offer for the remaining shares in NAN in accordance with the Swedish Industry and Commerce Stock Exchange Committee's mandatory bid rules. The offer document, which was issued by Lundin Mining on 7 February 2005, is one of the documents available pursuant to paragraph 12 of Appendix VI of this document.

(vii)  Lundin Mining entered a Transfer Agreement with Fairfield Holdings Limited on 17 March 2005 as described in Part 1, Section 11 of this Document entitled, ''Refinancing of Debt from Fairfield/Indexia''.

(viii) Lundin Mining entered an Assignment Agreement with Indexia Holdings Limited on 17 March 2005 as described in Part 1, Section 11 of this Document entitled, ''Refinancing of Debt from Fairfield/Indexia''.

(ix)   Lundin Mining entered an agreement with Sir Anthony O'Reilly and Indexia Holdings Limited on 17 March 2005 in relation to security and the matters as outlined in Part 1, Section 11 of this Document entitled, ''Refinancing of Debt from Fairfield/Indexia''.

(b)    ARCON Material Contracts

Save as discussed in this paragraph ARCON has not entered into any contracts (other than contracts entered into in the ordinary course of business) which are, or may be material, within the two years prior to the commencement of the Offer Period.

Placing Agreements dated 22 September 2003 between Numis Securities Limited and ARCON in connection with a placing by ARCON to raise approximately €5.4 million (net of expenses). Numis agreed to procure subscribers for 158,120,000 Ordinary Shares of €0.01 at €0.036 per share in the Company. Numis received a placing fee of 5% of the value of the shares placed.

8. ARCON Licences and Permits

The terms of the licences and permits which are material to the ARCON Group's operations and on which the ARCON Group's operations are dependent, as is usual for a mineral exploration and production company, is set out below.

(a) State Mining Licences

State Mining Licence Number 1 (''SML1'') dated 3 February 1995 between the Minister for Transport, Energy and Communications (the ''Minister''), the Minister for Finance and ARCON Mines Limited under which, in consideration of the sum of £166,667 paid by ARCON Mines Limited to the Minister, ARCON Mines Limited was granted a licence to work certain minerals in lands at Rathreagh, Whiteswall, Castletown and Garrylaun, County Kilkenny for twenty-one years subject to payment of an annual licence fee currently €167,160 until the working of the minerals has ceased and thereafter €25,394 per annum during the continuance of SML1. The licence fee to be indexed at the end of every three year period in accordance with fluctuations reflected in the Consumer Price Index (''CPI''). An annual royalty is also payable, now, at the rate of 1.25 percent of revenues from 24 March 2001 to 30 June 2006 and 1.75 percent thereafter (previously 3 percent). The licence fee to be set off against the royalty fee payable in respect of the period for which the licence fee has been paid. SML1 required ARCON Mines Limited to establish a compensation fund and to obtain a compensation bond, in favour of the Minister, of at least IR£1 million, indexed to inflation, in respect of any compensation for damage or nuisance caused by the working of the minerals or the exercise of any permission under SML1 which may become payable. The Minister may review the adequacy of the compensation fund and require same to be increased. A mine licence fund deposit account was established with ICC Bank Plc, now Bank of Scotland, and that Bank issued a compensation bond in favour of the Minister in Compliance with the aforesaid obligation.

State Mining Licence Number 6 (SML6) dated 29 August 2002 between the Minister, the Minister for Finance and ARCON Mines Limited under which ARCON Mines Limited was granted a licence to work certain minerals in lands at Rathreagh, County Kilkenny until 2 February 2016 subject to payment of an annual licence fee of €5,000 indexed in accordance with the fluctuations reflected in CPI on 3 February 2004 and each 3rd year thereafter. An annual royalty is also payable, now, at the rate of 1.25 percent of revenues to 30 June 2006 and 1.75 percent thereafter (previously 3 percent). The licence fee to be set off against the royalty fee paid in respect of the period for which the licence fee has been paid.

State Mining Licence Number 8 (SML8) dated 21 January 2005 between the Minister, the Minister for Finance and ARCON Mines Limited under which ARCON Mines Limited was granted a Licence to work certain minerals in lands at Rathreagh County Kilkenny until 2 February 2016 subject to payment of an annual licence fee of €15,000 indexed in accordance with the fluctuations reflected in CPI on 3 February 2007 and each 3rd year thereafter. An annual royalty is also payable at the rate of 1.25 percent of revenues to 30 June 2006 and 1.75 percent thereafter. The licence fee to be set off against the royalty fee paid in respect of the period for which the licence fee has been paid.

State Mining Licence Number 10 (SML10) executed on 28 February 2005 between the Minister, the Minister for Finance and ARCON Mines Limited under which ARCON Mines Limited was granted a licence to work certain minerals in lands at Castletown, County Kilkenny until 2 February 2016 subject to payment of an annual licence fee of €5,000 indexed in accordance with fluctuations in CPI on 3 February 2007 and each 3rd year thereafter. An annual royalty is also payable at the rate of 1.25 percent of revenues to 30 June 2006 and 1.75 percent thereafter. The licence fee to be set off against the royalty fee in respect of the period for which the licence fee has been paid.

(b) Planning Permissions

The following are the main planning permissions issued to ARCON Mines Limited:

(i)    Permission for a zinc lead mine near Galmoy, County Kilkenny, (CW Orebody) Planning Register: P.884/92 issued on 29 April 1994 by An Bord Pleanala subject to various conditions including an obligation prior to commencement of development to establish a mine closure fund in respect of restoration and rehabilitation of the mine area on closure of the mine and to obtain a financial surety to guarantee the availability of that fund, in favour of Kilkenny County Council and the Minister of at least IR£4.5 million, indexed to inflation. A mine closure fund deposit account was established with ICC Bank Plc, now Bank of Scotland, and that Bank issued a mine closure bond in favour of the Minister and Kilkenny County Council in compliance with the aforesaid obligation.

(ii)    Permission for an extension to existing zinc and lead mine near Galmoy (CW South) Planning Register: 99/1371 issued on 27 March 2002 by Kilkenny County Council subject to various conditions.

(iii)   Permission for an underground extension to existing zinc and lead mine near Galmoy, County Kilkenny (the R Zone) Planning Register: 03/804 issued on 23 December 2003 by Kilkenny County Council subject to various conditions.

9. Financing Arrangements

The total value of the Merger Offer (assuming the cash cancellation and/or exercise of all outstanding options under the ARCON Share Option Schemes), based on the Closing Price of SEK71 per Lundin Mining SDR on 16 March 2005 (the last practicable date prior to the publication of this document) is €93.4 million. The combined cash element under the Merger Offer (assuming the exercise of all outstanding options under the ARCON Share Option Schemes and ignoring the effect of elections, if any, pursuant to the Cash Alternative) is €48.4 million.

The financing of the Merger Offer is being made from Lundin Mining's own cash resources. As at 31 December 2004 Lundin Mining had cash of approximately CAD$105 million and investments with a market value approaching US$30 million.

Lundin Mining does not intend that the payment of interest on or repayment of or security for, any liability of the Lundin Mining Group will depend to any significant extent on the business of the ARCON Group or the arrangements contemplated or described in this document.

Macquarie is satisfied that sufficient resources are available to Lundin Mining to enable it to satisfy full acceptance of the Merger Offer.

10. Directors' service contracts

No directors of ARCON have service contracts with ARCON or its subsidiaries or associated companies with more than twelve months to run. No such service contracts have been entered into or amended within six months of the date of this document.

11. Other information

(a)    Full acceptance of the Merger Offer (assuming the cash cancellation and/or exercise of all outstanding options under the ARCON Share Option Schemes but ignoring the effect of elections, if any, pursuant to the Cash Alternative) would involve a maximum cash payment of approximately €48.4 million. Macquarie is satisfied that sufficient resources are available to Lundin Mining to enable it to satisfy full acceptance of the Merger Offer.

(b)   Corporate Finance Ireland Limited was engaged by ARCON to provide preliminary advice in assessing the possibility of a merger with Lundin Mining. ARCON has agreed to remunerate Corporate Finance Ireland Limited, of which Mr. James S.D. McCarthy, a non-executive director of ARCON, is a shareholder and director, for the additional work performed by CFI Limited in connection with the

Merger Offer. This remuneration which is on standard commercial terms, will be paid whether or not the Merger Offer becomes unconditional.

(c)    No proposal exists in connection with the Merger Offer that any payment or other benefit shall be made or given by Lundin Mining to any director of ARCON as compensation for loss of office or as consideration for or in connection with his retirement from office.

(d)    Macquarie and Davy Corporate Finance have given and not withdrawn their written consent to the inclusion in this document of the references to their names in the form and context in which they appear and Deloitte & Touche LLP has given and not withdrawn its written consent to the inclusion of its report.

(e)    Save as otherwise disclosed in this document, no agreement, arrangement or understanding exists between Lundin Mining or any person acting in concert with them or any of their associates and any of the directors or recent (i.e. the period from 16 March 2004 to 16 March 2005, the last practicable date prior to the publication of this document) directors, shareholders or recent shareholders of ARCON having any connection with or dependence on, or which is conditional on, the outcome of the Merger Offer.

(f)    Save as otherwise disclosed in this document, no agreement, arrangement or understanding exists whereby the beneficial ownership of any ARCON Shares acquired in pursuance of the Merger Offer will be transferred to any other person.

(g)    Subject to the terms of the Support Agreement, each of Lundin Mining and ARCON will pay its own expenses in connection with the Merger Offer.

(h)    Save as disclosed in this document, the directors of Lundin Mining are not aware of any material change in the financial or trading position of Lundin Mining since 31 December 2003 (the date to which the last published audited accounts of Lundin Mining were prepared).

(i)    Save as disclosed in this document, the Directors of ARCON, other than Mr. W. James Tilson are not aware of any material change in the financial or trading position of ARCON since 31 December 2003 (the date to which the last published audited accounts of ARCON were prepared).

(j)    The total emoluments receivable by the current directors of Lundin Mining will not be automatically varied as a result of the Merger Offer.

(k)    Save as disclosed in this document there has been no material change in information previously published by ARCON or Lundin Mining in connection with the Merger Offer since the commencement of the Offer Period.

12. Documents available for inspection

Copies of the following documents will be available for inspection during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) from the date of this document while the Merger Offer remain open for acceptance at the offices of Arthur Cox, Earlsfort Centre, Earlsfort Terrace, Dublin 2, Ireland:

(a)    the Memorandum and Articles of Association of Lundin Mining;

(b)    the Memorandum and Articles of Association of ARCON;

(c)    the published and audited consolidated accounts of ARCON for the three financial years ended 31 December 2003;

(d)    the unaudited preliminary results of ARCON for the twelve months ended 31 December 2004;

(e)    the published and audited consolidated accounts of Lundin Mining for the five financial years ended 31 December 2003;

(f)    the unaudited interim results of Lundin Mining for the twelve months ended 31 December 2004;

(g)    the written consents referred to in paragraph 11(d) of this Appendix VI;

(h)    the material contracts referred to in paragraph 7 of this Appendix VI;

(i)    the announcement made on 3 March 2005 by ARCON and Lundin Mining;

(j)    the announcement made on 18 March 2005 by ARCON and Lundin Mining and the letter sent to ARCON Shareholders pursuant to Rule 2.6(b) of the Irish Takeover Rules;

(k)    the letter to the Panel from Davy Corporate Finance confirming that, in its opinion and that of the Independent Directors, the expenses reimbursement arrangement referred to in the Support Agreement is in the best interests of ARCON Shareholders;

(l)    a copy of the Support Agreement;

(m)    copies of the irrevocable undertakings and letters of intent referred to in paragraph 4 of this Appendix VI;

(n)    correspondence with the Panel which the Panel has required to be put on display;

(o)    the offer document issued by Lundin Mining on 7 February 2005 to the other shareholders in North Atlantic Natural Resources AB, which is referred to in paragraph 7 of Part 2 of this document; and

(p)    this Offer Document and Form of Acceptance.

Dated 21 March 2005

APPENDIX VII

BASES AND SOURCES

(a)    The information on the Lundin Mining Group is extracted from the Annual Report and Accounts of Lundin Mining for the five years ended 31 December 2003 and the interim results for the twelve months ended 31 December 2004.

(b)    The audited financial information on the ARCON Group is extracted from the Annual Report and Accounts of ARCON for the three financial years ended 31 December 2003 and the unaudited financial information on the ARCON Group is extracted from the preliminary results for the twelve months ended 31 December 2004.

(c)    The value of the Merger Offer is based upon there being 173,938,282 ARCON Shares in issue and 4,883,844 ARCON Shares issuable to holders of options under the ARCON Share Option Schemes in issue in each case as at 16 March 2005 (being the last practicable date prior to the publication of this document).

(d)    As at 16 March 2005, there are 34,732,667 existing Lundin Mining Shares in issue. Following the compulsory acquisition of the remaining shares in NAN not owned by Lundin Mining, Lundin Mining will have issued approximately 1,313,396 Lundin Mining SDRs to shareholders in NAN.

(e)    The prices of existing Lundin Mining SDRs are sourced from the O-list of the Stockholm Stock Exchange, unless otherwise stated, and the prices of Lundin Mining Shares are sourced from the Toronto Stock Exchange, unless otherwise stated.

(f)    The prices of ARCON Shares are sourced from the Official List of the Irish Stock Exchange, unless otherwise stated.

(g)    All US$/SEK/Stg£/€ exchange rates for a particular time and/or date prior to the date of this document are European Central Bank Euro Foreign Exchange Reference Rates, sourced from www.ecb.int.

(h)    Amounts referred to in this document as having been converted to euro as at 16 March 2005 have been converted at the following exchange rates:

US$1: €0.74778; and

SEK1: €0.11001.

APPENDIX VIII

TERMS AND CONDITIONS OF THE LUNDIN MINING SDR ACCOUNT

Words and expressions defined in the Offer Document have the same meanings in these terms and conditions, unless the context otherwise requires.

If your Account SDRs are deposited in the Lundin Mining SDR Account for the reasons set out in paragraph 23(d)(iv) in Part 2 of the Offer Document, you and Lundin Mining Nominee agree to the following terms and conditions. Although your agreement will be with Lundin Mining Nominee, it may delegate certain of its duties and functions from time to time to an authorised service provider.

1. Ownership of your Account SDRs

(a)    Lundin Mining Nominee will be registered in the VPC Register as the holder of the SDRs which you own through the Lundin Mining SDR Account. Lundin Mining Nominee will hold your Account SDRs in uncertificated form on your behalf as bare trustee for you subject to the provisions of the articles of association of Lundin Mining and any other document governing the terms on which SDRs are issued.

(b)    You will receive from Lundin Mining or Lundin Mining Nominee an opening balance statement on joining the Lundin Mining SDR Account showing the number of Account SDRs you have. If requested further statements will be sent to you. You will also receive an advice note after a change in the number of your Account SDRs showing your new balance. If requested in writing and subject to your paying an administration charge, Lundin Mining Nominee will supply you with a duplicate or additional statement or a duplicate tax voucher.

(c)    You are required to check any statement which you receive from Lundin Mining Nominee and if you have any query or concern in relation to the matters disclosed in the statement you must contact Lundin Mining Nominee within two months of receipt of the statement by you.

(d)    Lundin Mining Nominee may correct any mistaken credits or debits to the records maintained for the Lundin Mining SDR Account and will notify you of any changes relevant to you.

(e)    Lundin Mining will ensure that Lundin Mining Nominee or its agents will keep a sub-register showing how many SDRs it holds as your nominee (the ''Sub-Register'').

(f)    A maximum of four people can be shown on the Sub-Register as the holder of any holdings of SDRs held through the Lundin Mining SDR Account. These terms and conditions apply to each of these people jointly and severally but, if more than one person is shown as the holder, the first person named on the Sub-Register is the only person who can give instructions under these terms and conditions.

(g)    Apart from the rights under these terms and conditions of those shown as a holder of SDRs in the Sub-Register neither Lundin Mining nor Lundin Mining Nominee will recognise any trust or other right or interest whatsoever even if it has notice of it.

(h)    You must correctly complete and return all documents which Lundin Mining Nominee provides to you if you are to give any instructions under these terms and conditions. On each occasion on which an instruction is given, you will be deemed to have confirmed that you have the necessary authority. In addition Lundin Mining Nominee may ask you for proof that you have a right to Account SDRs in the Sub-Register. It does not have to follow any instructions if you have not complied with a request to provide it with this proof.

(i)    If Lundin Mining Nominee receives proof of your death, it will continue to hold your Account SDRs. If you were the only person named on the Sub-Register for those Account SDRs, it will follow the instructions of your personal representatives. If more than one person was named on the Sub-Register, Lundin Mining Nominee will follow the instructions of the person named immediately after you on the Sub-Register.

(j)    Lundin Mining Nominee is not in any circumstances required to take any action under these terms and conditions if (in its view) this will or may be contrary to any law or regulation or the Articles of Association of Lundin Mining or any other document governing the terms on which SDRs are issued.

2. Dividends

(a)    Lundin Mining Nominee will arrange for Lundin Mining to pay any dividends to you at the address specified on your Form of Acceptance or such other address as may be notified by you to Lundin Mining Nominee from time to time. If more than one person is named as the holder of any SDRs in the Sub-Register, payment will be sent to the address given by the first named holder. Lundin Mining Nominee will not hold any cash for you.

(b)    If Lundin Mining offers the option to receive new SDRs instead of a cash dividend, Lundin Mining Nominee will arrange to receive SDRs and hold them for you if you instruct it to do this. If Lundin Mining Nominee does not receive any instructions from you (or some of your dividend is not received in the form of new SDRs), Lundin Mining will send you a cash dividend in accordance with paragraph 2(a).

(c)    Any Record Date (see paragraph 5 of Part 1 of Appendix V to this document) which is applied for the purpose of determining the payment of dividends to holders of SDRs, shall also be applied for the purpose of determining the payment of dividends to holders of Account SDRs.

3. Creation of new SDRs and other offers

(a)    If you are entitled to extra SDRs without payment (for example, because of a bonus, loyalty or other capitalisation issue), Lundin Mining Nominee will automatically hold the new SDRs for you under these terms and conditions.

(b)    If you are entitled to buy extra SDRs (for example, because of a rights issue), at its option Lundin Mining Nominee will either ask you how you wish it to exercise your rights and follow any instructions or will pass those rights to you so that you can exercise them yourself. Lundin Mining Nominee reserves the right not to act upon instructions that require it to make a payment unless funds have been received from you by the time specified by Lundin Mining Nominee. Any SDRs which you purchase will be held through the Lundin Mining SDR Account unless you or Lundin Mining Nominee give notice to the contrary.

(c)    If there is a takeover offer in relation to Lundin Mining or Lundin Mining Nominee will tell you about it. If you reply quickly and clearly enough to allow Lundin Mining Nominee to act, Lundin Mining Nominee will follow your instructions. If such a takeover offer becomes wholly unconditional and is still capable of acceptance, but Lundin Mining Nominee has still not received your instructions, Lundin Mining Nominee will again ask for and act on your instructions.

(d)    Where any other rights are offered in connection with your Account SDRs, Lundin Mining Nominee will take all reasonable steps to ensure that, as far as reasonably practicable, you receive the same rights as you would have done if you had been registered in the VPC Register as the holder of the SDRs in your own name.

(e)    If, after acting for you and Lundin Mining Nominee's other principals under this condition, Lundin Mining Nominee is left with fractions of SDRs, Lundin Mining Nominee may add these together, sell them and apply the proceeds to discharge Lundin Mining Nominee' operating expenses. Any balance remaining shall be paid to you and other principals in applicable rateable parts.

(f)    If Lundin Mining Nominee is required by Lundin Mining (or any other person) to give warranties or enter into any other agreement before acting for you under this condition, it may require you to enter into similar warranties or agreements with it before it acts.

(g)    Where you are asked to give instructions and do not (or do not give them in time) Lundin Mining Nominee will not take any action under this condition.

(h)    Any Record Date (see paragraph 5 of Part 1 of Appendix V to this document) which is applied for the purpose of determining the entitlement of holders of SDRs to the rights referred to in this paragraph 3, shall also be applied for the purpose of determining the entitlement of holders of Account SDRs to the same rights.

4. Voting at SDR holder meetings

Lundin Mining Nominee will send you information about shareholder meetings of Lundin Mining together with a form which you can use to give Lundin Mining Nominee your voting instructions. Please note that Lundin Mining Nominee will not be able to vote on behalf of individual holders of Account SDRs on a show of hands.

5. Leaving the Lundin Mining SDR Account

(a)    While your Account SDRs are held by Lundin Mining Nominee, you may only sell them or convert them into Lundin Mining Shares by using a form which you can obtain from Lundin Mining Nominee. Please note that a normal broker charges and commissions will be chargeable for the sale.

(b)    If you wish to transfer your Account SDRs in some other way, or the service referred to in paragraph 5(a) is not available for any other reason, you will need to transfer your Account SDRs out of the Lundin Mining SDR Account by requesting a form which you can obtain from Lundin Mining Nominee. Please note that a fee (currently SEK2,100) is chargeable for any SDRs withdrawn from the Lundin Mining SDR Account. Where SDRs are being withdrawn for the benefit of more than one holder of Account SDRs, and if the circumstances allow, this fee can be pro-rated in respect of the different holders.

(c)    If you want your Account SDRs removed from the Lundin Mining SDR Account for any reason, you can do so using a form which you can obtain from Lundin Mining Nominee. Please note that a fee (currently SEK2,100) is chargeable for any SDRs withdrawn from the Lundin Mining SDR Account. Where Account SDRs are being withdrawn for the benefit of more than one holder of Account SDRs, and if the circumstances allow, this fee can be pro-rated in respect of the different holders.

(d)    If Lundin Mining no longer wants Lundin Mining Nominee to hold SDRs for you or if it wants another of its subsidiaries to hold SDRs for you under these terms and conditions, Lundin Mining Nominee will give you at least 6 weeks notice before this change become effective. This notice will be sent to the most recent address on the Sub-Register. Lundin Mining will bear the cost of this change. If there is no other nominee willing to hold SDRs for you, you may be required to accept Lundin Mining Shares in exchange for the corresponding SDRs held on your behalf.

6. Charges

(a)    Initially, you will not be charged for any service described in these terms and conditions. However, Lundin Mining and Lundin Mining Nominee reserve the right to introduce an annual charge to meet expenses relating to the operation of the Lundin Mining SDR Account at any time. This will not be done without giving you advance notice and the option to withdraw from the Lundin Mining SDR Account without charge within six weeks of receiving such notice.

(b)    Lundin Mining and Lundin Mining Nominee reserve the right to introduce a charge if your Account SDRs are withdrawn from the Lundin Mining SDR Account other than in the circumstances described in paragraph 6(a).

(c)    A charge may be imposed for any service provided to you by Lundin Mining but which is not described in these terms and conditions,

(d)    You shall pay any value added tax and any other taxes payable in respect of any service provided to you under these terms and conditions.

7. Instructions, communications and complaints

(a)    Any instructions, notices or other communications sent under these terms and conditions will only be valid if they are in writing.

(i)    Lundin Mining Nominee will only act on written instructions which contain your folio number. Your folio number is shown on your statement which will be sent to you by Lundin Mining Nominee in accordance with paragraph 1. You must keep your folio number safe as it may be used by another person to place an instruction with Lundin Mining Nominee. Failure to quote your folio number may result in a delay in effecting your instructions. Instructions to transfer are acknowledged by an amended statement of holding or advice note. Other instructions are acknowledged by Lundin Mining Nominee acting on them but are not otherwise acknowledged.

(ii)    You should quote your folio number in all communications with Lundin Mining Nominee relating to your Account SDRs (for example any change of address or instructions about receipt of dividends).

(b)    Lundin Mining or Lundin Mining Nominee will send all notices and other communications to the most recent address on the Sub-Register. They will be treated as arriving 72 hours after posting. If more than one person appears on the Sub-Register as the holder of SDRs in a Lundin Mining SDR Account, Lundin

Mining or Lundin Mining Nominee will send all notices and other communications to the person first named on the Sub-Register and those notices and communications will be treated as given to all holders.

(c)    If you change your name or address or have a complaint, you should write to Lundin Mining Nominee straight away at this address given in the statement which will be sent to you by Lundin Mining in accordance with paragraph 1.

(d)    Lundin Mining Nominee may change its address and will notify you in your next statement.

8. When you cannot be traced

(a)    If:

(i)    Lundin Mining Nominee has sent documents to your address on two separate occasions and they have been returned, or

(ii)    dividend warrants have been returned or have not been cashed on two occasions in a row;

and, after making reasonable enquiries (including of any other company in the Lundin Mining Group), Lundin Mining Nominee cannot find out your current address, Lundin Mining Nominee do not have to send any more documentation to you until you tell Lundin Mining Nominee your address.

(b)    If:

(i)    on or after a 12 year period during which at least three dividends have been paid and none has been claimed, Lundin Mining Nominee announces that it intends to sell your Account SDRs by placing an advertisement in a leading national newspaper in Ireland, the United Kingdom, Sweden and Canada;

(ii)    during this 12 year period and for three months after the last of the advertisements appear, Lundin Mining Nominee has not received any communications from you or any person who is automatically entitled to your Account SDRs by law; and

(iii)    Lundin Mining Nominee has told the Stockholm Stock Exchanges that it intends to sell your Account SDRs.

Lundin Mining Nominee can sell your Account SDRs at the best price that it can reasonably obtain and pay the proceeds to Lundin Mining which will be entitled to retain them for its own benefit.

9. Variation and enforcement

(a)    Lundin Mining Nominee may change these terms and conditions by giving you at least 30 days' notice.

(b)    If Lundin Mining or Lundin Mining Nominee does not, or cannot, enforce any of the terms or conditions of these terms and conditions of this agreement, this will not affect its right to enforce the others or to enforce it on another occasion.

10. Other terms and conditions

(a)    Members of the Lundin Mining Group and their agents cannot give you any investment, taxation or legal advice in connection with your Lundin Mining SDR Account.

(b)    Lundin Mining Nominee may require evidence of your identity to comply with rules and regulations aimed at combating money laundering. Delay or failure to provide satisfactory evidence may result in Lundin Mining Nominee refusing to hold SDRs for you or in payments to you in connection with your Account SDRs being withheld. If Lundin Mining Nominee believes that you are breaching any rules or regulations aimed at combating money laundering, it may refuse to allow you to operate your Lundin Mining SDR Account.

(c)    If SDRs have been allocated to you as part of the offerings and you are not legally entitled to those SDRs, you agree that in relations to Account SDRs, Lundin Mining Nominee shall act as your agent to transfer all of your interests in them to the person entitled to them. You will not be paid any money in relation to this transfer.

(d)    Each of Lundin Mining and Lundin Mining Nominee can employ agents on such terms as it thinks fit and it can delegate any discretion that it may have under these terms and conditions to the extent that this is permitted by applicable law or regulation. Lundin Mining or Lundin Mining Nominee will satisfy itself that any person to whom it delegates any functions or responsibilities under these terms and conditions is competent to carry them out.

(e)    Each of Lundin Mining and Lundin Mining Nominee may disclose information about you to:

(i)    each other or to its agents for the purposes of these terms and conditions the purchase or sale of any SDRs or anything which relates to communication with and/or the identity of the beneficial holding of SDRs, or

(ii)   any authority where this is required by applicable law or regulation.

and for the purpose of section 8 of the Irish Data Protection Act 1988 (and any similar legislation in Canada, the United Kingdom or Sweden) you give your consent to such disclosure.

(f)    Information about you will be held on computer by or on behalf of Lundin Mining Nominee. You may request in writing a copy of your personal details held on computer subject to payment of any charge, which may from time to time apply to the release of such information.

(i)    When Lundin Mining Nominee (or its agents or delegates) enters into a transaction for you, it could be:-

(A)    acting for an associated company which is dealing as principal for its own account by selling SDRs to you or buying SDRs from you; or

(B)    buying SDRs where an associated company is involved in a new issue, rights issue, takeover or similar transaction concerning the SDRs; or

(C)    in a position where it has some other material interest in relation to the transaction.

(ii)   Your Account SDRs will not be identifiable by separate certificates or other physical documents of title. Should Lundin Mining Nominee default, any shortfall in SDRs registered in the name of the Lundin Mining SDR Account may be shared pro rata between you and other persons on whose behalf the Lundin Mining Nominee holds Account SDRs.

(g)    All cheques, certificates, statements and other documents sent to you under these terms and conditions are sent at your own risk.

(h)    All payments to you under these terms and conditions will be paid after making such deductions or withholdings as are required by law or are necessary to meet any cost, expense or liability for which Lundin Mining or Lundin Mining Nominee or any of their agents are liable by reason of you holding SDRs in the Lundin Mining SDR Account.

(i)    You are responsible for obtaining all approvals which you need to hold your Account SDRs in or transfer your Account SDRs out of the Lundin Mining SDR Account. If there is any inconsistency between your rights under these terms and conditions and Lundin Mining's Articles of Association and/or and any other document governing the terms on which SDRs are created, the latter document and the articles shall prevail.

(j)    Neither Lundin Mining nor Lundin Mining Nominee will be liable to you for any loss or liability, and you will keep Lundin Mining and Lundin Mining Nominee and their agents indemnified against any loss or liability suffered or incurred;

(i)    as a result of acting on your instructions,

(ii)   as a result of your failure to give instructions or instructions being given late, or

(iii)  otherwise following these terms and conditions unless due to the wilful default or negligence of any such person.

(k)    If Lundin Mining or any person (including Lundin Mining Nominee) acting on its behalf cannot perform any of its services under these terms and conditions due to circumstances beyond its reasonable control, it will take all reasonable steps to bring these circumstances to an end, but it will not be liable for its nonperformance except to the extent required by law.

(l)    Obligations under these terms and conditions are binding on all successors, executors, administrators and other legal representatives.

(m)    These terms and conditions are governed by Irish law. It is agreed that any dispute will be dealt with by the Irish courts.

APPENDIX IX

DEFINITIONS

The following definitions apply throughout this document unless the context requires otherwise
''1996 Regulations''	the Companies Act 1990 (Uncertificated Securities) Regulations, 1996 of
Ireland (S.I. No. 68 of 1996);

''£'' or ''Stg£'' or ''pounds	the lawful currency of the United Kingdom;
sterling''

''Access Rights''	all rights of access which are required by ARCON to exploit the ARCON
Mining Licences;

''Account SDRs''	SDRs held by Lundin Mining Nominee in the Lundin Mining SDR
Account;

''Admission''	the admission of the Lundin Mining SDRs created in connection with the
Merger Offer to the O-List of the Stockholm Stock Exchange and the
admission of the underlying Lundin Mining Shares to the Toronto Stock
Exchange becoming effective;

''Advertisement''	the advertisement of the Merger Offer to be placed in the Irish Times on
21 March 2005;

''ARCON''	ARCON International Resources P.l.c.;

''ARCON Employee Profit	the ARCON International Resources P.l.c. Employee Profit Sharing
Sharing Scheme''	Scheme;

''ARCON Group''	ARCON, its subsidiaries and associated undertakings;

''ARCON Mining Licences''	the mining licences under which ARCON operates at Galmoy mine;

''ARCON Planning Permissions''	the planning permissions granted to ARCON;

''ARCON Shareholders''	holders of ARCON Shares;

''ARCON Shares''	the existing issued and unconditionally allotted, fully paid ordinary shares of €0.10 each in the capital of ARCON and any such further shares which may be issued and unconditionally allotted prior to the date on which the
Merger Offer closes or, subject to the Irish Takeover Rules, such earlier date as Lundin Mining may decide and each an ''ARCON Share'';

''ARCON Share Option Schemes''	the ARCON 1986 Share Option Scheme (which has now expired) and the
ARCON 1997 Share Option Scheme;

''ARCON Share Options''	options granted under the ARCON Share Option Schemes;

''Australia''	the Commonwealth of Australia, its possessions, territories and all areas subject to its jurisdiction and political sub-divisions thereof;

''Boliden''	Boliden Mineral AB;

''Business Day''	a day, not being a Saturday or Sunday, on which the banks in Dublin and
London are open for business;

''CAD$''	Canadian dollars;

''Cash Alternative''	the cash alternative facility referred to in paragraph 2 of Part 2 of this document and paragraph 6 of Part B of Appendix I whereby all ARCON
Shareholders may elect to receive an amount in cash equivalent to the full value of the Merger Offer per ARCON Share in respect of the first
1,000 ARCON Shares registered in each ARCON Shareholder's name;

''Cash Component''	US$36.2198 in cash which each holder of 100 ARCON Shares who validly accepts the Merger Offer shall be entitled to receive under the terms of the

Merger Offer and so on in proportion for any greater or lesser number of
ARCON Shares held;

''certificated'' or ''certificated	a share or other security not in uncertificated form that is, not CREST;
form''

''Closing Price''	the official closing price or closing middle market quotation, as appropriate, of an ARCON Share as derived from the Official List or a
Lundin Mining Share as derived from the Official List of the Toronto Stock
Exchange or an existing Lundin Mining SDR as described from the O-list of the Stockholm Stock Exchange;

''Common Share''	a common share without par or nominal value in the capital of Lundin
Mining;

''CREST''	the relevant system (as defined in the 1996 Regulations) for the paperless settlement of trades and the holding of uncertificated securities in respect of which CRESTCo Limited is the operator (as defined in the 1996
Regulations);

''CREST member''	a person who has been admitted by CRESTCo as a system member (as defined in the 1996 Regulations);

''CREST participant''	a person who is in relation to CREST, a system-participant (as defined) in the 1996 Regulations;

''CREST sponsor''	a CREST participant admitted to CREST as a CREST sponsor;

''CRESTCo''	CRESTCo Limited, the operator of CREST;

''Davy''	J&E Davy, trading as Davy;

''Davy Corporate Finance''	Davy Corporate Finance Limited, a private limited company incorporated in Ireland;

''Directors'' or ''Board''	the directors of ARCON or of Lundin Mining, as the context so requires;

''Enlarged Group'' or ''Enlarged	Lundin Mining Group as enlarged by the Merger following completion of
Lundin Mining Group''	the Merger Offer;

''Escrow Agent''	Capita Corporate Registrars Plc (in its capacity as an Escrow Agent as described in the CREST manual issued by CRESTCo);

''euro'' or ''€'' ''cent'' or ''c''	the currency introduced on 1 January 1999 pursuant to the treaty establishing the European Community;

''Fairfield''	Fairfield Holdings Limited, a private company incorporated in Cyprus and wholly owned and controlled by Sir Anthony O'Reilly;

''Form of Acceptance''	the form of acceptance relating to the Merger Offer;

''FSMA''	the Financial Services and Markets Act 2000 of the United Kingdom;

''ICC Guarantee''	the guarantees given by Sir Anthony O'Reilly and Indexia Holdings
Limited, as described in paragraph 10 of Part 1 of this document;

''Independent Committee''	the Committee of the Board of ARCON, comprised of the Independent
Directors, established for the purposes of considering and if appropriate, recommending the Merger Offer;

''Independent Directors''	the directors of ARCON other than Mr. Tony O'Reilly Jnr, Mr. James S.D.
McCarthy, Mr. David Roxburgh and Mr. W. James Tilson;

''Indexia''	Indexia Holdings Limited, a private company wholly owned and controlled by Sir Anthony O'Reilly;

''Initial Announcement''	the announcement made by Lundin Mining and ARCON relating to a possible offer by Lundin Mining for all of the issued and be issued shares of ARCON, dated 3 March 2005;

''Interim Results''	the unaudited interim results of ARCON in respect of the six month period ended 30 June 2004;

''Ireland''	Ireland, excluding Northern Ireland;

''Irish Listing Rules''	the Listing Rules of the Irish Stock Exchange;

''Irish Stock Exchange''	The Irish Stock Exchange Limited;

''Irish Takeover Rules''	the Irish Takeover Panel Act 1997, Takeover (Amendment) Rules 2002 and
the Irish Takeover Panel Act 1997, Substantial Acquisition Rules, 2001 or
any of them as the context may require;

''Japan''	Japan, its cities and prefectures, territories and possessions;

''Listing Rules''	the Irish Listing Rules and the Listing Rules of the UK Listing Authority;

''London Stock Exchange''	London Stock Exchange plc;

''Lundin Mining''	Lundin Mining Corporation;

''Lundin Mining Group''	Lundin Mining, its subsidiaries and associated undertakings;

''Lundin Mining Nominee''	means Lundin Mining AB or such other subsidiary of Lundin Mining as
Lundin Mining AB may appoint to hold SDRs for the purpose of the
Lundin Mining SDR Account;

''Lundin Mining SDR's''	Lundin Mining Swedish Depositary Receipts, each of which represents one
Common Share in Lundin Mining;

''Lundin Mining SDR Account''	means the nominee account of Lundin Mining Nominee pursuant to the terms and conditions set out in paragraph 23 of Part 2 of this Offer
Document;

''Lundin Mining Share''	a Common Share;

''Lundin Mining Shareholders''	holders of Lundin Mining Shares;

''Lundin Mining Stock Option	the Lundin Mining Stock Option Plan;
Plan''

''Macquarie''	Macquarie Bank Limited;

''Member Account ID''	the identification code or number attached to any member account in
CREST;

''Merger''	the proposed merger of Lundin Mining and ARCON;

''Merger Offer''	the recommended offer by Lundin Mining for the ARCON Shares and
(where the context so requires) any revision, variation or renewal thereof and extension thereto;

''NAN''	North Atlantic Natural Resources AB (publ);

''Non-Independent Directors''	the directors of ARCON who are not independent for the purposes of the
Merger Offer, being Mr. Tony O'Reilly Jnr, Mr. James S.D. McCarthy and
Mr. David Roxburgh;

''Offer Document''	this document dated 21 March 2005 detailing the terms and conditions of the Merger Offer;

''Offer Period''	means the period commencing on 3 March 2005 (the date of the announcement of the possible offer for ARCON by Lundin Mining) and ending on 11 April 2005 or, if later, the time at which the Merger Offer becomes unconditional as to acceptances or lapses, whichever occurs first;

''Official List'' or ''Official Lists''	the Official List of the Irish Stock Exchange and/or the Official List of the
UK Listing Authority as the context so requires;

''Panel''	the Irish Takeover Panel established under the Irish Takeover Panel Act
1997;

''Participant ID''	the identification, code or membership number used in CREST to identify a particular CREST member or other CREST participant;

''Participating States''	participating member states of the European Union as defined in
Recital (2) of Council Regulation 974/98/EC;

''Preliminary Results''	the unaudited consolidated results of ARCON for the twelve months ended
31 December 2004 announced on 18 March 2005 and reproduced in section A of Appendix III of this document;

''Receiving Agent''	Capita Corporate Registrars Plc;

''SDRs''	Swedish Depositary Receipts;

''Securities Component''	the 3.2196 Lundin Mining SDRs which each holder of 100 ARCON
Shares who validly accepts the Merger Offer shall be entitled to receive under the terms of the Merger Offer and so on in proportion for any greater or lesser number of ARCON Shares held;

''SEK''	Swedish Kronor;

''Silver Wheaton''	Silver Wheaton Corporation;

''South Africa''	the Republic of South Africa, its provinces, possessions, and territories and all areas subject to its jurisdiction and any political sub-division thereof;

''Stock Exchanges''	the Irish Stock Exchange and the London Stock Exchange;

''Stockholm Stock Exchange''	Stockholmsbörsen;

''Support Agreement''	the agreement dated 17 March 2005 between ARCON and Lundin Mining in relation to expense reimbursement and non-solicitation, the principal terms of which are summarised in section 8 of Part 1 of this document;

''TFE Instruction''	a transfer from escrow instruction (as defined in the CREST Manual issued by CRESTCo);

''TTE Instruction''	a transfer to escrow instruction (as defined in the CREST Manual issued by
CRESTCo);

''UK Listing Authority''	the Financial Services Authority of the United Kingdom acting in its capacity as competent authority for the purposes of Part VI of FSMA;

''uncertificated'' or	ARCON Shares held in uncertificated form, title to which, by virtue of the
''uncertificated form''	1996 Regulations, may be transferred by means of CREST;

''United Kingdom'' or ''UK''	the United Kingdom of Great Britain and Northern Ireland;

''United States'' or ''US''	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia and all other areas subject to its jurisdiction or any political subdivision thereof;

''US$''	US dollars, the lawful currency of the United States;

''US Person''	has the meaning given under Rule 902 of Regulation S under the
US Securities Act;

''US Securities Act''	the United States Securities Act of 1933, as amended, updated and superseded from time to time;

''VPC''	VPC AB;

''VP Account''	a securities account with VPC subject to the Financial Instruments
Registrations Act (1998:1479) and other applicable rules governing the
Swedish CDS rules;

Any references to ''subsidiary undertaking'', ''associated undertaking'' and ''undertaking'' have the meanings given by the European Communities (Companies: Group Accounts) Regulations 1992.

Any reference to ''subsidiary'' has the meaning given to it by section 155 of the Companies Act 1963.

Any references to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof. Any reference to any legislation is to Irish legislation unless specified otherwise.

Words importing the singular shall include the plural and vice versa and words importing the masculine shall include the feminine or neuter gender.

APPENDIX X

GLOSSARY OF TECHNICAL TERMS

The following words and expressions are used in this document in the sense described below:
assay	the determination of valuable minerals in a sample
diamond drilling	drilling method which obtains a cylindrical core of rock by drilling with an annular diamond impregnated bit to recover samples;
grade (of ore)	the relative quantity of the percentage of mineral content in an ore body
mineralisation	the concentration of minerals and their chemical compounds within a body of rock
LHD	a vehicle that can Load and Haul broken rock to the Dump site
NSR	net smelter returns paid value of metals in concentrates after treatment and smelter charges
ore	a mineral of sufficient value, both in quantity and quality, which can be mined at a profit
ore body	the part of the geological structure that carries the ore
reserve	That part of a resource which can be mined legally and at a profit under economic conditions that are generally accepted as reasonable.
Proven reserve is the estimated quantity and grade of that part of a measured resource for which size, grade and distribution of values, together with technical and economic factors, are so well established that there is the highest of confidence in the estimate. The term is restricted to that part of the deposit being mined, or being developed and for which there is a mining plan.
Probable reserve is the estimated quantity and grade of that part of an indicated resource for which economic viability has been demonstrated by adequate information on engineering, operating, economic and legal factors, at a confidence level that allows positive decisions on capital expenditures.
resource	A deposit or concentration of material in such quantity and at such grade that extraction of the material at a profit is potentially possible.
Measured resource is the estimated quantity and grade of that part of the deposit for which size, configuration and grade have been so well established that a reliable grade and tonnage estimate can be made.
Indicated resources is the estimated quantity ore grade of that part of the deposit for which the continuity of grade, together with the extent and shape, are so well established that a reliable grade and tonnage estimate can be made. Inferred resource is the estimated quantity and grade that is determined on the basis of limited sampling, but for which there is sufficient geological information and reasonable understanding of the continuity and distribution of metal values to outline a deposit of potential economic merit.
recovery	(i) the proportion of the economic metal obtained by processing of an ore;
or (ii) in the context of drilling, the ore recovered from the linear distance drilled expressed as a percentage
stope	collection of room and pillars typically 50m x 80m
structure	mineralised or non-mineralised geological feature
sulphide	a compound of sulphur
tailings	ground rock remaining after processing to recover zinc and lead

Abbreviations:

Km	kilometre

mt	metric tonne

Pb	the chemical symbol for lead

sq km or km2	square kilometres

SML	state mining licence

t	tonne

Zn	the chemical symbol for zinc